Annual Report

2025

PELOTON

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-39058

Peloton Interactive, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**47-3533761**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
441 Ninth Avenue, Sixth Floor	**10001**
New York, New York	*(Zip Code)*
(Address of principal executive offices)	

(929) 567-0006
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.000025 par value per share	PTON	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of December 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $3.2 billion based upon the closing price reported for such date on The Nasdaq Global Select Market.

As of July 30, 2025, the number of shares of the registrant's Class A common stock outstanding was 391,926,269 and the number of shares of the registrant's Class B common stock outstanding was 15,837,270.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders, or Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement shall not be deemed to be filed as part hereof.

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including, without limitation, statements regarding our execution of and timing of and the expected benefits from our restructuring initiatives and cost-saving measures, the cost savings and other efficiencies of expanding relationships with our third-party partners, details regarding and the timing of the launch of new products and services, our new initiatives with retailer partners and our efforts to optimize our retail showroom footprint, the prices of our products and services in the future, our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "potential," "continue," "anticipate," "intend," "expect," "could," "would," "project," "plan," "target," and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions and other important factors that could cause actual results to differ materially from those stated, including, but not limited to:

- our ability to successfully execute our business strategy;

- our ability to achieve and maintain profitability and positive free cash flow;

- our ability to attract and maintain Subscribers;

- our ability to accurately forecast consumer demand for our products and services and adequately manage our inventory;

- our ability to execute and achieve the expected benefits of our restructuring initiatives and other cost-saving measures and whether our efforts will result in further actions or additional asset impairment charges that adversely affect our business;

- our ability to effectively manage our growth and costs;

- our ability to anticipate consumer preferences and successfully develop and offer new products and services in a timely manner, and effectively manage the introduction of new or enhanced products and services;

- demand for our products and services and growth of the connected fitness and wellness market;

- our ability to maintain the value and reputation of the Peloton brand;

- disruptions or failures of our information technology systems, or websites, or those of third parties on whom we rely;

- our reliance on a limited number of suppliers, contract manufacturers, and logistics partners for our Connected Fitness Products;

- our lack of control over suppliers, contract manufacturers and logistics partners for our Connected Fitness Products;

- our ability to predict our long-term performance and changes to our revenue as our business matures;

- any declines in sales of our Connected Fitness Products;

- the effects of increased competition in our markets and our ability to compete effectively;

- our dependence on third-party licenses for use of music in our content;

- actual or perceived defects in, or safety of, our products, including any impact of product recalls, quality improvement or similar programs or legal or regulatory claims, proceedings or investigations involving our products;

- increases in component costs, long lead times, supply shortages or other supply chain disruptions;

- accidents, safety incidents or workforce disruptions;

- seasonality or other fluctuations in our annual or quarterly results;

- our ability to generate class content;

- risks related to acquisitions or dispositions and our ability to integrate any such acquired companies into our operations and control environment, including Precor;

- risks related to expansion into international markets;

- risks related to payment processing, cybersecurity, or data privacy;

- risks related to artificial intelligence ("AI") and our integration of AI into our products, services and business operations;

- risks related to our Peloton Apps (as defined below) and their ability to work with a range of mobile and streaming technologies, systems, networks, and standards;

- our ability to effectively price and market our Connected Fitness Products and subscriptions and our limited operating history with which to predict the profitability of our subscription model;

- any inaccuracies in, or failure to achieve, operational and business metrics or forecasts of market growth;

- our ability to maintain effective internal control over financial reporting and our financial and management systems;

- impacts from warranty claims or product returns;

- our ability to maintain, protect, and enhance our intellectual property;

- our ability to comply with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

- risks related to changes in global trade policies, including our ability to mitigate the effects of tariffs and other non-tariff restrictions, such as taxes, quotas, local content rules, customs detentions and other protectionist measures;

- our reliance on third parties for computing, storage, processing and similar services and delivery and installation of our products;

- our ability to attract and retain highly skilled personnel and maintain our culture;

- risks related to our common stock and indebtedness; and

- those risks and uncertainties described in the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 and "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, as such factors may be updated in our filings with the Securities and Exchange Commission (the "SEC").

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Our forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to update any of these forward-looking statements for any reason after the date of this Annual Report on Form 10-K or to conform these statements to actual results or revised expectations, except as required by law.

You should read this Annual Report on Form 10-K, and the documents that we reference in this Annual Report on Form 10-K and have filed with the SEC, with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

In this Annual Report on Form 10-K, the words "we," "us," "our," and "Peloton" refer to Peloton Interactive, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risks and uncertainties when investing in our Class A common stock. Some of the principal risks and uncertainties include the following:

- We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.
- We may be unable to attract and retain Subscribers, which could have an adverse effect on our business and rate of growth.
- Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.
- We may not successfully execute or achieve the expected benefits of our restructuring initiatives and other cost-saving measures we may take in the future, and our efforts may result in further actions and/or additional asset impairment charges and adversely affect our business.
- The Company has evolved rapidly in recent years and continues to establish its operating experience at the appropriate scale. If we are unable to manage our longer-term growth, intervening changes and costs, or implement restructuring initiatives effectively, our brand, company culture, and financial performance may suffer.
- If we are unable to anticipate consumer preferences and successfully develop and offer new, innovative, and updated products and services in a timely manner, or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected.
- The connected fitness market is relatively new and, if the general market and specific demand for our products and services does not resume growth, or fails to grow as much as we expect, our business, financial condition, and operating results may be adversely affected.
- Our past financial results may not be indicative of our future performance.
- Our success depends on our ability to maintain the value and reputation of the Peloton brand.
- Changes in trade policies in the U.S. and internationally, including the imposition of tariffs, have had, and may continue to have, an adverse effect on our business, financial condition and results of operations.
- Any major disruption or failure of our information technology systems or websites, or those of third-parties on whom we rely, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business and operations.
- Our growing use of artificial intelligence and machine learning technologies may present additional risks and challenges, which could result in reputational and competitive harm, legal liability and adversely affect our results of operations.
- We rely on a limited number of suppliers, contract manufacturers, and logistics partners for our Connected Fitness Products. We also partner with and rely on third-party billing and e-commerce systems. A loss of any of these partners or an interruption or inability of these partners to satisfy our demand needs could negatively affect our business.
- We have limited control over our suppliers, contract manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.
- We derive a substantial portion of our revenue from sales of our Connected Fitness Products. A further decline in sales of our Connected Fitness Products would negatively affect our future revenue and operating results.
- We operate in a highly competitive market, and we may be unable to compete successfully against existing and future competitors.
- We depend upon third-party licenses for the use of music in our content. An adverse change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition.
- From time to time, we may be subject to legal proceedings, government inquiries or investigations, product recalls or similar programs, or disputes that could cause us to incur significant expenses, divert our management's attention, and materially harm our business, financial condition, and operating results.

PART I

Item 1. Business

<u>Overview</u>

Peloton is a leading global fitness and wellness company that empowers its Members to live fit, strong, long, and happy by providing fitness and wellness products and services they can use anytime, anywhere. We have a highly engaged community of approximately 6 million Members as of June 30, 2025, across the United States, United Kingdom, Canada, Germany, Australia, and Austria. As a category innovator at the nexus of fitness and wellness, technology, and media, we deliver experiences through our world-renowned Instructors, premium hardware and innovative software, personalization, and extensive modalities and content formats. Founded in 2012 and headquartered in New York City, Peloton aims to scale across the markets in which it operates.

We define a "Member" as any individual who has a Peloton account through a paid Connected Fitness Subscription or a paid App Subscription, inclusive of the Peloton App+, App One and Strength+ Memberships (our "Peloton Apps"), and engages in one or more workouts in the trailing 12-month period. We define workout engagement as either (i) completing the lesser of 50% or 10 minutes of Instructor-led classes, Scenic, and Lanebreak workouts; (ii) at least 10 minutes of any activity tracking workout (such as "Just Ride," "Just Run," or "Just Row") or Entertainment workout; or (iii) at least 5 minutes of any Strength+ workout with 80% of sets marked complete.

We define a "Paid Connected Fitness Subscription" as a person, household, or commercial property, such as a hotel or residential building, that has paid for a subscription to a Connected Fitness Product (a Connected Fitness Subscription with a successful credit card billing or with prepaid subscription credits or waivers). "Paid App Subscriptions" include all App+, App One, or Strength+ subscriptions for which we currently receive payment.

<u>Our Connected Fitness Products</u>

We provide Members with expert instruction and world-class content to create impactful and entertaining workout and wellness experiences for anyone, anywhere, and at any stage in their fitness journey. At home, outdoors, traveling, or at the gym, we offer an immersive and personalized experience. With a vast library of classes across many fitness disciplines, Members can access Peloton content via our hardware or our Peloton Apps, which can be accessed via phone, tablet, computer, or TV, allowing Members to work out when, where, and how they want.

Our Connected Fitness Products include:

- **Peloton Bike:** The original Peloton Bike combines fitness, technology, and media to connect riders to live and on-demand workouts led by Peloton Instructors. The Peloton Bike also offers alternative workout experiences like Peloton Entertainment (video streaming), Scenic (guided, time, and distance-based rides filmed in locations around the world), and Lanebreak (our game-inspired workout experience). It has an HD touchscreen.

- **Peloton Bike+:** The Peloton Bike+ includes all Bike features and unlocks an even more dynamic workout experience with a rotating HD touchscreen to improve the off-bike workout experience, as well as automatic resistance control with the Bike+ electronic braking system, and a more refined design. Designed to keep riders motivated and effortlessly moving from cardio to strength, yoga, and more, the Peloton Bike+ unlocks an even more seamless and integrated total workout experience.

- **Peloton Tread:** The Peloton Tread combines a cutting-edge treadmill design with Peloton's compelling Instructor-led running, walking, hiking, and Tread Bootcamp content, as well as Entertainment, Scenic, and Lanebreak. The Tread includes design elements unique to Peloton, like dial control knobs, jump buttons, and an auto-incline feature as well as an HD touchscreen.

- **Peloton Tread+:** The Peloton Tread+ includes all Tread features and unlocks an elevated comfort experience with slat belt technology. It has an upgraded touchscreen and a powerful sound bar designed for the highest quality home workout experience.

- **Peloton Row:** Peloton Row combines innovative software, premium hardware design, and exclusive Peloton content to deliver a unique low-impact, full-body cardio, and strength workout. Peloton Row employs proprietary form assistance and form guidance technology for rowers and also features personalized pace target technology. It has a rotating HD touchscreen.

- **Peloton Guide:** The Peloton Guide is an AI-powered personal trainer that connects to televisions and offers personalized strength training routines, rep and progress tracking, as well as form feedback. In July 2025, we discontinued the sale of Peloton Guide. The Company will continue to support existing Guide features and Memberships.

Financing options are available for most Peloton products. In select markets, we also provide the opportunity via the Peloton Rental program to rent Peloton Bike+ and access fitness content for one monthly fee.

<u>Our Memberships</u>

Peloton content is accessed via a Membership billed on a monthly or annual basis through a Paid Connected Fitness Subscription or a Paid App Subscription. Membership options include:

- **All-Access Membership:** The Peloton All-Access Membership is the most value-packed Peloton Membership. With this membership, the entire household can create individual profiles to access the full library of classes and receive tailored content recommendations across many fitness and wellness disciplines on the Peloton Bike, Bike+, Tread, Tread+, Row, Guide, as well as our Peloton Apps. The All-Access Membership also offers advanced metrics and progress tracking features to help members reach their goals, and the ability to diversify their workout experience through Scenic content, game-inspired experiences including Lanebreak, and the ability to stream favorite TV shows, movies, and sports through Peloton Entertainment (certain streaming services require separate subscriptions).

- **Rental Membership:** The Peloton Rental Membership allows Members to rent a Peloton Bike+ with all the Membership benefits of an All-Access subscription for a bundled monthly price.

- **Peloton App Membership:** Access to the Peloton Apps is available with an All-Access or Guide Membership for Members who have Connected Fitness Products or through a standalone App Membership (App+, App One, or Strength+). Peloton App+ provides unlimited access to Peloton's entire library of content, excluding Lanebreak and Scenic classes. Peloton App One is designed for Members who want unlimited access to thousands of classes across Strength, Yoga, Outdoor Running, HIIT, Meditation, and more, but equipment-based cardio classes (Bike/Tread/Row) are limited to a few per month, and Members do not have access to classes via a Peloton Bike, Bike+, or Tread, and are not able to track their performance metrics. Peloton Strength+ is an iOS mobile app with a standalone monthly membership. All-Access, App+, and Guide members get access to Strength+ for free.

- **Peloton Guide Membership:** In July 2025, we discontinued both the sale of Peloton Guide and the offering of Guide Memberships to new Members. We will continue to support existing Guide Memberships. Guide Memberships are reflected in Paid Connected Fitness Subscriptions.

Our Software

Our content delivery and interactive software platform is critical to our Member experience. We thoughtfully invest in research and development to enhance our platform, develop new products and features, and improve the speed, scalability, and security of our platform infrastructure. Our research and development organization consists of engineering, product, and design teams. We seek to continuously improve our Connected Fitness Products, as well as the Peloton Apps (including the Peloton mobile apps and watch apps), through frequent software updates, iterations of feature enhancements, and innovations. For example, last year we launched Personalized Plans, customized weekly workout plans matched to a Member's goals, equipment, and preferences. We also launched Strength+, a new iOS mobile app for strength workouts at home or in the gym, including a customizable workout generator and new Strength training programs from Peloton Instructors. We've also launched a number of performance-based features, including personalized pace targets on the Peloton Tread and Row, and we continue to invest in the Peloton Apps to create a more social experience. Lastly, we use AI and machine learning (ML) to power proprietary personalization and discovery models across all our software platforms.

Our Instructor-Led Content

We create engaging, original fitness and wellness content in a studio environment that is available on demand. Our Instructor-led content is immersive and motivating, while also creating a sense of community. We are constantly innovating and evolving our content library and offerings, which include Instructor-led audio-visual classes, Scenic content, Entertainment, Just Work Out, and a game-inspired workout option called Lanebreak. Tens of thousands of classes have been produced at our studios in New York City and London, featuring our proprietary Instructors, across many fitness and wellness disciplines.

Our content breadth and depth is vast. Fitness disciplines include: Cycling, Strength, Yoga, Running, Meditation, Cardio, Stretching, Outdoor, Walking, Tread Bootcamp, Bike Bootcamp, Boxing, Kettlebell, Pilates, Barre, Rowing, and Row Bootcamp. We have Scenic Content shot in beautiful destinations that includes Instructor-guided classes, exclusive partnership content, as well as non-guided time and distance-based options. We also have a game-inspired workout, Lanebreak, which allows Members to experience an animated workout as an alternative to Instructor-led programming. Lastly, we have a number of training programs, as well as collections of classes that are catered to our Members' interests and fitness goals. These are produced and developed using features that are exclusively available on Peloton.

Peloton Studios New York and Peloton Studios London provide an in-person Peloton fitness experience. Regular studio Member classes and events are held in these spaces combining a high-energy live production environment with fitness classes. We currently produce our content in three languages: English, German, and Spanish. We are also creating a class library featuring AI-powered subtitling and dubbing in multiple languages.

We have become noteworthy as a brand providing the opportunity for our Members to engage in a new way with the fitness experiences and wellness content they love. Our technology allows our Instructors to integrate curated music and class plans into our programming in a way that we believe aligns with our Members' musical tastes. We feature and celebrate some of the biggest artists and genres in the world through collaboration with music providers.

Sales and Marketing

We sell our products directly to customers through a multi-channel sales platform and via third parties. We also sell Peloton Connected Fitness Products to business-to-business ("B2B") customers. Our sales associates use customer relationship management tools to deliver an elevated, personalized, and educational purchase experience, regardless of channel of capture and conversion.

- **E-Commerce and Inside Sales:** Our desktop and mobile websites provide an elevated brand experience where visitors can learn about our products and services and access product reviews. Our Inside Sales team engages with customers by online chat on our websites, phone, and email, and offers one-on-one sales consultations.

- **Peloton for Business:** Peloton For Business is a unified portfolio of B2B fitness and well-being solutions for business clients to integrate Peloton into their customer and/or employee offerings. We serve seven key verticals: Hospitality, Multi-Family Residential, Gyms, Education, Corporate Wellness, Healthcare, and Community Wellness with a range of Connected Fitness, App, and engagement-based solutions. In July 2025, Peloton for Business became part of our new commercial business unit, which is intended to combine the best of Precor with Peloton's software, human coaching, and community.

- **Retail Showrooms:** Our showrooms allow customers to experience and try our products. We provide interactive product demonstrations, including the opportunity to take a "test class" on our Connected Fitness Products.

- **Third Party Retailers:** Our products are also available to purchase from a number of third party retailers, at times including Amazon, Dick's Sporting Goods, John Lewis, Fitshop and MediaMarkt, as well as through seasonal partners, such as Costco.

To market our products, we use a combination of brand and product-specific performance marketing, including seasonal promotions to build brand awareness, generate sales of our Connected Fitness Products, and drive Paid Connected Fitness subscriptions and Paid App subscriptions.

Manufacturing and Logistics

We primarily utilize a combination of third-party manufacturing partners for many of our new products and vertically integrated manufacturing for our refurbished Bike/Bike+. The components used in our products are procured directly by Peloton or on our behalf using our designs by our contract manufacturers, according to our required design specifications and high standards, from a variety of suppliers. In order to account for technology evolution and market fluctuations, we regularly review our relationships with our existing contract manufacturers and the components suppliers that they contract with, while evaluating prospective new partnerships. We use a combination of (i) leased and operated, as well as (ii) contracted third-party logistics providers ("3PLs") in our logistics and service network, which primarily includes middle mile and last mile operations centers in the United States, the United Kingdom, Canada, Germany, and Australia.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

As of June 30, 2025, we held 178 U.S.-issued patents and had 93 U.S. patent applications pending. We also held 477 issued patents in foreign jurisdictions and 91 patent applications pending in foreign jurisdictions. Our U.S. issued patents expire between December 28, 2026 and August 5, 2046. As of June 30, 2025, we held 45 registered trademarks in the United States, including the Peloton mark and our "P" logo and also held 959 registered trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our technology.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may and have been, in certain instances, challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

Competition

We believe that our magic formula of best-in-class equipment, integrated software, human coaching, and the world's most supportive fitness community allows us to improve our Member outcomes and sets us apart in the market for connected, technology-enabled fitness. We provide a superior value proposition with our Connected Fitness Subscriptions, giving us a competitive advantage versus traditional fitness and wellness products and services, and future potential entrants.

While we believe we are changing the consumption patterns for fitness, our main sources of competition include at-home fitness equipment and content, health and wellness apps, in-studio fitness classes, and fitness clubs.

The areas in which we compete include:

- **Consumers and Engagement:** We compete for consumers to join our platform through Connected Fitness Subscriptions, and we seek to engage and retain them through an integrated experience that combines hardware, software, human coaching, and community.

- **Product and App Offering:** We compete with producers of fitness products, services, and apps and work to ensure that our platform maintains the most innovative technology and user-friendly features.

- **Business-to-Business (B2B) Clients:** We compete with commercial fitness equipment manufacturers to offer fitness products and services to B2B clients.

- **Talent:** We compete for talent in every vertical across our company, including technology, media, fitness, design, supply chain, logistics, content, marketing, finance, strategy, legal, and retail. As our platform is highly dependent on technology, hardware, and software, we require a significant base of engineers to continue innovating.

The principal competitive factors that companies in our industry need to consider include, but are not limited to: total cost, supply chain efficiency across sourcing and procurement, manufacturing and logistics, enhanced products and services, original content, product quality and safety, competitive pricing policies, vision for the market and product innovation, strength of sales and marketing strategies, technological advances, and brand awareness and reputation. We believe we compete favorably across all of these factors, and we have developed a business model that is difficult to replicate.

Government Regulation

We are subject to many varying laws and regulations in the United States, the United Kingdom, the European Union, Australia, and throughout the world, including those related to privacy, data protection, content regulation, intellectual property, consumer protection (including with regard to subscription services), e-commerce, marketing, advertising, messaging, rights of publicity, health and safety, environmental, social, and governance factors, employment, labor, and anti-discrimination, product quality and safety, accessibility, competition, customs and international trade (including tariffs and non-tariff trade barriers), and taxation. These laws often require companies to implement specific information security controls to protect certain types of information, such as personal data, "special categories of personal data" or health data. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our current or future business and operations. In addition, it is possible that certain governments may seek to block or limit our products and services or otherwise impose restrictions that may affect the accessibility or usability of any or all of our products and services for an extended period of time or indefinitely.

Seasonality

Historically, we have experienced higher Connected Fitness Products sales in the second and third quarters of the fiscal year compared to other quarters, due in large part to seasonal holiday demand and promotions, New Year's resolutions, and colder weather in the Northern Hemisphere. We also have historically incurred higher sales and marketing expenses during these periods.

Human Capital

Our Culture

We foster an environment that attracts extraordinary talent, supports each person in becoming their best self, and unlocks the full potential of our team. This work is grounded in the values that define who we are and how we lead:

- *Believe* — We believe in the Power of Peloton to change people's lives for the better. This passion fuels our commitment to being all in, focused on what matters most, and accountable for doing what we say and delivering results.

- *Bring Your Best* — We always bring our best. We put members first, delivering products and experiences of which we can be proud. We are action-oriented, taking initiative, and leading with appropriate urgency. Our commitment to excellence drives us to embrace challenges and relentlessly experiment, innovate, and improve.

- *Lift People Up* — We lift each other up, knowing that together we go far. We're approachable, both asking for help and giving help to those who need it. We're collaborative, achieving shared success by fostering trust and open communication. And we're inclusive, actively seeking diverse perspectives and ensuring every voice is heard.

We bring these values to life through our approach to human capital management, outlined below.

Employees

As of June 30, 2025, we employed 2,145 individuals in the United States across our offices, production studio facilities, warehouse and distribution facilities, retail showrooms, and remote roles, of which 2,094 were full-time employees. Internationally, we employed 511 individuals primarily across corporate, studio and warehouse functions. We may also hire additional seasonal employees, primarily in our showrooms, during the holiday season. We are not signatories to any agreements with any labor organization, or a party to any collective bargaining agreements.

The Peloton Pledge

The Peloton Pledge is our commitment to creating an inclusive community where everyone can thrive. It is also a manifestation of our values: believe, bring your best, and lift people up. Operationalized throughout our business with clearly defined activities, accountability, and outcomes, the Pledge ensures that our impact is aligned with our purpose: empowering everyone – our team, our Members, and broader communities – to live fit, strong, long, and happy.

Peloton will lift up our team by 1) working to ensure equal opportunity and inclusion at all key points in the team member lifecycle, including hiring, reviews, and promotions, 2) maintaining fair and consistent pay outcomes, including by conducting pay equity reviews and addressing gaps when appropriate, 3) providing robust resources, programming, and team member-led groups that anyone can join to support a culture of inclusion, and 4) measuring our progress, identifying opportunities for improvement, and acting to foster a culture of inclusion.

Peloton will lift up our Members by creating content, products, and experiences that celebrate the vibrancy and breadth of our community and enlisting our world-class Instructors to serve as community ambassadors and as models of inclusivity.

Peloton will lift up our broader communities experiencing systemic inequities by using our full array of assets, especially Peloton's products and services, in partnership with leading nonprofit organizations to advance access to fitness and wellness for all, and partnering with and supporting community activations that cultivate long-term behavioral change.

Team Member Safety

We prioritize the health and safety of our team members, our Members, and the impact our operations have on the environment. The core elements of our team member health and safety program include workplace injury reporting, site risk analysis, incident management, documented processes and standards, environmental programs, training, and occupational health programs, and we are continually striving to improve these processes. Concerns about the health and safety of our team members must be reported through our PeloSafe portal. Any concerns about Peloton suppliers or business partners should be reported through our Integrity Helpline available online and by telephone. The Integrity Helpline is maintained through an external third-party platform and monitored by our Safety, Ethics, and Compliance Team.

Training, Development, and Engagement

We have a dedicated Global Talent Development Team that develops and delivers company-wide learning experiences across all functions. These include, but are not limited to, programs focusing on Peloton's approach to onboarding new team members, people and business leadership, dedicated coaching, function specific training offerings, and internal hiring and mobility to support personal and professional growth.

We believe our culture is strongest when it's shaped by the people living it every day. That's why the voice of the team member is at the heart of our learning and development strategy. Building a thriving talent ecosystem means listening actively, engaging consistently, and creating space for feedback that drives real action. We stay closely connected through multiple channels—our company intranet, Pelonet, regular all-team meetings, team town halls, and company-wide engagement surveys. These touchpoints ensure that every team member's perspective informs how we grow, learn, and lead, together.

Our Patent Incentive Program provides rewards and recognition to qualifying team members whose inventions are included in a patent application submitted by Peloton.

Competitive Compensation and Work-Life Harmony

Our compensation program is structured around our overarching philosophy of rewarding demonstrable performance and aligning team members with our goals and strategy. Consistent with this approach, we provide market competitive compensation and benefits that will attract, motivate, reward, and retain a highly talented team and foster work-life harmony. We take a comprehensive view of the tools and programs we use to attract, reward, and retain top talent, including comprehensive health benefits, family and lifestyle services and support, financial, legal and retirement benefits, product discounts, free App access, and studio rides.

Peloton is committed to fostering work-life harmony by embedding our core values of lifting people up, believing in our mission, and bringing our best into our daily interactions. We prioritize collaboration and inclusivity, creating an environment where everyone feels they belong and diverse perspectives are valued. Our focus on these principles, including being approachable, action-oriented, and striving for excellence, supports a positive and thriving work environment for our team members.

Corporate Information

Our website address is www.onepeloton.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Annual Report on Form 10-K or in any other report or document we file. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Peloton, the Peloton logo, Peloton Bike, Peloton Bike+, Peloton Tread, Peloton Tread+, Peloton Guide, Peloton Row, our Peloton Apps, Peloton Strength+, Precor and other registered or common law trade names, trademarks, or service marks of Peloton appearing in this Annual Report on Form 10-K are the property of Peloton. This Annual Report on Form 10-K contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and tradenames referred to in this Annual Report on Form 10-K appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Available Information

Our reports filed with or furnished to the Securities and Exchange Commission ("SEC") pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available, free of charge, on our Investor Relations website at https://investor.onepeloton.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other companies that file materials with the SEC electronically. We use our Investor Relations website and Press Newsrooms (https://investor.onepeloton.com/news-and-events/news-releases and https://www.onepeloton.com/press) as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our Investor Relations website and Press Newsrooms in addition to following our press releases,

SEC filings, investor events and webcasts. The information contained on, or that can be accessed through, these websites is not incorporated by reference into, and is not a part of, this Annual Report on Form 10-K or in any other report or document we file.

Item 1A. Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes and the information included elsewhere in this Annual Report on Form 10-K and our other public filings before deciding whether to invest in shares of our Class A common stock. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.

We have incurred operating losses each year since our inception in 2012 and may continue to incur net losses in the future. Our operating expenses may increase in the future as we optimize and grow our business, including, for example, via our sales and marketing efforts, continuing to invest in research and development, adding content and software features to our platform, expanding into new geographies, expanding the reach and use of the Peloton Apps, and developing new products and features. These potential efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on strategic opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

We may be unable to attract and retain Subscribers, which could have an adverse effect on our business and rate of growth.

Our continued business and revenue growth is dependent on our ability to continuously attract and retain Subscribers, and we cannot be sure that we will be successful in these efforts, or that Subscriber retention levels will not materially decline. There are a number of factors that could lead to a decline in Subscriber levels or that could prevent us from increasing our Subscriber levels, including:

- our failure to introduce new features, products, or services that Members find engaging or our introduction of new products or services, or changes to existing products and services that are not favorably received;
- harm to our brand and reputation;
- pricing and perceived value of our offerings;
- our inability to deliver quality products and functionality, content, and services;
- actual or perceived safety concerns regarding our products;
- unsatisfactory experiences with the delivery, installation, or servicing of our Connected Fitness Products, including due to delivery costs or prolonged delivery timelines and limitations on in-home installation, return, and warranty servicing processes;
- our Members engaging with competitive products and services;
- technical or quality problems that affect the Member experience;
- a decline in the public's interest in indoor cycling or running, or other fitness disciplines that we invest most heavily in;
- deteriorating general economic conditions or a change in consumer spending preferences or buying trends;
- changes in consumer preferences regarding home fitness; and
- interruptions in our ability to sell or deliver our Connected Fitness Products or to provide or to create content and services for our Members.

Additionally, any potential expansion into international markets can involve new challenges in attracting and retaining Subscribers that we may not successfully address. As a result of these factors, we cannot be sure that our Subscriber levels will be adequate to maintain or permit the expansion of our operations. A decline in Subscriber levels could have an adverse effect on our business, financial condition, and operating results.

Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and contract manufacturers, based on our estimates of future demand for particular products and services. Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our and our competitors' products and services, unanticipated changes in general market conditions, and the weakening of consumer confidence in future economic conditions. Failure to accurately forecast our needs or consumer demand may result in manufacturing delays, reduced manufacturing efficiencies, increased costs, a shortage of products available for sale or an excess in inventory.

We have in recent periods experienced, and may continue to experience, a decrease in consumer demand, resulting in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which lower our gross margins and could impair the strength and premium nature of our brand. In periods when we experience a decrease in demand for our products and an increase in inventory, we may be unable to renegotiate our agreements with existing suppliers or partners on mutually acceptable terms and may be prevented from fully utilizing firm purchase commitments. Although in certain instances our agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs, our loss contingencies may include liabilities for contracts that we cannot cancel, reschedule or adjust with suppliers or partners. In addition, we may deem it necessary or advisable to renegotiate agreements with our supply partners to scale our inventory with demand. Disputes with our supply partners regarding our agreements have, in certain instances, resulted, and may in the future result in, litigation, which could result in adverse judgments, settlements or other litigation-related costs as well as disruption to our supply chain and has and may in the future require management's attention. Further, we are required to evaluate goodwill impairment on an annual basis and between annual evaluations in certain circumstances, and future goodwill impairment evaluations may result in a charge to earnings.

We may not successfully execute or achieve the expected benefits of our restructuring initiatives and other cost-saving measures we may take in the future, and our efforts may result in further actions and/or additional asset impairment charges and adversely affect our business.

In August 2025, the Company announced a new restructuring plan (the "2025 Restructuring Plan"), which includes a reduction in global headcount and is intended to improve the Company's cost structure, operating efficiency, and profitability, while providing the opportunity to return to growth by reinvesting a portion of the savings into Peloton's differentiating capabilities. Our actions under our previous restructuring plans announced in February 2022 (the "2022 Restructuring Plan") and in May 2024 (the "2024 Restructuring Plan") have been substantially completed. The 2022, 2024, and 2025 plans, taken together, are referred to as the "Restructuring Plans."

We also continue to take actions intended to address the short-term health of our business as well as our long-term objectives based on our current estimates, assumptions and forecasts. These measures are subject to known and unknown risks and uncertainties, including whether we have targeted the appropriate areas for our cost-saving efforts and at the appropriate scale, and whether, if required in the future, we will be able to appropriately target any additional areas for our cost-saving efforts. As such, the actions we are taking under the Restructuring Plans and that we may decide to take in the future may not be successful in yielding our intended results and may not appropriately address either or both of the short-term and long-term strategy for our business. Implementation of the Restructuring Plans and any other restructuring or cost-saving initiatives may be costly and disruptive to our business, the expected costs and charges may be greater than we have forecasted, and the estimated cost savings may be lower than we have forecasted. Additionally, certain aspects of the Restructuring Plans, such as severance costs in connection with reducing our headcount, could negatively impact our cash flows. In addition, our initiatives have resulted, and could in the future result in, personnel attrition beyond our planned reduction in headcount or reduced employee morale, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees. Unfavorable publicity about us or any of our strategic initiatives, including the Restructuring Plans, could result in reputation harm and could diminish confidence in, and the use of, our products and services. See "— *Our success depends on our ability to maintain the value and reputation of the Peloton brand.*" The Restructuring Plans have required, and may continue to require, a significant amount of management's and other employees' time and focus, which may divert attention from effectively operating and growing our business. See Part 1, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—*Restructuring.*"

The Company has evolved rapidly in recent years and continues to establish its operating experience at the appropriate scale. If we are unable to manage our longer-term growth, intervening changes and costs, or implement restructuring initiatives effectively, our brand, company culture, and financial performance may suffer.

As we evolve over time, our business can take different forms. During periods of growth, we have had to manage costs while making investments such as expanding our sales and marketing, focusing on innovative product and content development, upgrading our management information systems and other processes, and obtaining more space, and in future periods of growth, we expect to have to similarly manage our costs while investing in the expansion of our business. Our existing resources have been strained during periods of growth and as a consequence of our restructuring initiatives. We could experience ongoing operating difficulties in managing our business across numerous jurisdictions, such as difficulties in hiring, training, managing and retaining a diffuse employee base, including as a result of growth in new jurisdictions or in jurisdictions in which we currently operate. Failure to preserve our company culture could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. Moreover, the integrated nature of aspects of our business, where we design our own Connected Fitness Products, develop our own software, produce original fitness and wellness programming, and sell some of our products through our own sales teams and e-commerce site, exposes us to risk and disruption at many points that are critical to successfully operating our business and may make it more difficult for us to scale our business over time. We have recently experienced lower demand for our Connected Fitness Products and services, which resulted in a shift in our strategic focus, including through the Restructuring Plans and the additional ongoing actions we have taken and may take to optimize our business. As we continue to develop our infrastructure, and particularly in light of the reductions in headcount that began as a part of our February 2022 restructuring initiatives and have continued with the 2024 and 2025 Restructuring Plans, we may find it difficult to maintain valuable aspects of our culture. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our long-term growth while managing costs, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. We may not be able to realize the cost savings and benefits initially anticipated as a result of our restructuring initiatives or the additional ongoing initiatives to optimize our business and the anticipated costs of these initiatives may be greater than expected.

We have made changes to our targeted retail showroom strategy, including reducing the number of retail showroom locations. We have placed more of an emphasis on third-party retail distribution, as we have reduced our retail showroom presence as part of the 2024 and 2025 Restructuring Plans and as part of our go-to-market approach for international markets. We expect to exit additional retail locations but our ability to exit may be limited by timing and cost under the lease terms. Many of our remaining retail showrooms are leased pursuant to multi-year leases, and our ability to sublease to a suitable subtenant, or negotiate favorable terms to exit a lease early or for a lease renewal option, may depend on factors that are not within our control.

Our growth strategy has at times contemplated, and may in the future contemplate, increases in our advertising and other marketing spending. We may in the future also open additional production studios as we expand, which would require significant additional investment. The successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth.

Because we have a limited history of operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, including tariffs, reduces our ability to accurately forecast quarterly or annual revenue and subscriptions. Failure to manage our future growth and evolution of the company effectively could have an adverse effect on our business, financial condition, and operating results.

If we are unable to anticipate consumer preferences and successfully develop and offer new, innovative, and updated products and services in a timely manner, or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected.

Our success in maintaining and/or increasing our Subscriber base depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced offerings in a timely manner or via the appropriate channels, then our new or enhanced offerings may not be accepted by our Subscribers. Our competitors may also introduce similar or more desirable offerings and at speeds that are faster than us, which could negatively affect our growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of fitness and wellness offerings, or away from these types of offerings altogether. Our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower subscription rates, lower sales, pricing pressure, lower gross margins, discounting of our products and services, and excess inventory levels.

Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings to market in a way that adequately meets demand. For example, we have, and continue to look at ways to broaden our sales channels, including through distribution to third-party retailers, rethinking the value proposition of our Peloton Apps, and offering a rental program in select markets where Subscribers can rent Peloton Bike+ and access fitness content for one monthly fee (Peloton Rental). Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying product and service introductions.

Moreover, we must successfully manage the introduction of new or enhanced products and services. The manner of such introductions could adversely impact the sales of our existing products and services. Consumers may choose to forgo purchasing existing products or services in advance of new or anticipated product and service launches, and we may experience higher returns from users of existing products. As we introduce new or enhanced products and services, we may face additional challenges managing a more complex supply chain, including the time and cost associated with onboarding and overseeing additional suppliers, logistics providers, and third-party retailers. We may also face challenges managing our manufacturing processes and onboarding and overseeing additional manufacturers as we introduce new or enhanced products and services. To the extent the introduction of new or enhanced products and services results in shifts within our manufacturing processes or supply chain, we may face additional challenges managing the reduction in supply from or offboarding of suppliers, manufacturers, supply chain partners, logistics providers and third-party retailers, among others, including impacts to the viability of such suppliers as a result of the reduction in demand from Peloton or others. Additionally, we may face challenges managing the inventory of new or existing products, which could lead to excess inventory and discounting of such products, among other things. New or enhanced products or services may have varying selling prices and costs compared to legacy products and services, which could negatively impact our brand, gross margins and operating results.

We may also experience delays in our planned release dates for new or enhanced products and services, and there can be no assurance that new products, services, features or capabilities will be released according to schedule. Delays may be the result of factors beyond our control, such as trade controls or geopolitical uncertainties, or may be due to the performance of third-parties with which we have commercial relationships. If delayed, there can be no guarantee that a new or enhanced product or service will be introduced as planned, if ever. Any delays, including as a result of design, manufacturing, quality control, supply chain or other logistical issues, could result in adverse publicity, loss of revenue or market acceptance, and litigation, all of which could adversely affect our business, financial condition and results of operations. Such adverse affects may be exacerbated if any delays coincide with or impact periods of seasonally high demand, such as the holiday season and the second and third quarters of our fiscal year.

The connected fitness market is relatively new and, if the general market and specific demand for our products and services does not resume growth, or fails to grow as much as we expect, our business, financial condition, and operating results may be adversely affected.

The connected fitness and wellness market is relatively new and experienced periods of rapid growth in recent years, and it is uncertain whether it will resume high levels of growth and achieve wide market acceptance. Our success depends substantially on the willingness of consumers to widely adopt our products and services. We have had to educate consumers about our products and services through significant investment and provide content that is of superior quality to the content and experiences provided by our competitors. Additionally, the fitness and wellness market at large is heavily saturated, and the demand for and market acceptance of new products and services in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop or be sustained at current levels, that the public's interest in connected fitness and wellness will continue, or that our products and services will be widely adopted. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our products and services do not achieve or sustain market acceptance, our business, financial condition, and operating results would be adversely affected.

Our past financial results may not be indicative of our future performance.

Any historical revenue growth should not be considered indicative of our future performance. In particular, we experienced a significant increase in our Subscriber base at the onset of the COVID-19 pandemic, which slowed down and since decreased as consumers were able to resume activity outside the home. Over the long term it remains uncertain how the impacts of the post-COVID-19 pandemic environment and other market constraints, including macro- and micro-economic factors such as inflation, tariffs and non-tariff barriers, interest rates, foreign currency exchange rate fluctuations, and increased debt and equity market volatility, will impact consumer demand for our products and services over the long term. Estimates of future revenue growth are subject to many risks and uncertainties, and our future revenue may differ materially from our projections. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by companies in rapidly changing industries, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to maintain positive cash flows from operations or attain net income profitability in any given period, or at all.

Our success depends on our ability to maintain the value and reputation of the Peloton brand.

We believe that our brand is important to attracting and retaining Members. Maintaining, protecting, and enhancing our brand depends on the success of a variety of factors, such as: our marketing efforts; our ability to provide consistent, high-quality products, services, features, content, and support, our ability to successfully secure, maintain, and enforce our rights to use the "Peloton" mark, our "P" logo, and other trademarks important to our brand; our ability to successfully respond to a negative event that impacts our brand; and our ability to meet shareholder and Member expectations. We believe that the importance of our brand will increase as competition further intensifies and brand promotion activities may require substantial expenditures. Our brand could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. Unfavorable publicity about us, our strategic initiatives, such as our Restructuring Plans, or our products, services, pricing, technology, customer service, content, personnel, and suppliers could diminish confidence in, and the use of, our products and services. As discussed further in "Risks Related to Our Connected Fitness Products and Members" and "Risks Related to Laws, Regulation, and Legal Proceedings," the legal proceedings in which we have been named, the regulators' investigations, and any other claims or proceedings involving us or our products, actions we take to address these matters, and any further publicity regarding any of the foregoing could harm our brand. Such negative publicity could also have an adverse effect on the size, engagement and loyalty of our Member base and result in decreased revenue, which could have an adverse effect on our business, financial condition, and operating results. See "— *Stockholder activism could disrupt our business, cause us to incur significant expenses, hinder execution of our business strategy, and impact our stock price.*"

Changes in trade policies in the U.S. and internationally, including the imposition of tariffs, have had, and may continue to have, an adverse effect on our business, financial condition and results of operations.

There is significant uncertainty about the future of trade relationships around the world, including potential changes to trade treaties, laws, regulations, policies, customs duties, sanctions, taxes and tariffs. In particular, the U.S. government has imposed tariffs on products imported from certain countries in which we do business or in which our products are manufactured, such as Taiwan, China, Thailand and Canada. The U.S. has also imposed tariffs on certain sectors and materials. Some countries have responded with new or increased tariffs or other trade barriers of their own. Tariff rates and the scope of products subject to tariffs have changed based on action by the U.S. government. Certain of these tariffs have been subsequently paused or modified, including as a result of negotiations with the U.S., and the situation remains fluid.

The U.S. or countries into which we import products have, and may in the future, adjust or impose new quotas, duties, tariffs or reciprocal tariffs or other restrictions. These imposed and announced tariffs have impacted, or have the potential to impact, our imports from other countries. For example, a significant portion of our hardware is produced outside the U.S., including in Taiwan, China and Thailand, and certain of our equipment and apparel is currently subject to tariffs. Certain of our equipment is also subject to reciprocal tariffs from other countries on such equipment's aluminum content, and may be subject to other such tariffs, for example on steel and copper content. The ultimate impact of tariffs will depend on various factors, including the length of time such tariffs remain in place, the ultimate levels of such tariffs and how other countries respond to U.S. tariffs. We continue to monitor these developments.

If tariffs, sanctions, trade restrictions or other trade barriers are expanded or interpreted by a court or governmental agency to apply to more of our products or services, then our exposure to future tariffs, taxes and duties on such imported products and components could be significant and could have a material effect on our business, financial condition and results of operations, including gross margin. There can be no assurance that we will not experience a disruption in our business related to these or other changes in trade practices, and any changes to our operations, the pricing of our products and services, or our sourcing strategy in order to mitigate any such tariff costs could be complicated, time-consuming, costly and may be perceived negatively. Furthermore, our business may be adversely affected by tariffs or trade measures taken by other countries, which could materially harm our business, financial condition and results of operations. Trade barriers, or the perception that any of them could be imposed, may have a negative impact on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between affected countries and the U.S. Negative perceptions of the U.S. abroad, as a result of tariff measures or otherwise, could lead to partial or total boycotts of products or services associated with the U.S., including our own, and reciprocal boycotts in response. Any of these factors could have an adverse effect on our business, financial condition and results of operations.

Any major disruption or failure of our information technology systems or websites, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business and operations.

We rely on the Internet, as well as digital infrastructure, computing networks and systems, hardware and software to support our internal and Member-facing operations (collectively, "information technology systems" or "systems"). Certain of our information technology systems are designed and maintained by us while others are designed, maintained and/or operated by third parties. These systems are critical for the efficient functioning of our business, including the manufacture and distribution of our Connected Fitness Products, online sales of our Connected Fitness Products, and the ability of our Members to access content on our platform. Our growth over the past several years has, in certain instances, strained these systems. We continue to implement modifications and upgrades to our systems, and these activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including, but not limited to, impairment of our ability to fulfill customer orders or collect payment from such orders, and other disruptions in our business operations. Further, our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. If we fail to successfully implement modifications and upgrades or expand the functionality of our information technology systems, we could experience increased costs associated with diminished productivity and operating inefficiencies related to the flow of goods through our supply chain.

In addition, any unexpected technological interruptions to our systems or websites would disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain, sell our Connected Fitness Products online, provide services to our Members, collect payment for our services, and otherwise adequately serve our Members. The operation of our direct-to-consumer e-commerce business through our website depends on our ability to maintain the efficient and uninterrupted operation of online order-taking and fulfillment operations. Any system interruptions or delays could prevent potential customers from purchasing our Connected Fitness Products.

Moreover, the ability of our Members to access the content on our platform could be diminished by a number of factors, including Members' inability to access the internet, the failure of our network or software systems, cyber-attacks and security breaches, or variability in Member traffic for our platform. Platform failures would be most impactful if they occurred during peak platform use periods, which generally occur before and after standard work hours. During these peak periods, there are a significant number of Members concurrently accessing our platform and if we are unable to provide uninterrupted access, our Members' perception of our platform's reliability and enjoyment of our products and services may be damaged, our revenue could be reduced, our reputation could be harmed, and we may be required to issue credits or refunds, or risk losing Members.

In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner, which could have a material adverse effect on our business, financial condition, and operating results.

Our growing use of artificial intelligence and machine learning technologies may present additional risks and challenges, which could result in reputational and competitive harm, legal liability and adversely affect our results of operations.

We currently integrate and are working to further integrate AI and machine learning technologies into our products and services, as well as our corporate operations, and these technologies present additional risks and challenges, including the proper management of their use. These technologies are complex and rapidly evolving and building or integrating them into our business may require significant investment and personnel with no assurance that we will realize the desired or anticipated benefits. We may incur costs and experience delays in developing and then maintaining new solutions and services or enhancing our current products and services to adapt to the changing AI landscape. While AI adoption is likely to continue and may accelerate, and AI may become more important to our business over time, the long-term trajectory of this technological trend is uncertain. Market acceptance, understanding and valuation of products and services that incorporate AI are uncertain and the perceived value of AI technologies used in our products and services could be inaccurate. Our competitors or other third parties may incorporate AI into their products and services more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Any AI-generated, altered or enhanced content within our products and services may not find acceptance by Members and others.

The rapid evolution of AI may require the dedication of substantial resources to implement AI ethically and minimize unintended harmful impacts. AI algorithms and training methodologies may be flawed and datasets may be overbroad, insufficient, contain biased information or infringe on third parties' rights. The content or recommendations that AI technologies assist in producing may or may be alleged to be deficient, inaccurate, offensive, biased, infringing, or otherwise improper or harmful. Further, the use of AI has been known to result in, and may in the future result in, cybersecurity incidents that implicate personal data. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm or legal liability. While we aim to deploy AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. Any of these factors could have an adverse effect on our business, financial condition and results of operations.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, discrimination, cybersecurity and privacy and data protection. Compliance with existing, new, and changing laws, regulations, executive orders, and industry standards relating to AI may limit some uses of AI, impose significant operational costs and limit our ability to develop, deploy or use AI technologies. Further, the continued integration of any AI technologies into our business, products and services may result in new or enhanced governmental or regulatory scrutiny. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action and brand and reputational harm, any of which could have an adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers, contract manufacturers, and logistics partners for our Connected Fitness Products. A loss of any of these partners or an interruption or inability of these partners to satisfy our demand needs could negatively affect our business.

We are solely reliant on contract manufacturers for all of our manufacturing needs. In most cases, we rely on only a single supplier for our products and some critical components. In the event of interruption from any of our contract manufacturers or suppliers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and delays, since we do not currently have qualified alternative or replacement contract manufacturers beyond these key partners. Furthermore, a large number of our contract manufacturers' primary facilities are located in Taiwan, China and Thailand. Our business could be adversely affected if one or more of our suppliers is impacted by tensions, hostilities, or trade disputes affecting the region, a natural disaster, an epidemic, or other interruption at a particular location. Such interruptions may be due to, among other things, temporary closures of the facilities of our contract manufacturers and other vendors in our supply chain; restrictions on or delays surrounding travel or the import/export of goods and services from certain ports that we use; and local quarantines or other public safety measures. We may also be impacted by contract manufacturing and supply chain disruptions due to contract manufacturer or supplier financial distress, particularly where we rely on a manufacturer or supplier that may depend on us for a significant proportion of its business. In such a case, we may be required to renegotiate the terms of our agreement or to pursue a strategic transaction or other alternative arrangement with that supplier or manufacturer or others.

In the future, we may maintain or further increase our reliance on third-party suppliers, manufacturers, independent contractors and other logistics partners. If any of these parties do not perform their obligations or meet the expectations of us or our Members, our brand, reputation and business could suffer.

If we experience a significant increase in demand for our Connected Fitness Products that cannot be satisfied adequately through our existing supply channels, if we need to replace an existing supplier, manufacturer or partner, or if we find we need to engage additional suppliers, manufacturers and partners to support our operations, we may be unable to supplement or replace them under our required timing, at a quality standard to our satisfaction, or on market terms that are acceptable to us, which may undermine our ability to deliver our products to Members in a timely manner and otherwise impact our Members' experience. For example, if we require additional manufacturing support, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our products to our specifications in sufficient volume. Similarly, in times of decreased demand, or due to changes in our product portfolio or strategy, we may deem it necessary or advisable to renegotiate agreements with our supply partners in order to appropriately scale our inventory, which could impair our relationship with these counterparties if we are unable to arrive at mutually acceptable terms, and significantly increase our inventory position and working capital and/or negatively impact their viability. See "— *Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.*" Identifying suitable suppliers, manufacturers, and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of or poor performance by any of our significant suppliers, contract manufacturers, or logistics partners could have an adverse effect on our business, financial condition and operating results.

We have limited control over our suppliers, contract manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

We have limited control over our suppliers, contract manufacturers, and logistics partners, which subjects us to the following risks:

- inability to satisfy demand for our Connected Fitness Products;
- reduced control over delivery timing and related customer experience and product reliability;
- reduced ability to monitor the manufacturing process and components used in our Connected Fitness Products;
- limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;
- variance in the manufacturing capability of our third-party manufacturers;
- price increases;
- product safety issues, including actual or perceived design or manufacturing defects;
- failure of a significant supplier, manufacturer, or logistics partner to perform its obligations to us for technical, market, or other reasons;
- variance in the quality of services provided by our third-party last mile partners;
- lack of adherence to our supplier code of conduct;
- difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers, or logistics partners;
- shortages of materials or components;
- misappropriation of our intellectual property;
- exposure to natural catastrophes, including climate-related risks and extreme weather events, epidemics, political unrest, including escalating tensions, hostilities, or trade disputes between Taiwan and China, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries, in which our Connected Fitness Products are manufactured or the components thereof are sourced;
- changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and logistics partners are located;
- the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and
- insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products to our customers and could harm our brand and reputation.

We derive a substantial portion of our revenue from sales of our Connected Fitness Products. A further decline in sales of our Connected Fitness Products would negatively affect our future revenue and operating results.

Our Connected Fitness Products are sold in highly competitive markets with limited barriers to entry. Changes to our price structure, including with respect to delivery and installation pricing, product mix, the introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending, or other factors (including factors disclosed herein) could result in a further decline in our revenue derived from our Connected Fitness Products, which may have an adverse effect on our business, financial condition, and operating results. Because we derive a significant portion of our revenue from the sales of our Connected Fitness Products, any material decline in sales of our Connected Fitness Products would have a pronounced impact on our future revenue and operating results.

We operate in a highly competitive market, and we may be unable to compete successfully against existing and future competitors.

Our products and services are offered in a highly competitive market. We face significant competition in every aspect of our business, including from at-home fitness equipment and content, fitness clubs, in-studio fitness classes, and health and wellness apps. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours.

Our competitors, some of whom are much larger companies with greater resources, may develop, or have already developed, products, features, content, apps, services, or technologies that are similar to ours or that achieve greater acceptance, may undertake more successful product development, marketing or music licensing efforts, be more efficient at meeting consumer demand or identifying new markets, create more compelling employment opportunities, adopt more aggressive pricing policies, or be better positioned to withstand substantial price competition. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. Due to the highly volatile and competitive nature of the industry in which we compete, we may face pressure to continually introduce new products, services and technologies, enhance existing products and services, effectively stimulate customer demand for new and upgraded products and services, and successfully manage the transition to these new and upgraded products and services. If we are not able to compete effectively against our competitors, they may acquire, engage and retain customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, financial condition, and operating results.

We depend upon third-party licenses for the use of music in our content. An adverse change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition.

Music is an element of the overall content proposition that we make available to our Members. To secure the rights to use music in our content, we enter into agreements to obtain licenses from rights holders such as performing rights organizations, record labels, music publishers, collecting societies, artists and songwriters, and other copyright owners (or their agents). We pay royalties to such parties or their agents around the world.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown, or difficult to identify, or for whom we may have conflicting ownership information, and this can generate myriad complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. At times, while we may hold the applicable license for certain music in North America, it may be difficult to obtain the license for the same music from the applicable rights holders outside of North America. In addition, our music licenses may not contemplate some of the features and content that we may wish to add to our service, or new service offerings or revenue models that we may wish to launch. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us. Our relationship with certain rights holders may deteriorate. We may elect not to renew certain agreements with rights holders for any number of reasons, or we may decide to explore different licensing schemes or economic structures with certain or all rights holders. Artists and/or songwriters or their agents may object and may exert public or private pressure on rights holders to discontinue or to modify license terms, or we may elect to discontinue use of an artist or songwriter's catalog based on a number of factors, including actual or perceived reputational damage. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

With respect to musical compositions, in addition to obtaining the synchronization and reproduction rights, we also obtain public performance or communication to the public rights. In the United States, public performance rights are typically obtained separately through intermediaries known as performing rights organizations, or PROs, which (a) issue blanket licenses with copyright users for the public performance of musical compositions in their repertory, (b) collect royalties under those licenses, and (c) distribute such royalties to copyright owners. We have agreements with each of the following PROs in the United States: the American Society of Composers, Authors and Publishers, or ASCAP, Broadcast Music, Inc., or BMI, Global Music Rights, and SESAC. The royalty rates available to us from the PROs today may not be available to us in the future. The royalty rates under licenses provided by ASCAP and BMI currently are governed by consent decrees, which were issued by the U.S. Department of Justice ("DOJ") in an effort to curb anti-competitive conduct. Removal of or changes to the terms or interpretation of these agreements could affect our ability to obtain licenses from these PROs on current and/or otherwise favorable terms, which could harm our business, operating results, and financial condition.

In other parts of the world, including in Canada and Europe, we obtain licenses for musical compositions through local collecting societies representing songwriters and publishers, and from certain publishers directly, or a combination thereof. Given the licensing landscape in certain territories, we cannot guarantee that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions we use in our service in the countries in which we operate, or that we may enter in the future. Publishers, songwriters, and other rights holders who choose not to be represented by major or independent publishing companies or collecting societies have, and could in the future, adversely impact our ability to secure licensing arrangements in connection with musical compositions that such rights holders own or control and could increase the risk of liability for copyright infringement.

Although we expend significant resources to seek to comply with applicable contractual, statutory, regulatory, and judicial frameworks, we cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the music that is used on our service now or that may be used in our products and services in the future, and we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. See "— *Risks Related to Our Intellectual Property.*"

These challenges, and others concerning the licensing of music on our platform, may subject us to significant liability for copyright infringement, breach of contract, or other claims. For additional information, see *Note 12, Commitments and Contingencies* in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and the section titled "*Legal Proceedings*" in Part I, Item 3 of this Annual Report on Form 10-K.

Increases in component costs, long lead times, supply shortages, customs detentions, tariffs and other trade restrictions and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition, and operating results.

Accurately forecasting and meeting customer demand partially depends on our ability to obtain timely and adequate delivery of components for our Connected Fitness Products. All of the components that go into the manufacturing of our Connected Fitness Products are sourced from a limited number of third-party suppliers, and some of these components are provided by a single supplier. Our contract manufacturers generally purchase these components on our behalf, subject to certain approved supplier lists, and we do not have long-term arrangements with most of our component suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our Connected Fitness Products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in design, quantities, and delivery schedules. Our ability to meet temporary unforeseen increases or decreases in demand has been, and may in the future be, impacted by our reliance on the availability of components from these sub-suppliers. We may in the future experience component shortages, and the predictability of the availability of these components may be limited. In the event of a component shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled Connected Fitness Product deliveries to our customers. Conversely, in periods when we experience a decrease in demand for our products and an increase in inventory, we may be unable to renegotiate our agreements or purchase commitments with existing suppliers or partners on mutually acceptable terms, which could result in inventory write-offs, storage costs for excess inventory, or litigation. See "— *Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.*"

Moreover, volatile economic conditions have made it and may continue to make it more likely that our suppliers and logistics providers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality at an acceptable price. In addition, international supply chains have been and may continue to be impacted by events outside of our control and limit our ability to procure timely delivery of supplies or finished goods and services. We have seen, and may continue to see, increased congestion and new import/export restrictions implemented at ports that we rely on for our business. Since the beginning of 2018 and continuing today, importing and exporting has involved more risk, as there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain inputs and finished goods. Evolving trade measures pose potential risks and added supply chain and component costs. Several of the components that go into the manufacturing of our Connected Fitness Products are sourced internationally, including from China, from which imports of specified products are subject to various tariffs and trade restrictions by the United States and others. In the past, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. Tariffs and other supply chain issues have an impact on our component costs. Current trade negotiations with foreign trade partners, which are ongoing, may not result in reduced tariffs for global trading partners in China, Taiwan, Thailand, Canada and other countries. Increased tariffs could have a material effect on our business, financial condition, and operating results (including gross margins). See "— *Changes in trade policies in the U.S. and internationally, including the imposition of tariffs, have had, and may continue to have, an adverse effect on our business, financial condition and results of operations.*" Additional measures have targeted forced labor concerns in connection with certain products and textiles that can be associated with customs detentions and delayed entry of goods. These issues appear to have been and could be further exacerbated by any global supply chain delays, such as global shipping disruptions and new transportation costs. The loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and operating results.

Our business could be adversely affected by an accident, safety incident, or workforce disruption.

Any failure to maintain a safe workplace could result in employee illnesses, accidents or safety incidents, or may result in team discontent or lost productivity if we fail, or if it is perceived that we are failing, to protect the health and safety of our employees, contractors, and other visitors to our premises. A workplace accident also may result in injury to nonemployees, and our liability insurance may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our operations. Additionally, if our employees decide to join or form a labor union, we may become party to a collective bargaining agreement, which could result in higher employee costs and increased risk of work stoppages. It is also possible that a union seeking to organize one subset of our employee population could also mount a corporate campaign, resulting in negative publicity and reputational harm or other impacts that require attention by our management team and our employees. Negative publicity, work stoppages, or strikes by unions could have an adverse effect on our business, prospects, financial condition, and operating results.

Our business has historically been, and may continue to be, affected by seasonality.

Our business has historically been influenced by seasonal trends, where we generated a disproportionate amount of sales activity related to our Connected Fitness Products from November through February due in large part to seasonal holiday demand, New Year's resolutions, and cold weather in the Northern Hemisphere. During and leading up to periods of higher sales, our working capital needs typically may be greater. We have observed and may continue to observe lower sales and less demand for our products and services during warmer seasons. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. See "— *Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.*" Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions, as well as external factors beyond our control.

Our operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly operating results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- the continued market acceptance of, and the growth of the connected fitness and wellness market;
- evolving consumer demand and our ability to maintain and attract new Subscribers;
- the continued development and upgrading of the Peloton experience and proprietary technology platform;
- new product, service, feature, and content introductions by us or our competitors or any other change in our competitive landscape;
- pricing pressure as a result of competition or otherwise, and changes in pricing by us or by our competitors, whether to connected fitness equipment, subscriptions, or both;
- delays or disruptions in our supply chain;
- errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;
- increases in marketing, sales, and other operating expenses;
- short-term expenditures and initiatives we may undertake in furtherance of long-term cost savings, including the Restructuring Plans;
- our reliance on third-party delivery and maintenance services for our Connected Fitness Products;
- successful expansion into international markets;
- seasonal fluctuations in subscriptions and usage of Connected Fitness Products by our Members, which may change;
- diversification and growth of our revenue sources;
- our ability to maintain gross margins and operating margins;
- constraints on the availability of consumer financing or increased down payment requirements to finance purchases of our Connected Fitness Products;
- system failures or breaches of security or privacy;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to privacy, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees;
- changes in our effective tax rate, including as a result of potential changes in tax laws;
- changes in accounting standards, policies, guidance, interpretations, or principles; and
- changes in business or macroeconomic conditions, including global supply chain issues, lower consumer confidence, inflation, foreign currency exchange rate fluctuations, rising interest rates, recessionary conditions, political instability, volatility in the credit markets, market conditions in our industry, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period.

Our passion and focus on delivering a high-quality and engaging Peloton experience may not maximize short-term financial results, which may conflict with the market's expectations and could result in decreases in our stock price.

We are passionate about continually enhancing the Peloton experience with a focus on driving long-term Member engagement through innovation, immersive content, technologically advanced Connected Fitness Products, multiple tiers of the Peloton Apps, and community support, which may not necessarily maximize short-term financial results. While we have recently announced our intention to stabilize our cash flows, we frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the Peloton experience, which we believe will improve our financial results over the long term. For example, the Restructuring Plans have resulted in charges and which we anticipate will require additional charges in the future. See Part 1, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations —Overview—*Restructuring*." These decisions may not be consistent with the expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our membership growth and Member engagement, and our business, financial condition, and operating results could be harmed.

Our integration of Precor presents risks and we may not realize our anticipated strategic and financial goals from our ownership of Precor.

We intend to further integrate Precor into our business and risks we may face in connection with such efforts include:

- We may not realize the benefits we expect to receive from the integration and ownership of Precor, such as anticipated synergies;
- We may have difficulties managing Precor's technologies and lines of business or retaining key personnel from Precor or from the Peloton for Business team;
- In connection with our original acquisition of Precor, we may have failed to identify or assess the magnitude of (i) claims or liabilities related to Precor's business, including, among others, claims from government agencies, terminated employees, current or former customers, consumers or business partners, users, or other third parties, unexpected litigation or regulatory exposure, or intellectual property disputes; (ii) pre-existing contractual relationships or lines of business of Precor that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business; (iii) unfavorable accounting treatment as a result of Precor's practices; and (iv) other shortcomings or risks in Precor's business;
- Precor operates in segments of the commercial market that we have less experience with, including traditional gyms, multifamily residences, hotels and college and corporate campuses, and expansion of our operations in these segments could present various challenges and result in increased costs and other unforeseen challenges;
- We may be unable to successfully integrate Precor and its operations into our control environment; and
- Precor serves customers in more than 60 countries worldwide and our operations have therefore expanded into new jurisdictions, which could present significant challenges and result in significant increased risks and costs inherent in doing business in international markets (see "— *Expansion into international markets will expose us to significant risks*").

The occurrence of any of these risks could have a material adverse effect on our business, financial condition, and operating results. See "— *We have engaged and in the future may engage in acquisition and disposition activities, which could require significant management attention, disrupt our business, fail to achieve the intended benefit, dilute stockholder value, and adversely affect our operating results.*"

Expansion into international markets will expose us to significant risks.

We intend over time to expand our operations to other countries, which may require significant resources and management attention and could subject us to regulatory, economic, and political risks in addition to those we already face in the markets in which we operate. There are significant risks and costs inherent in doing business in international markets, including:

- the difficulty of establishing and managing an international distribution network, including leveraging owned or third-party distribution, retail, local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;
- the need to vary pricing and margins to effectively compete in international markets;
- the need to adapt and localize products and software for specific countries, including obtaining rights to third-party intellectual property, including music, used in each country;
- increased competition from local providers of similar products and services;
- the ability to protect and enforce intellectual property rights abroad;
- the need to offer engaging content and customer support in various languages and across various cultures;
- difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;
- compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (the "FCPA"), and the U.K. Bribery Act 2010 (the "U.K. Bribery Act"), by us, our employees, and our business partners;
- complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to sustainability disclosure, artificial intelligence, consumer protection, consumer product safety, content moderation, and data privacy frameworks, such as the General Data Protection Regulation 2016/679;
- varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
- tariffs and other non-tariff barriers, such as quotas and local content rules, customs detentions, as well as tax consequences;
- fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
- political or social unrest or economic instability in a specific country or region in which we operate or in which our products are manufactured, including, for example, escalating tensions, hostilities, or trade disputes between China and Taiwan which could have an adverse impact on our manufacturing and operations in such locations.

In addition to expanding our operations into international markets through the sale of our Connected Fitness Products and the production of our platform content, we have expanded, and may in the future expand, our international operations through partnerships with, acquisitions of, or investments in, foreign entities, which may result in additional operational costs and risks. See "— *We have engaged and in the future may engage in acquisition and disposition activities, which could require significant management attention, disrupt our business, fail to achieve the intended benefit, dilute stockholder value, and adversely affect our operating results.*"

We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by consumers in new markets. We may also face challenges to acceptance of our fitness and wellness content in new markets. Our failure to successfully manage these risks could harm our international operations and our plans for expansion into international markets, and have an adverse effect on our business, financial condition, and operating results.

We rely on access to our production studios (or alternate venues) and the creativity of our fitness Instructors to generate our class and other content. If we are unable to access or use our studios or alternate venues, or if we are unable to attract and retain high-quality fitness Instructors, we may not be able to generate interesting and attractive content for our classes and audiences.

Most of the fitness and wellness content offered on our platform is produced in one of our production studios located in New York City or London, with some content (including audio-only content) recorded out of studio or in non-Peloton studios. Due to our reliance on a limited number of studios in a concentrated location, any incident involving our studios, or affecting New York City or London at-large, could render our studios inaccessible or unusable and could inhibit our ability to produce and deliver new fitness and wellness content for our Members. Production of the fitness and wellness content on our platform is further reliant on the creativity of our fitness Instructors who, with the support of our production team, plan and lead our classes and other content. Our standard employment contract with our U.S.-based fitness Instructors has a fixed term, however, any of our Instructors may leave Peloton prior to the end of their contracts. If we are unable to attract or retain creative and experienced Instructors, we may not be able to generate content on a scale or of a quality sufficient to grow our business. If we fail to produce and provide our Members with interesting and attractive content led by Instructors who engage them and who they can relate to, then our business, financial condition, and operating results may be adversely affected.

We have engaged and in the future may engage in acquisition and disposition activities, which could require significant management attention, disrupt our business, fail to achieve the intended benefit, dilute stockholder value, and adversely affect our operating results.

As part of our business strategy, we have made and, in the future, may make investments in other companies, products, or technologies, including acquisitions that may result in our entering markets or lines of business in which we do not currently have expertise.

We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all, in the future. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by Members, prospective Members, employees, or investors. Moreover, acquisitions, investments, or business relationships have resulted in, and may in the future result in, unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses, and adversely impacting our business, financial condition, and operating results. Some acquisitions have required us, and may in the future require us, to spend considerable time, effort, and resources to integrate employees from the acquired business into our teams, and acquisitions of companies in lines of business in which we lack expertise may require considerable management time, oversight, and research before we see the desired benefit of such acquisitions. The success of these transactions also depends in part on our ability to leverage them to enhance our existing products and services or develop compelling new ones, as well as the acquired companies' ability to meet our policies and processes in areas such as data governance, privacy, and cybersecurity. Therefore, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment, or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use cash, incur debt, or issue equity securities, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur more debt, it will result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management and our board of directors, disrupt the ordinary functioning of our business, and could have an adverse effect on our business, financial condition, and operating results.

Further, in connection with our restructuring initiatives, we have divested some of our assets, including through site closures. We may in the future decide to divest other assets or a business. In connection with these activities, it may be difficult to find or complete divestiture opportunities or alternative exit strategies under the desired timeline and on acceptable terms, if at all. These circumstances could delay the achievement of our strategic objectives or cause us to incur additional expenses with respect to the desired divestiture, or the price or terms of the divestiture may be less favorable than we had anticipated. Even following a divestiture or other exit strategy, we may have certain continuing obligations to former employees, customers, vendors, landlords or other third parties. We may also have continuing liabilities related to former employees, assets or businesses. Such obligations may have a material adverse impact on our results of operations and financial condition.

We are subject to payment processing risk.

Our customers pay for our products and services using a variety of different payment methods, including credit and debit cards, gift cards, lines of credit, "buy now pay later" financial products, and online wallets. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage our third-party payment processors to bill Subscribers on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact Subscriber acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and if not adequately controlled and managed, could create negative consumer perceptions of our service.

Cybersecurity risks could adversely affect our business and disrupt our operations.

In addition to relying on critical information technology systems, we collect, maintain and transmit data about employees, suppliers, Members and others, including payment card data and personal information, as well as proprietary business information. Threats to the availability, integrity and security of our systems and data are increasingly diverse and sophisticated. Our systems and data, as well as those of critical third parties, are vulnerable to cyber-attacks involving, for example, malware, social engineering/phishing, ransomware or other extortion-based attacks, denial-of-service attacks, physical or electronic break-ins, third-party or current/former employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, as well as cyber-risks attributable to software or hardware (e.g., tablets) vulnerabilities, coding errors and misconfigurations (e.g., involving APIs). As artificial intelligence capabilities improve and are increasingly adopted, we may see cyberattacks created through artificial intelligence.

Despite our efforts to create security barriers to protect our systems and data, we cannot entirely mitigate these risks. Cyberattacks are expected to accelerate on a global basis in both frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools (including artificial intelligence) that circumvent controls, evade detection, and remove forensic evidence, which means that we and others may be unable to detect, investigate, contain or recover from future attacks or incidents in a timely or effective manner. In addition, our employees, service providers and third parties work more frequently on a remote or hybrid arrangement basis, which may involve relying on less secure systems and may increase the risk of cybersecurity-related incidents. We cannot guarantee these private work environments and electronic connections to our work environment have the same robust security measures deployed in our physical offices.

Any cyber-attack that impacts our or our Members' data and assets, disrupts our service, or otherwise compromises the availability, integrity or security of our systems, or those of third parties we use could adversely affect our business, financial condition, and operating results, be expensive to remedy, and damage our reputation. In addition, any such attacks or breaches may negatively impact our Members' experience, result in negative publicity, adversely affect our brand, impact demand for our products and services, and subject us to litigation (including class actions), regulatory investigations and/or penalties and fines, any or all of which could have an adverse effect on our business, financial condition, and operating results.

While we maintain cyber insurance that may help provide coverage for security breaches or other covered incidents, such insurance may not be adequate to cover the costs and liabilities related to them. Our costs associated with such breaches and incidents, including, for example, those stemming from one or more large claims against us that exceed our available insurance coverage, or that results in changes to our insurance policies, could impact our operating results and/or financial condition. In addition, our insurance policy may change as a result of such incidents or for other reasons, including overall insurance market conditions, new cyber-attack campaigns, premium increases, or the imposition of large, self-insured retentions or other co-insurance requirements.

Our Member engagement on mobile devices and through television depends upon effective operation with mobile and streaming device operating systems, networks, and standards that we do not control.

Members may access our platform through the Peloton Apps, and we have recently expanded our offerings with the Peloton Strength+ App. There is no guarantee that popular mobile devices or television streaming devices will continue to support the Peloton Apps or that device users will choose our Peloton Apps over competing products. We are dependent on the interoperability of the Peloton Apps with popular mobile and television streaming operating systems that we do not control, such as Android and iOS. Any changes in these systems that degrade the functionality of our Peloton App offerings or give preferential treatment to competitors could adversely affect our platforms' usage on mobile devices and televisions. We may face challenges in effectively designing and maintaining apps that deliver high-quality content and work well with a range of mobile and streaming technologies, systems, networks, and standards that we do not control. App store license agreements are not negotiable, which requires us to be responsive to changing requirements under those agreements. We may not be successful in developing relationships with key participants in the mobile and streaming industry or in developing products that operate effectively with these technologies, systems, networks, or standards. If it becomes more difficult for our Members to access or use our platforms on their mobile devices or televisions, Members find that the Peloton Apps do not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices or televisions, or if our Members choose not to access or use our platforms on their mobile devices or televisions or use products that do not offer access to our platforms, our Member growth and Member engagement could be adversely impacted.

Our Peloton Strength+ App, which is designed for commercial and home gym settings and is currently only available only on iOS in the U.S., has a limited operating history and our ability to capture the intended market segment of gym-goers or scale the adoption of a specialized strength-focused app on a single operating system is unproven.

If we are unable to anticipate appropriate pricing levels for our Connected Fitness Products and subscriptions, our business could be adversely affected.

If we are unable to anticipate appropriate pricing levels for our portfolio of Connected Fitness Products and subscription services, whether due to consumer sentiment and spending power, availability and terms of consumer financing, brand perception, competitive pressure, or otherwise, our revenues and/or gross margins could be significantly reduced. Our decisions around the development of new products and services are in part based upon assumptions around pricing levels. If there are price fluctuations in the market after these decisions are made, it could have a negative effect on our business. Additionally, any decision to change the prices of our products and services may lead to negative consumer sentiment, reduced demand for our products and services, or otherwise harm our reputation and our Members' perception of our business.

Further, in March 2022, we began offering Peloton Rental in select markets. In May 2023, we relaunched the Peloton App, and in August 2024 we announced the Used Equipment Activation Fee applicable to Connected Fitness Products purchased in the secondary market. In June 2025, we launched Peloton Repowered, an equipment and accessories resale marketplace. No assurance can be given that these offerings or any other new products or services will be successful and will not adversely affect our reputation, operating results, and financial condition. Additionally, our focus on long-term Member engagement over short-term financial condition or results of operations can result in us making decisions that may reduce our short-term revenue or profitability if we believe that such decisions benefit the aggregate Member experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our Member growth and engagement as well as our business, operating results, and financial condition could be negatively impacted.

Changes in how we market our products and services could adversely affect our marketing expenses and subscription levels.

We use a broad mix of marketing and other brand-building measures to attract Members. We use traditional television and online advertising, as well as third-party social media platforms such as Facebook, X (Twitter), Instagram, and TikTok as marketing tools. As television advertising, online, and social media platforms continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms. If we cannot use these marketing tools in a cost-effective manner, if we fail to promote our products and services efficiently and effectively, or if our marketing campaigns attract negative media attention, our ability to acquire new Members and our financial condition may suffer and the price of our stock could decline. In addition, an increase in the use of television, online, and social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. We may not be able to control the adjacency of our marketing to objectionable content. Negative commentary, claims or publicity regarding us, our products or influencers and other third parties who are affiliated with us could adversely affect our reputation and sales regardless of whether such claims are accurate. See – *"Our success depends on our ability to maintain the value and reputation of the Peloton brand."*

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, including inflation, rising interest rates, recessionary conditions, and other factors such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit and spending power, levels of unemployment, and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions and fluctuations. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. For example, in more recent quarters, we have experienced reduced consumer demand, partially contributing to a decrease in Connected Fitness Products Revenue relative to prior year periods. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could have an adverse effect on our business, financial condition, and operating results.

Our revenue could decline due to changes in credit markets and decisions made by credit providers.

Many of our customers have financed their purchase of our Connected Fitness Products through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our customers with financing on similar terms, and our ability to sell our Connected Fitness Products may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for consumer products financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial conditions, and operating results.

We have a limited operating history with which to predict the profitability of our subscription model. Additionally, we may introduce new revenue models in the future.

The majority of our Subscribers are on month-to-month subscription terms and may cancel their subscriptions at any time. In addition, subscription renewals can fluctuate based on a variety of factors such as consumer preferences, competitive products and services and macroeconomic conditions. We have limited historical data with respect to subscription renewals, so we may be unable to accurately predict customer renewal rates. Additionally, prior renewal rates may not accurately predict future Subscriber renewal rates for a variety of reasons, such as Subscribers' dissatisfaction with our offerings and the cost of our subscriptions, macroeconomic conditions, changes to our pricing or that of our competitors, or new offering introductions by us or our competitors. If our Subscribers do not renew their subscriptions, our revenue may decline, and our business will suffer.

Furthermore, we have offered and may in the future offer, new subscription products, implement promotions, or replace or modify current subscription models and pricing, any of which could result in additional costs or could adversely impact Subscriber retention. For example, we offer Peloton Rental in select markets, and we have launched a Used Equipment Activation Fee applicable to Connected Fitness Products purchased in the secondary market. In the future, we may introduce shipping and return fees, or tariff surcharges. It is unknown how our Subscribers will react to new models and whether the costs or logistics of implementing these models will adversely impact our business. If the adoption of new revenue models adversely impacts our Subscriber relationships, Subscriber growth, Subscriber engagement, and our business, financial condition, and operating results could be harmed.

We track certain operational and business metrics with internal methods that are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain operational and business metrics, including Total Workouts and Average Monthly Workouts per Connected Fitness Subscription, with internal methods, which are not independently verified by any third party and, in particular for the Peloton Apps, are often reliant upon an interface with mobile operating systems, networks and standards that we do not control. Our internal methods have limitations and our process for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal methods we use under-count or over-count metrics that are important to our business, for example, as a result of algorithmic or other technical errors, the operational and business metrics that we report publicly, or those that we report to regulatory bodies or otherwise use to manage our business, may not be accurate. In addition, limitations or errors with respect to how we measure certain operational and business metrics or a cybersecurity incident that impacts the accuracy of this information may affect our understanding of certain details of our business, which could affect our longer-term strategies, and jeopardize our credibility with Members, partners and regulators. If our operational and business metrics are not accurate representations of our business, market penetration, retention or engagement; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, or if investors, analysts, or customers do not believe that they do, our reputation may be harmed, and our operating and financial results could be adversely affected.

We or our Subscribers may be subject to sales and other taxes, and we may be subject to liabilities on past sales for taxes, surcharges, and fees.

The application of indirect taxes, such as sales and use tax, subscription sales tax, value-added tax, provincial taxes, goods and services tax, business tax, and gross receipt tax, to businesses like ours and to our Subscribers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, the federal government, or other countries may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours that offer subscription services and other fitness offerings, and consumers have contested, and may in the future contest, the appropriateness of our tax collection practices through litigation or other means. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance, and audit requirements could have an adverse effect on our business, financial condition, and operating results.

Covenants in the credit agreement and the security agreement governing our Term Loan (as defined below) and revolving credit facility may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely impacted.

Our Term Loan and revolving credit facility contain various restrictive covenants, including, among other things, minimum liquidity and subscription revenue requirements applicable solely to drawings under the revolving credit facility, restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders, or enter into certain types of related party transactions. In particular, in addition to customary affirmative covenants, as well as customary covenants that restrict our ability to, among other things, incur additional indebtedness, sell certain assets, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation or certain other transactions, our revolving credit facility, as recently amended, requires us, when revolving loans are outstanding, to maintain a total level of liquidity of not less than $250.0 million and to maintain Subscription Revenue of the company and its subsidiaries of at least $1.2 billion for the four-quarter trailing period. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry or take future actions. Pursuant to the security agreement, we granted the parties thereto a security interest in substantially all of our assets. See *Note 11, Debt* in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and the section titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Third Amended and Restated Credit Agreement*" in Part II, Item 7 of this Annual Report on Form 10-K.

Our ability to meet these restrictive covenants can be impacted by events beyond our control and we may be unable to do so. Our credit agreement provides that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under its debt agreements to be immediately due and payable. In addition, our lenders would have the right to proceed against the assets we provided as collateral pursuant to the credit agreement and the security agreement. If the debt under our credit agreement were to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results. This could potentially cause us to cease operations and result in a complete loss of your investment in our Class A common stock.

We previously identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses does not remain effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In the course of preparing our financial statements for fiscal 2021, fiscal 2022, fiscal 2023, and fiscal 2024, we identified the following material weaknesses in our internal control over financial reporting.
- A material weakness related to controls around the existence, completeness, and valuation of inventory. This material weakness existed during fiscal 2021 through fiscal 2024 and was remediated in fiscal 2025.
- A material weakness related to controls around the inputs and assumptions used in our goodwill and long-lived asset impairment testing and restructuring assessment. This material weakness was identified during fiscal 2022 and remediated in fiscal 2023.
- A material weakness related to information technology general controls ("ITGCs") in the area of user access for a certain information technology system specific to Precor. This material weakness was identified during fiscal 2023 and remediated in fiscal 2024.
- A material weakness related to Precor's business process control environment involving the lack of proper design of controls and lack of sufficient documentation to validate control design effectiveness, in particular management review controls. This material weakness was identified in fiscal 2024 and remediated in fiscal 2025.

To address our material weaknesses, we made changes to our program and controls, as set forth in further detail in Part II, Item 9A "Controls and Procedures" with respect to the remediated inventory and Precor business process environment material weaknesses.

If we are unable to further implement and maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent or avoid potential future material weaknesses, including with regard to the matters previously remediated. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. For example, as we continue our reliance on last mile partners, we may face additional challenges in accurately verifying physical inventory counts. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Global Select Market.

Failure to maintain effective internal control over our financial and management systems may strain our resources, divert management's attention, and impact our ability to attract and retain executive management and qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules and regulations promulgated thereunder by the SEC and any rules and regulations subsequently implemented by the SEC, the listing standards of The Nasdaq Stock Market LLC and other applicable securities rules and regulations. Compliance with these rules, regulations and standards has increased our legal and financial compliance costs and strains our financial and management systems, internal controls, and employees.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. In order to maintain and, if required in the future, improve our disclosure controls and procedures, and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud. See "— *We previously identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses does not remain effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.*"

Pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act, our independent registered public accounting firm has provided an attestation report regarding our internal control over financial reporting. We have incurred and expect to continue to incur significant expenses and devote substantial management effort toward ensuring that our internal control over financial reporting is effective. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates" in Part II, Item 7 of this Annual Report on Form 10-K. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, stockholders' equity (deficit), revenue, expenses, and related disclosures. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to inventory valuation and reserves, impairment of long-lived assets, loss contingencies, product warranty and recall related provisions, and music royalty fees. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A common stock.

We are exposed to changes to the global macroeconomic environment beyond our control, including fluctuations in inflation and foreign currency exchange rates.

We are exposed to fluctuations in inflation, which could negatively affect our business, financial condition and operating results. When the inflation rate increases, it will likely affect our expenses, including, but not limited to, employee compensation expenses and increased costs for supplies. Any attempts to offset cost increases with price increases may result in reduced sales, increased customer dissatisfaction or otherwise harm our reputation. Moreover, to the extent inflation results in rising interest rates, reduces discretionary spending, and has other adverse effects on the market, it may adversely affect our business, financial condition and operating results.

In addition, while we have historically transacted in U.S. dollars with the majority of our Subscribers and suppliers, we have transacted in some foreign currencies, such as the Euro, Canadian Dollar and U.K. Pound Sterling, and may transact in more foreign currencies in the future. Further, certain of our manufacturing agreements provide for fixed costs of our Connected Fitness Products and hardware in Taiwanese dollars but provide for payment in U.S. dollars based on the then-current Taiwanese dollar to U.S. dollar spot rate. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and operating results. In addition, to the extent that fluctuations in currency exchange rates cause our operating results to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We have used, and may in the future use, derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Stockholder activism could disrupt our business, cause us to incur significant expenses, hinder execution of our business strategy, and impact our stock price.

We have been and may in the future be subject to stockholder activism, which can arise in a variety of situations and can result in substantial costs and divert management's and our board's attention and resources from our business. Additionally, such stockholder activism could give rise to perceived uncertainties as to our long-term business, financial forecasts, future operations and strategic planning, harm our reputation, adversely affect our relationships with our Members and business partners, and make it more difficult to attract and retain qualified personnel. We may also be required to incur significant fees and other expenses related to activist matters, including for third-party advisors retained by us to assist in navigating activist situations. Our stock price could fluctuate due to trading activity associated with various announcements, developments, and share purchases over the course of an activist campaign or otherwise be adversely affected by the events, risks and uncertainties related to any such stockholder activism.

Companies across all industries are facing increasing scrutiny related to their environmental, social and governance practices and reporting. Increased regulation and increased scrutiny and changing expectations from investors, consumers, employees, and others regarding environmental, social and governance matters, practices and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer attraction and retention, access to capital and employee recruitment and retention.

Our ability to achieve our current or future environmental, social and governance objectives, targets or goals, is subject to numerous risks, many of which are outside of our control.

Our goals and targets related to environmental, social or governance matters are subject to risks, uncertainties, third party information or action, and conditions, many of which are outside of our control. Progressing towards our targets and commitments requires us to invest effort, resources, and management time, and circumstances may arise, including those beyond our control, that may require us to revise our timelines or our commitments. All our disclosures with respect to these matters are also subject to certain assumptions, estimations, methodologies, and third-party information that we believed to be reasonable at the time, but which may subsequently be determined to be erroneous, insufficient, or otherwise misaligned with stakeholder expectations. Additionally, if we fail, or are perceived to be failing, to meet the standards included in any sustainability disclosure or the expectations of our various stakeholders, it could negatively impact our reputation, customer attraction and retention, access to capital and employee retention. Our failure to comply with any applicable sustainability rules or regulations or other criticisms of our sustainability disclosures could lead to penalties or claims and other litigation and adversely impact our reputation, customer attraction and retention, access to capital and employee retention.

Furthermore, there are efforts by some governmental authorities and stakeholders to reduce or limit companies' efforts on certain environmental, social and governance related matters. Both advocates and opponents are increasingly resorting to a range of activism forms to advance their perspectives, including media campaigns, litigation, and, with respect to governmental authorities, investigations, enforcement of anti-discrimination laws, boycotts or the cessation of business with certain companies. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified above and other similar risks.

Our business is subject to the risk of earthquakes, fire, power outages, floods, hurricanes, public health crises, ransomware and other cybersecurity attacks, labor disputes, and other catastrophic events, and to interruption by man-made problems such as terrorism and international geopolitical conflicts.

Our business is vulnerable to damage or interruption from extreme weather events, earthquakes, fires, floods, hurricanes, and other power losses, telecommunications failures, ransomware and other cybersecurity attacks, labor disputes, terrorist attacks, acts of war and international geopolitical conflicts, human errors, break-ins, industrial accidents, public health crises, including pandemics, epidemics or a resurgence of the COVID-19 virus, and other unforeseen events or events that we cannot control. The third-party providers, systems and operations and contract manufacturers, logistics providers and business partners we rely on are subject to similar risks. Our insurance policies may not cover losses from these events or may provide insufficient compensation that does not cover our total losses. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. We may also see significant increases to employee healthcare and benefits costs. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions to our or our suppliers' and contract manufacturers' businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products, which house our servers, or from which we generate content. As we rely heavily on our computer and communications systems, and the internet to conduct our business and provide high-quality customer service, these disruptions, including disruptions due to weather-related events that could stress the power grid, could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers' and our contract manufacturers' businesses, which could have an adverse effect on our business, financial condition, and operating results.

To the extent any of the foregoing or similar events adversely affects our business or financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section. Any of the foregoing factors, or other cascading effects that are not foreseeable, could adversely impact our business, results of operations and financial condition.

Risks Related to Our Connected Fitness Products and Members

Our products and services may be affected from time to time by design and manufacturing defects or product safety issues, real or perceived, that could adversely affect our business and result in harm to our reputation.

We offer complex hardware and software products and services that may be alleged, and have been alleged, to be affected by design and manufacturing defects or potential product safety issues. Defects may also exist in components and products that we source from third parties, or may arise from upgrades or changes to hardware that we or our third-party manufacturing partners may make in the ordinary course of a product's lifecycle. Actual or perceived defects may not be identified until after a product is in market. Any defects could impact our customer experience, tarnish our brand reputation or make our products and services unsafe and create a risk of environmental or property damage and/or personal injury. Our products have been, and may in the future be, subject to product liability and product recall.

We have been and may in the future be exposed to product-related liabilities, which in some instances have resulted in and may result in product redesigns, product recalls, or other corrective actions and enforcement risks. For example, in May 2021 we initiated a voluntary recall of our Tread+ product in coordination with the U.S. Consumer Product Safety Commission ("CPSC") in response to reports of injuries associated with our Tread+ and in May 2023, in collaboration with the CPSC, we announced a voluntary recall of the original Peloton model Bike seat posts sold in the U.S. from January 2018 to May 2023. As a result, we are now and may in the future be involved in class action litigation and enforcement by regulatory authorities. We may also in the future be involved in product recalls for which insurance is not available, and may be involved in other litigation or events for which our insurance only provides limited coverage.

We have been and in some cases continue to be subject to class action litigation, private personal injury claims and other regulatory proceedings, government inquiries and investigations related to the Tread+ and Bike recalls and other matters that, regardless of their merits, could harm our reputation, divert management's attention from our operations, and result in substantial legal fees, judgments, fines, penalties, and other costs. Given that such proceedings are subject to uncertainty, there can be no assurance that such legal and regulatory proceedings, either individually or in the aggregate, will not have a material adverse effect on our stock price, business, results of operations, financial condition or cash flows. Furthermore, the occurrence of real or perceived defects in any of our products, now or in the future, could result in additional negative publicity, regulatory investigations, recalls, or lawsuits filed against us, particularly if Members or others who use or purchase our Connected Fitness Products are injured. Even if injuries are not the result of any defects, if they are perceived to be, we may incur expenses to defend or settle any claims or government inquiries and our brand and reputation may be harmed. See *Note 12, Commitments and Contingencies* in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and the section titled "*Legal Proceedings*" in Part I, Item 3 of this Annual Report on Form 10-K.

In addition, from time to time, we may experience outages, service slowdowns, hardware issues, or software errors that affect our ability to deliver our fitness and wellness programming through our Connected Fitness platform. As a result, our services may not perform as anticipated and may not meet our expectations, or legal or regulatory requirements, or the expectations of our Members. There can be no assurance that we will be able to timely detect and fix all issues and defects in the hardware, software, and services we offer. Failure to do so could result in widespread technical and performance issues affecting our products and services and could lead to claims or investigations against us.

Design and manufacturing defects, real or perceived, and claims or investigations related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim or potential liability, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products and services, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products and services, delay in new product and service introductions, and lost revenue.

Our Members use their Connected Fitness Products, subscriptions, and fitness accessories to track and record their workouts. If our products fail to provide accurate metrics and data to our Members, our brand and reputation could be harmed, and we may be unable to retain our Members.

Our Members use their Connected Fitness Products, subscriptions, and fitness accessories, such as our heart rate monitor, to track and record certain metrics and data related to their workouts. Examples of data tracked on our platform include heart rate, calories burned, distance traveled and Strive Score as well as cadence, resistance, and output in the case of Bike; pace, speed, elevation, and output in the case of Tread; Movement Tracker in the case of Guide; and stroke rate, pace, and output in the case of Row. Taken together, these metrics assist our Members in tracking their fitness journey and understanding the effectiveness of their Peloton workouts, both during and after a workout. We anticipate introducing new metrics and features in the future and may update or remove existing metrics or features. If the software used in our Connected Fitness Products or on our platform malfunctions and fails to accurately track, display, record, or retain Member workouts and metrics, it could negatively impact our Members' experience, and we could face claims alleging that our products and services do not operate as advertised. Such reports and claims could result in negative publicity, product liability and/or product safety claims, and, in some cases, may require us to expend time and resources to refute such claims and defend against potential litigation. If our products and services fail to provide accurate metrics and data to our Members, or if there are reports or claims of inaccurate metrics and data or claims of inaccuracy regarding the overall health benefits of our products and services in the future, our Members' experience may be negatively impacted, we may become the subject of negative publicity, litigation, regulatory proceedings, and warranty claims, and our brand, operating results, and business could be harmed.

If we fail to offer high-quality Member support, our business and reputation will suffer.

Providing a high-quality Member experience is vital to our success in generating word-of-mouth referrals to drive sales and for retaining existing Members. We have faced, and in the future may face, challenges to our ability to provide high-quality Member support. Additionally, our use of, and expansion of, other distribution channels and our reliance on third-party Member support, third-party partners for in-home delivery and set up services, and Member self-assembly of certain of our Connected Fitness Products may challenge our ability to control Members' experience of such services. If we or our third-party partners do not help our Members quickly resolve issues and provide effective ongoing support, our reputation may suffer, and our ability to retain and attract Members, or to sell additional products and services to existing Members, could be harmed.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could have an adverse effect on our business, financial condition, and operating results.

We generally provide a minimum 12-month limited warranty on all of our Connected Fitness Products. In addition, we generally permit returns of certain new Bikes, Rows or Treads by first-time purchasers for a full refund within 30 days of delivery. The occurrence of any defects, real or perceived, in our Connected Fitness Products could result in an increase in returns or make us liable for damages and warranty claims in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. We have experienced and may in the future experience higher product returns during periods where there are actual or perceived defects in our products or services or if there are changes in consumer demand.

In addition, we have been, and in the future could be, subject to costs related to product recalls, and we could incur significant costs to correct any defects, warranty claims, or other problems. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer and Member confidence and demand, and adversely affect our financial condition and operating results. Also, while our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and operating results. We are presently, and may in the future be, subject to warranty claims and lawsuits related to injuries sustained by Members or their friends and family members, or others who use or purchase the Tread+ and other Connected Fitness Products that, regardless of their merits, could harm our reputation, divert management's attention from our operations and result in substantial legal fees and other costs. See " — *Our products and services may be affected from time to time by design and manufacturing defects or product safety issues, real or perceived, that could adversely affect our business and result in harm to our reputation.*"

In addition to warranties supplied by us, we also offer the option for customers to purchase extended warranty and services contracts in some markets, which creates an ongoing performance obligation over the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by state. Outside the United States, regulations for extended warranties and service plans vary from country to country. Changes in interpretation of the insurance regulations or other laws and regulations concerning extended warranties and service plans on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, reputational damage, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and operating results.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requiring us to conduct due diligence on and disclose whether or not certain conflict minerals originating from certain countries as well as geographic regions are necessary for the manufacture or functionality of our products. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we incur additional costs to comply with the potential disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that any of our products contain materials not determined to be free of conflict minerals or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

<u>Risks Related to Laws, Regulation, and Legal Proceedings</u>

From time to time, we may be subject to legal proceedings, government inquiries or investigations, or disputes that could cause us to incur significant expenses, divert our management's attention, and materially harm our business, financial condition, and operating results.

We have been, currently are, or in the future may be, subject to claims, lawsuits, government inquiries or investigations, demands, disputes, and other proceedings involving product safety, product liability, competition and antitrust, intellectual property, privacy, data security, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. As we have evolved, we continue to see a number of these disputes and inquiries.

Personal injuries sustained or damages claimed by Members or their friends and family members, or others who use or purchase our Connected Fitness Products, services or offerings, have subjected us to, and could in the future subject us to, regulatory proceedings, government inquiries, investigations and actions, or private litigation that, regardless of their merits, could harm our reputation, divert management's attention from our operations, and result in substantial adverse judgments or awards, legal fees, settlements, penalties and other costs. Additionally, we have in the past been subject to intense media scrutiny, which exposes us to additional regulation, government investigations, legal actions and penalties. For example, we are presently subject to litigation and disputes related to injury or damage claims by Members and others who used or purchased Connected Fitness Products. Product recalls or other programs may give rise to regulatory investigations, enforcement matters, private litigation, and penalties. See " — *Our products and services may be affected from time to time by design and manufacturing defects or product safety issues, real or perceived, that could adversely affect our business and result in harm to our reputation.*"

Additionally, from time to time, we have been, currently are, or in the future may be, subject to inquiries from regulators in which they seek information about us or our practices, products and services. Such further inquiries could result in more formal investigations or proceedings, which could adversely impact our business, financial condition, and operating results.

Litigation, government inquiries or investigations, regulatory proceedings, as well as personal injury or class and mass action claims and lawsuits, and securities, commercial, consumer and intellectual property infringement matters that we are currently facing or could face, can be protracted and expensive, and have results that are difficult to predict. Determining reserves for pending litigation and other legal and regulatory matters requires significant judgment, and there can be no assurance that our expectations or estimates will prove correct. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive or equitable relief. Additionally, our legal costs for any of these matters, either alone or in the aggregate could be significant. Adverse outcomes with respect to any of these legal, government, or regulatory proceedings may result in significant settlement costs, judgments or awards, penalties and fines, or require us to modify our products or services, make content unavailable, or to stop offering certain products, components, or features, all of which could negatively affect our membership and revenue growth. Even if these proceedings are resolved in our favor, the time and resources necessary to resolve them, or public scrutiny related to them, could divert the resources of our management, harm our brand or reputation, or require significant expenditures. See *Note 12, Commitments and Contingencies* in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and the section titled *"Legal Proceedings"* in Part I, Item 3 of this Annual Report on Form 10-K.

We collect, store, process, and use personal and other data, which subjects us to legal obligations and laws and regulations related to security and privacy, and any actual or perceived failure to meet those obligations could harm our business.

We collect, process, store, and use a wide variety of data from current and prospective Members, and those individuals who interact with our products, services, platform, apps and websites, including personal data (some of which is considered sensitive data under applicable laws), such as precise geolocation data and data related to fitness and wellness. U.S. federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions impose obligations on what we can do with personal data. These obligations include heightened transparency about data collection, use and sharing practices, new data privacy rights, and rules in respect to cross-border data transfers, which carry significant enforcement penalties for non-compliance. Compliance with existing, proposed and recently enacted laws and regulations can be costly and time consuming, and any failure to comply with these legal or regulatory standards could subject us to legal, operational and reputational risks. These laws and regulations also require us to safeguard personal data. Although we have established security measures, policies and procedures designed to protect this information, our and our third-party service providers' security and testing measures may not prevent security breaches. Further, advances in computer capabilities, artificial intelligence and machine learning, new discoveries in the field of cryptography, inadequate facility security, or other developments may result in a compromise or breach of the technology we use to protect data. Any compromise of our security or breach of privacy could result in litigation or harm our reputation or financial condition and, therefore, our business.

In addition, a party who circumvents our security measures or exploits inadequacies in our security measures, could, among other effects, misappropriate personal data or other proprietary information, cause interruptions in our operations, or expose Members, prospective Members or other individuals to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against us. To the extent that the measures we or our third-party business partners have taken prove to be insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, or damages and harm to our reputation. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our data, we may also have obligations to provide notifications about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, and there can be no assurances that we will be successful in our efforts to comply with these obligations. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises our data.

Furthermore, we may legally be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure of or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products and services to consumers in certain jurisdictions. Additionally, new laws or regulations, or changes to or re-interpretations of the laws and regulations that govern our collection, use, and disclosure of data could impose additional requirements with respect to the retention and security of our data, could limit our marketing activities, and could have an adverse effect on our business, financial condition, and operating results.

Violations of applicable privacy laws or cybersecurity incidents could impact our business in a number of ways, such as a temporary suspension of some or all of our operating and/or information systems, damage our reputation, our relationships with customers, suppliers, vendors, and service providers and the Peloton brand and could result in lost data, lost sales, increased insurance premiums, substantial breach-notification and other remediation costs and lawsuits and legal proceedings, as well as adversely affect results of operations. In addition, we may also face regulatory investigations with corresponding fines, civil claims including representative actions, and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities (including under laws such as in California that provide statutory damage remedies for certain types of breaches) or settlements, as well as associated costs, diversion of internal resources, and reputational harm.

We may also incur additional costs in the future related to the implementation of additional security measures to protect against new or enhanced data security and privacy threats, to comply with state, federal, and international laws that may be enacted to address personal data processing risks and data security threats, or to investigate or address potential or actual data security or privacy breaches.

We are subject to global trade-related laws and regulations for the export and import of goods, articles, materials and technology, as well as forced labor and economic sanctions regulations that could subject us to liability, detention of goods, and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, duties, and restrictions on the import or export of certain goods and technologies. Our products may be subject to U.S. export controls and compliance with applicable regulatory requirements regarding the export of our products, technology and services may create delays in the introduction of our products and services in international markets, prevent our international Members from accessing our products and services, and, in some cases, prevent the export of our products, technology and services to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions regulations prohibit the provision of products, technology and services to certain countries, regions, governments, and persons subject to U.S. and other applicable sanctions regulations. Even though we take precautions to prevent our products and technology from being provided to targets of applicable sanctions regulations, our products and services, including our firmware updates, could be provided to those targets. Our failure to comply with these laws and regulations could have negative consequences, including government investigations, penalties, reputational harm and could harm our international and domestic sales and adversely affect our revenue.

Numerous laws prohibit the importation of goods made with forced labor or compulsory prison labor, including for example the Tariff Act of 1930, as well as the Uyghur Forced Labor Prevention Act ("UFLPA"), and other global laws against forced labor. The UFLPA prohibits the importation of articles, merchandise, apparel, and goods mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region (Xinjiang) of the People's Republic of China (PRC), or by entities identified by the U.S. government on the UFLPA Entity List. Forced labor concerns have rapidly become a global area of interest, and is a topic that will likely be subject to new regulations in the markets in which we operate. If we fail to comply with these laws and regulations, the Company may be subject to detention, seizure, and exclusion of imports, as well as penalties, costs, and restrictions on export and import privileges that could have an adverse effect on our business, financial condition, and operating results.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with public officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, Honest Services Wire Fraud, 18 U.S.C. § 1346, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party representatives from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign public officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain books and records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. Governmental enforcement authorities could seek to impose substantial civil and/or criminal fines and penalties for violations of these laws by any director, officer, employee, or third-party representative, which could have a material adverse effect on our business, reputation, operating results and financial condition.

We have implemented an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws, however, our employees, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, substantial criminal or civil sanctions and suspension or debarment from U.S. government contracts, any of which could have a material adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our financial position and operating results.

Recent or future changes to U.S., U.K. and other foreign tax laws could impact the tax treatment of our earnings. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, the imposition of minimum taxes or surtaxes on certain types of income. We generally conduct our international operations through wholly owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Further, we are in the process of implementing an international structure that aligns with our financial and operational objectives as evaluated based on our international markets, expansion plans, and operational needs for headcount and physical infrastructure outside the United States. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, the United Kingdom, and other relevant countries, changes in such laws and rules may require the modification of our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our financial position and operating results. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm's-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

If U.S., U.K., or other jurisdictions' tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and operating results may be adversely affected. The Organisation for Economic Co-operation and Development (OECD) is continuing to work on fundamental changes in the allocation of profits among tax jurisdictions in which companies do business (Pillar One), as well as the implementation of a global minimum tax (Pillar Two). Global minimum tax legislation has been proposed and/or enacted in various jurisdictions. These two pillars combined represent a significant change in the international tax regime, and there is risk of an adverse impact to our effective tax rate, but the amount of such impact remains uncertain at this time.

Our ability to use our net operating loss to offset future taxable income may be subject to certain limitations.

As of June 30, 2025, we had U.S. federal net operating loss carryforwards, or NOLs, and state NOLs of approximately $3,290.0 million and $2,657.9 million, respectively, due to prior period losses, which if not utilized, will begin to expire for federal and state tax purposes beginning in 2034 and 2024, respectively. Realization of these NOLs depends on future income, and there is a risk that our existing NOLs could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our operating results.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We have undergone ownership changes in the past, and our NOLs arising before those dates are subject to one or more Section 382 limitations which may materially limit the use of such NOLs to offset our future taxable income. Our NOLs may also be impaired under state laws. In addition, under the 2017 Tax Cuts and Jobs Act, or Tax Act, tax losses generated in taxable years beginning after December 31, 2017 may be utilized to offset no more than 80% of taxable income annually. This change may require us to pay federal income taxes in future years despite generating a loss for federal income tax purposes. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

In addition, future changes in our stock ownership, the causes of which may be outside of our control, could result in an additional ownership change under Section 382 of the Code. There is also a risk that, due to regulatory changes, such as further limitations or suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Our NOLs may also be limited under state laws. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Risks Related to Our Intellectual Property

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

Our success depends in large part on our proprietary technology and our patents, trade secrets, trademarks, copyrights and other intellectual property rights. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, trade secret and patent protection, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish and protect our technology, brand, and other intellectual property. However, our efforts to protect our intellectual property rights may not be sufficient or effective, especially as incidents of infringement of the Peloton brand increase, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that infringe on our rights or are substantially similar to ours and that compete with our business.

Effective protection of intellectual property, including but not limited to patents, trademarks, copyrights and domain names, is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural requirements to complete the patent application process and to maintain issued patents, and noncompliance or non-payment could result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products and services are available. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

We spend significant resources to monitor and protect our brand and other intellectual property rights. Litigation brought to protect and enforce our intellectual property rights can be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be limited if we shift our strategy or we may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our inability to secure, protect, and enforce our intellectual property rights could seriously damage our brand and our business.

We have been, and in the future may be, sued by third parties for alleged infringement of their intellectual property rights, including by music rights holders.

There is considerable patent and other intellectual property development activity in our market. Litigation, based on allegations of infringement or other violations of intellectual property rights, is frequent in the fitness and technology industries. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract licenses and/or settlements from companies like ours. Our use of third-party content, including music content, software, and other intellectual property rights, may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. For additional information, see *Note 12, Commitments and Contingencies* in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from offering our platform or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the market for fitness products and services grows and as we introduce new and updated products and offerings. Further, we cannot compel patent or trademark rights holders to license their rights to us, and our business may be adversely impacted if our access to technology is limited. Accordingly, our exposure to demands for royalty licenses or damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to avoid or to resolve them, could divert the resources of our management and require significant expenditures. See "*Risks Related to Laws, Regulation, and Legal Proceedings.*" Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition, and operating results.

We cannot compel music rights holders to license their rights to us, and our business may be adversely affected if our access to music is limited. The concentration of control of content by major music licensors means that the actions of one or a few licensors may adversely affect our ability to provide our service.

We enter into license agreements to obtain rights to use music in our service, including with major record companies, independent record labels, major music publishers, and independent music publishers and administrators who collectively hold the rights to a significant number of sound recordings and musical compositions.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is sometimes unavailable because songwriters' catalogs are frequently bought and sold between rights holders, meaning ownership and share information can change at any time without notification and it may take a while for the appropriate parties to be notified. In some cases, we obtain ownership information directly from music publishers, PROs, collecting societies, or record labels and in other cases we rely on the assistance of third parties to determine ownership information.

If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, if we are unable to determine which musical compositions correspond to specific sound recordings, or if the same party does not administer, control or own all rights on a worldwide basis, it may become difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of agreements with those rights holders or to secure the appropriate licenses with all necessary parties.

Our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

- calculate and make payments based on complex royalty structures, which requires tracking usage of content in our service that may at times have inaccurate or incomplete metadata necessary for such calculation;
- provide periodic reports on the exploitation of the content in specified formats; and
- comply with certain marketing and advertising restrictions.

If certain of our license agreements contain payment guarantees, which could be tied to our number of Subscribers or stream counts for music used in our service, our ability to achieve and sustain profitability and operating leverage could depend in part on our ability to increase our revenue through increased sales of subscriptions on terms that maintain an adequate gross margin. Our license agreements typically have terms of between one and three years, but our Subscribers may cancel their subscriptions at any time. We rely on estimates to forecast whether guaranteed payments against royalties could be recouped against our actual content costs incurred over the term of the license agreement. To the extent that our estimates underperform relative to our expectations, and our content costs do not exceed such guaranteed payments, our margins may be adversely affected.

Some of our license agreements also include so-called "most-favored nations" provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms, these most-favored nations provisions could cause our payment or other obligations to escalate substantially. Additionally, some of our license agreements could require consent to undertake new business initiatives utilizing the licensed content (e.g., alternative distribution models), and without such consent, our ability to undertake new business initiatives may be limited and our competitive position could be impacted.

If we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties or claims of infringement, and our rights under such agreements could be terminated.

We face risk of unforeseen costs and potential liability in connection with content we produce, license, and distribute.

As a producer and distributor of content, we face potential liability for negligence, intellectual property infringement, or other claims based on the nature and content of materials that we produce, license, and distribute, both on our platform as well as third-party platforms. We also may face potential liability for content used in promoting our service, including marketing materials. We may decide to alter or remove content from our service or third-party platforms, not to place certain content on our service or third-party platforms, or to discontinue or alter our production of certain types of content for any reason, including if we believe such content might not be well received by our Members or could be damaging to our brand and business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we produce, license or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our business. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any open source code included in such software product or any derivative works of the open source code on unfavorable terms or at no cost. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and operating results.

<u>Risks Related to Service Providers and Our Employees</u>

We rely heavily on third parties for most of our computing, storage, processing, and similar services, and for last mile distribution and Member support. Any disruption of or interference with our use of these third-party services could have an adverse effect on our business, financial condition, and operating results.

We have outsourced our cloud infrastructure to third-party providers, and we currently use these providers to host and stream our services and content. We are therefore vulnerable to service interruptions experienced by these providers, and we have in the past and expect in the future to experience interruptions, delays, or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions, and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters and global pandemics, fraud, or security attacks. In addition, hosting costs will increase as membership engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of similar providers.

Additionally, we rely on last mile partners for the delivery and installation of our products and have increased our reliance on third-party Member support partners. The level or quality of service provided by these providers and partners, or regular or prolonged delays or interruptions in that service, could also affect the use of, and our Members' satisfaction with, our products and services and could harm our business and reputation.

Furthermore, some providers, such as shipping and software vendors, have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions on our platform and in our ability to make our content available to Members, as well as delays and additional expenses in arranging for alternative cloud infrastructure services.

Any of these factors could further reduce our revenue, subject us to liability, and cause our Subscribers to decline to renew their subscriptions, any of which could have an adverse effect on our business, financial condition, and operating results.

In addition, customers of certain of our providers have been subject to litigation by third parties claiming that the service and basic HTTP functions infringe their patents. If we become subject to such claims, although we expect our provider to indemnify us with respect to at least a portion of such claims, the litigation may be time consuming, divert management's attention, and, if our provider failed to indemnify us, adversely impact our operating results.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to identify, attract, develop, integrate, and retain qualified and highly skilled personnel, including senior management, engineers, producers, designers, product managers, logistics and supply chain personnel, retail managers, and fitness Instructors. In particular, we are highly dependent on the services of our senior management team to the development of our business, future vision, and strategic direction. If members of our senior management team, including our executive leadership, become ill, or if we are otherwise unable to retain them, we may not be able to manage our business effectively and, as a result, our business and operating results could be harmed. If the senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis then our business and future growth prospects could be harmed.

Because our future success is dependent on our ability to continue to enhance and introduce new products and services, we are particularly dependent on our ability to hire and retain qualified and skilled engineers, including with significant experience in hardware development, designing and developing software and internet-related services, and with background in the areas of artificial intelligence and machine learning.

Also imperative to our success are our fitness Instructors, whom we rely on to bring new, exciting, and innovative fitness and wellness content to our platform, and who act as brand ambassadors. There can be no assurance that our Instructors will remain with us or retain their current appeal, that the costs associated with retaining current Instructors and hiring new Instructors will be favorable or acceptable to us, or that new Instructors will be as successful as their predecessors. The loss of key personnel, including key Instructors, could make it more difficult to manage our brand, operations and research and development activities, could reduce our employee retention and revenue, and impair our ability to compete. We do not maintain key person life insurance policies on any of our employees.

Demand and competition for highly skilled personnel, including those with specific expertise, is often intense, especially in New York City, where we have a substantial presence and need for highly skilled personnel. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting and training them. In addition, we issue equity awards to certain of our employees as part of our hiring and retention efforts, and job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Our employees' inability to sell their shares in the public market at times and/or at prices desired may lead to a larger than normal turnover rate. If the actual or perceived value of our Class A common stock declines, it may adversely affect our ability to hire or retain employees. In addition, we may periodically change our equity compensation practices, which may include reducing the number of employees eligible for equity awards, reducing the size of equity awards granted per employee, varying the type of equity awards granted, or undertaking other efforts that may prove to be unsuccessful retention mechanisms. If we are unable to attract, integrate, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business and future growth prospects could be harmed.

Our Instructors and many of our employees (where appropriate) are subject to certain restrictive covenants, including post-employment non-compete agreements. Moreover, actual and proposed federal, state or local laws may limit the ability of employers to deploy and/or enforce certain non-compete agreements. As such, the Company's ability to protect legitimate interests through the deployment and/or enforcement of non-compete agreements may be limited.

If we cannot maintain our culture, we could lose the innovation, teamwork, and passion that we believe contribute to our success and our business may be harmed.

We believe that a significant component of our success has been our corporate culture. We have invested substantial time and resources in building our culture and as we continue to evolve, we will need to maintain our culture among our employees dispersed across various geographic regions or who work remotely. We have faced, and may continue to face, challenges arising from the management of certain remote, geographically dispersed teams. As we continue to develop our infrastructure, and particularly in light of reductions in headcount, including as part of our restructuring initiatives, we may find it difficult to maintain valuable aspects of our culture, to prevent a negative effect on employee morale or attrition beyond our planned reduction in headcount, and to attract competent personnel who are willing to embrace our culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Risks Related to the Ownership of Our Class A Common Stock

The stock price of our Class A common stock has been, and will likely continue to be, volatile and you could lose all or part of your investment.

The market price of our Class A common stock has been, and will likely continue to be, volatile, including an increase during the COVID-19 pandemic and a decrease as the public returned to pre-pandemic routines and other factors. In addition, the trading prices of securities of technology companies in general have been highly volatile.

In addition to the factors discussed in this Annual Report on Form 10-K, the market price of our Class A common stock has fluctuated and may in the future fluctuate significantly in response to numerous factors, some of which are beyond our control, including:

- our ability to execute and realize the benefits of strategic plans, such as the Restructuring Plans, including our ability to achieve targeted cost savings;

- overall performance of the equity markets and the performance of technology companies in particular;
- variations in our operating results, cash flows, and other financial and non-financial metrics;
- changes in the financial projections we may provide to the public or our failure to meet these projections;
- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet expectations of analysts or investors;
- recruitment, satisfaction or departure of key personnel;
- general economic conditions;
- past or future investments, acquisitions or dispositions;
- negative publicity related to individuals associated with our content, problems with our suppliers or partners, or the real or perceived quality of our products, as well as the failure to timely launch new products or services that gain market acceptance;
- rumors and market speculation involving us or other companies in our industry;
- actions and investment positions taken by institutional investors and other stockholders, including activist investors or short sellers;
- announcements by us or our competitors of new products, pricing, services, features and content, significant technical innovations, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- lawsuits threatened or filed against us, litigation involving our industry, or both;
- regulatory action involving us, our industry, or both, or investigations by regulators and other third parties into our operations or those of our competitors;
- developments or disputes concerning our or other parties' products, services, or intellectual property rights;
- significant security breaches, technical difficulties and interruptions of service affecting our services and products;
- other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and
- sales of shares of our Class A common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. The Company has been named in three putative securities class action lawsuits, and ten putative stockholder derivative actions. These lawsuits and any other securities or stockholder litigation actions could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business. See *"Risks Related to Laws, Regulation, and Legal Proceedings."*

Sales of a substantial amount of our Class A common stock in the public markets, or the perception that such sales might occur, could cause the price of our Class A common stock to decline.

The market price of our Class A common stock could decline as a result of sales of a substantial number of shares of our Class A common stock in the public market in the near future, or the perception that these sales might occur. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares.

There were a total of 406,416,540 shares of our Class A common stock and Class B common stock outstanding as of June 30, 2025. All shares of our Class A common stock and Class B common stock are freely tradable, except for certain limitations, including with respect to holding periods, on any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Further, certain holders of our common stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Sales of our shares pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

In addition, as of June 30, 2025, we had 55,301,718 shares of Class A common stock underlying restricted stock units that were awarded but not yet vested, and stock options outstanding that, if fully exercised, would result in the issuance of 5,337,548 shares of Class B common stock and 15,621,209 shares of Class A common stock. Subject to the satisfaction of applicable vesting requirements, and limitations applicable to shares held by our affiliates, the vested restricted stock and shares issued upon exercise of outstanding stock options will be available for immediate resale in the open market.

The dual class structure of our common stock has the effect of concentrating voting control among certain directors and other holders of our Class B common stock; this will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock has 20 votes per share and our Class A common stock has one vote per share. Because of the twenty-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock will be able to control or significantly determine the outcome of most matters submitted to our stockholders for approval until the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of Class B common stock, (ii) ten years from the closing of the IPO, and (iii) the date the shares of Class B common stock cease to represent at least 1% of all outstanding shares of our common stock. This concentrated control limits or precludes your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain permitted transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. In the past we have granted options to purchase Class B common stock and any exercise of such options will result in additional Class B common stock outstanding, which may further concentrate control among holders of our Class B common stock.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

Several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock and could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We do not pay dividends.

We have never declared or paid any cash dividends on our common stock and do not currently intend to pay any cash dividends. Additionally, our ability to pay dividends on our common stock is limited by the restrictions under the terms of our credit agreement and security agreement. We anticipate that, for the foreseeable future, we will retain all of our future earnings for use in the reduction of our debt, the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, to realize gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and second amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition or other change of control of our company that the stockholders may consider favorable. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Among other things, our restated certificate of incorporation and second amended and restated bylaws include provisions that:

- provide that our Board of Directors is classified into three classes of directors with staggered three-year terms;
- permit the Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;
- require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
- authorize the issuance of "blank check" preferred stock that our Board of Directors could use to implement a stockholder rights plan;
- provide that only the chairman of our Board of Directors, our chief executive officer, or a majority of our Board of Directors will be authorized to call a special meeting of stockholders;
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit cumulative voting;
- provide that directors may only be removed "for cause" and only with the approval of two-thirds of our stockholders;
- provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the Board of Directors is expressly authorized to make, alter, or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our restated certificate of incorporation and second amended and restated bylaws contain exclusive forum provisions for certain claims, which may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our second amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In April 2020, we amended and restated our restated bylaws to provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (a "Federal Forum Provision"). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under

Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders' ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation and/or second amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results.

Short sellers of our stock may be manipulative and may drive down the market price of our Class A common stock.

As a public entity, we may be the subject of concerted efforts by short sellers to spread negative information in order to gain a market advantage. In addition, the publication of misinformation may also result in lawsuits, the uncertainty and expense of which could adversely impact our reputation, business, financial condition, and operating results. There are no assurances that we will not face short sellers' efforts or similar tactics in the future, and the market price of our Class A common stock may decline as a result of their actions.

Risks Related to Our Indebtedness

The Notes are effectively subordinated to our existing and future secured indebtedness and structurally subordinated to the liabilities of our subsidiaries.

Our 0.00% Convertible Senior Notes due 2026 and our 5.50% Convertible Senior Notes due 2029 (together, the "Notes") are our senior, unsecured obligations and rank equal in right of payment with our existing and future senior, unsecured indebtedness, senior in right of payment to our existing and future indebtedness that is expressly subordinated to the Notes and effectively subordinated to our existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. In addition, because none of our subsidiaries guarantee the Notes, the Notes are structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent we are not a holder thereof) preferred equity, if any, of our subsidiaries. As of June 30, 2025, we had approximately $1.5 billion in total indebtedness ($549.0 million of which was the Notes) and approximately $100.0 million of available borrowing capacity under our revolving credit facility. Our subsidiaries had no outstanding additional indebtedness as of June 30, 2025. The indentures governing the Notes do not prohibit us or our subsidiaries from incurring additional indebtedness, including senior or secured indebtedness, in the future.

If a bankruptcy, liquidation, dissolution, reorganization or similar proceeding occurs with respect to us, then the holders of any of our secured indebtedness may proceed directly against the assets securing that indebtedness. Accordingly, those assets will not be available to satisfy any outstanding amounts under our unsecured indebtedness, including the Notes, unless the secured indebtedness is first paid in full. The remaining assets, if any, would then be allocated pro rata among the holders of our senior, unsecured indebtedness, including the Notes. There may be insufficient assets to pay all amounts then due.

If a bankruptcy, liquidation, dissolution, reorganization or similar proceeding occurs with respect to any of our subsidiaries, then we, as a direct or indirect common equity owner of that subsidiary (and, accordingly, holders of our indebtedness, including the Notes), will be subject to the prior claims of that subsidiary's creditors, including trade creditors and preferred equity holders. We may never receive any amounts from that subsidiary to satisfy amounts due under the Notes.

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under the Notes.

As of June 30, 2025, we had approximately $1.5 billion aggregate principal amount in total indebtedness ($990.0 million of which was secured indebtedness) and approximately $100.0 million of available borrowing capacity under our revolving credit facility. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things: increasing our vulnerability to adverse economic and industry conditions; limiting our ability to obtain additional financing; requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes; limiting our flexibility to plan for, or react to, changes in our business; diluting the interests of our existing stockholders as a result of issuing shares of our Class A common stock upon conversion of the Notes; and placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Notes, and our cash needs may increase in the future. In addition, our credit agreement contains, and any future indebtedness that we may incur may contain, financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

We may be unable to raise the funds necessary to repurchase the Notes for cash following a fundamental change or to pay any cash amounts due upon conversion, and our other indebtedness limits our ability to repurchase the Notes or pay cash upon their conversion.

Noteholders may, subject to a limited exception, require us to repurchase their Notes following a fundamental change at a cash repurchase price generally equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion, we may satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in shares of our Class A common stock. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness may restrict our ability to repurchase the Notes or pay the cash amounts due upon conversion. Our failure to repurchase Notes or to pay the cash amounts due upon conversion when required will constitute a default under the indenture.

A default under the indenture governing the notes or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the other indebtedness and the Notes.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services, and operating infrastructure, and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition, and operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity Risk Management

We have developed and implemented a cybersecurity risk management program intended to preserve the confidentiality, integrity and availability of Peloton's systems and information, including our Members' data, APIs and web and mobile applications. Our cybersecurity program is guided by industry standards developed by the National Institute of Standards and Technology ("NIST"). We seek to address cybersecurity risks through a comprehensive, cross-functional approach that focuses on protecting the information that we collect and store by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. Our cybersecurity program is also integrated with Peloton's broader enterprise risk management program, through which we manage business, cybersecurity, information technology, privacy, legal, and geopolitical risks, among others.

While no organization can eliminate cybersecurity risk entirely, we believe our cybersecurity program is reasonably designed to mitigate our cybersecurity and information technology risks. Our cybersecurity program is supported by our information security team, which is primarily responsible for identifying, monitoring and preventing cybersecurity threats and our data privacy team, which is primarily responsible for developing, creating, maintaining and enforcing privacy policies, standards and procedures. Our information security team reviews potential identified incidents through various internal and external resources; identifies potential or actual cybersecurity threats; evaluates and prioritizes threats based on severity; investigates and mitigates the cause and impact of such incidents; administers our documented response procedures with respect to any data breach; and implements safeguards to help prevent recurrence.

Education, training and preparedness are important elements of our cybersecurity program. Peloton requires new employees to undertake a cybersecurity training and provides regular training updates to other employees. Additional trainings are mandatory for those employees who handle confidential (including personal) information.

We perform due diligence regarding our third-party suppliers, service providers and other business partners. This may include requiring evidence demonstrating third parties' ability to meet our cybersecurity and data handling requirements. In addition, Peloton's business partners who process data are contractually obligated to notify us if they experience certain incidents impacting our or our Members' data. Our ability to monitor the cybersecurity practices of third parties is limited and there can be no assurance that we can prevent or mitigate the risk of any compromise or failure in the information systems, software, network or other cybersecurity assets owned or controlled by third parties.

We regularly perform internal testing and engage independent third parties to perform audits and assessments as we deem appropriate. For example, our alignment with NIST standards has been reviewed by an industry-leading auditing firm. We also maintain a cyber insurance policy to help manage, in part, costs associated with significant cybersecurity incidents that may occur. We continue to invest in our cybersecurity program and to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain.

For a discussion regarding risks from cybersecurity threats, see our risk factors, including the risk factors titled *"—Any major disruption or failure of our information technology systems or websites, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business and operations", "—Cybersecurity risks could adversely affect our business and disrupt our operations", "—Our business is subject to the risk of earthquakes, fire, power outages, floods, hurricanes, public health crises, ransomware and other cybersecurity attacks, labor disputes, and other catastrophic events, and to interruption by man-made problems such as terrorism and international geopolitical conflicts", "—We collect, store, process, and use personal data and other Member data, which subjects us to legal obligations and laws and regulations related to security and privacy, and any actual or perceived failure to meet those obligations could harm our business", "—Our growing use of artificial intelligence and machine learning technologies may present additional risks and challenges, which could result in reputational and competitive harm, legal liability and adversely affect our results of operations",* under the heading *"Risk Factors—Risks Related to Our Business"* in Part I, Item 1A of this Annual Report on Form 10-K.

Cybersecurity Governance

While everyone at Peloton has a role in managing cybersecurity risks, our Board of Directors and senior management team are actively involved in the oversight of our cybersecurity program. Our Board of Directors and the Audit Committee of our Board of Directors oversee Peloton's cybersecurity matters through regular reports and reviews, as well as reporting on material cybersecurity incidents. These include presentations by the Company's Senior Vice President, Chief Security and Trust Officer ("CISO") to the Audit Committee on a quarterly basis, along with ad hoc reports on cybersecurity incidents, threat detection and mitigation plans to the Audit Committee, our Board of Directors and our executive team.

Our CISO leads our information security team and has more than 20 years of cybersecurity experience across four public companies. He is supported by our Vice President of Privacy Compliance, who leads our data privacy team. Our cybersecurity program is supported by other members of our senior management team as well, including our Chief Legal Officer and members of Peloton's disclosure committee. Members of executive leadership are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management process. The CISO also provides updates to Peloton's senior management regarding cybersecurity risks, and meets regularly with Peloton's finance, enterprise technology, disclosure and internal audit teams.

Item 2. Properties

As of June 30, 2025, our principal properties included our corporate headquarters offices, warehouses and distribution facilities, production studio facilities, and retail locations.

We are headquartered in New York City, where we occupy facilities totaling approximately 336,000 square feet under a lease that expires in 2035. We also lease our international corporate headquarters, which is located in London, United Kingdom. We primarily use these facilities for technology, product design, research and development, sales and marketing, supply chain and logistics, finance, legal, human resources, and information technology. We also have our Member Support team located in Plano, Texas.

We lease retail properties in the United States, Canada, and Germany. However, we have continued to reduce our retail showroom presence as part of the Restructuring Plans.

Our office space and retail locations are used to support both of our reportable segments (Connected Fitness Products and Subscription). We lease warehouse and distribution facilities primarily in North America, which are used to support our Connected Fitness segment. In addition, we lease our production studio facilities, which are located in New York City and London, and are used to support our Subscription segment. We also have certain head-lease obligations for corporate offices, warehouses and distribution facilities, and retail locations, that we are currently subleasing to third-parties, and do not support our day-to-day operations.

We believe that our existing facilities are suitable and adequate for the conduct of our business. Refer to *Note 17, Segment Information* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further details regarding our segments.

In May 2021, we announced plans to build a U.S. manufacturing facility in Troy Township, Ohio, which we called "Peloton Output Park" and is where we had planned to manufacture Connected Fitness Products in addition to our existing manufacturing facilities. In February 2022, as part of the 2022 Restructuring Plan, we announced the closing of several assembly and manufacturing plants, including our plans to sell the facility that was intended to be Peloton Output Park. In January 2024, we completed the sale of the Peloton Output Park building and a portion of the corresponding land and received net proceeds of approximately $31.9 million, and in September 2024, we completed the sale of the remaining Peloton Output Park land parcel and received net proceeds of $4.2 million.

Item 3. Legal Proceedings

From time to time, we may be involved in claims and proceedings arising in the ordinary course of our business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain.

For a discussion of legal and other proceedings in which we are involved, see *Note 12, Commitments and Contingencies* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock began trading on The Nasdaq Global Select Market under the symbol "PTON" on September 26, 2019. Prior to that date, there was no public trading market for our Class A common stock.

Our Class B common stock is not listed or traded on any stock exchange.

Holders of Record

As of July 30, 2025, there were 37 registered holders of our Class A common stock and 66 registered holders of our Class B common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We do not expect to pay dividends on our capital stock for the foreseeable future. Instead, we anticipate that all of our earnings for the foreseeable future will be used for repayment of debt and for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our Board of Directors and would depend upon various factors, including our operating results, financial condition, and capital requirements, restrictions that may be imposed by applicable law, and other factors deemed relevant by our Board of Directors. In addition, our ability to pay dividends on our common stock is limited by the restrictions under the terms of our credit agreement and security agreement.

Performance Graph

The following performance graph shall not be deemed soliciting material or to be filed with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any of our other filings under the Exchange Act or the Securities Act.

The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Russell 2000 Index, Standard & Poor's 500 Index, and the Nasdaq Computer Index. We have elected to replace the S&P 500 Index with the Russell 2000 Index because we believe the new broad equity market index provides for a better comparison of returns with public companies of similar size and market capitalization. We are also a component of the Russell 2000 Index. For the current year only, comparisons of the Company's returns to both the S&P 500 Index and the Russell 2000 Index are included in the graph. The graph assumes an initial investment of $100 in our common stock and each index at the market close on the last trading day for the fiscal year ended June 30, 2020. Data for each index assumes reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative Total Return

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. As discussed in the section titled "Special Note Regarding Forward Looking Statements," the following discussion and analysis contains forward looking statements that involve risks, uncertainties, assumptions, and other important factors that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

A discussion of our results of operations for our fiscal year ended June 30, 2024 compared to the year ended June 30, 2023 is included our Annual Report on Form 10-K for the fiscal year ended June 30, 2024, filed with the SEC on August 22, 2024 (File No. 001-39058) under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Overview


Peloton is a leading global fitness and wellness company that empowers its Members to live fit, strong, long, and happy by providing fitness and wellness products and services they can use anytime, anywhere. We have a highly engaged community of approximately 6 million Members as of June 30, 2025, across the United States, United Kingdom, Canada, Germany, Australia, and Austria. As a category innovator at the nexus of fitness and wellness, technology, and media, we deliver experiences through our world-renowned Instructors, premium hardware and innovative software, personalization, and extensive modalities and content formats. Founded in 2012 and headquartered in New York City, Peloton aims to scale across the markets in which it operates.

We define a "Member" as any individual who has a Peloton account through a paid Connected Fitness Subscription or a paid App Subscription, inclusive of the Peloton App+, App One and Strength+ Memberships (our "Peloton Apps"), and engages in one or more workouts in the trailing 12-month period. We define workout engagement as either (i) completing the lesser of 50% or 10 minutes of Instructor-led classes, Scenic, and Lanebreak workouts; (ii) at least 10 minutes of any activity tracking workout (such as "Just Ride," "Just Run," or "Just Row") or Entertainment workout; or (iii) at least 5 minutes of any Strength+ workout with 80% of sets marked complete.

Our Connected Fitness Products portfolio includes the Peloton Bike, Bike+, Tread, Tread+, Guide, Row and various Precor products. Access to the Peloton Apps is available with an All-Access or Guide Membership for Members who have Connected Fitness Products or through a standalone App Membership (App+, App One, or Strength+). Access to the Strength+ App is available with an All-Access, Guide, or App+ Membership or through a standalone Strength+ subscription. Our revenue is generated primarily from recurring Subscription revenue and the sale of our Connected Fitness Products. We define a "Paid Connected Fitness Subscription" as a person, household, or commercial property, such as a hotel or residential building, that has paid for a subscription to a Connected Fitness Product (a Connected Fitness Subscription with a successful credit card billing or with prepaid subscription credits or waivers). "Paid App Subscriptions" include all subscriptions to our Peloton Apps for which we currently receive payment.

Our financial profile has been characterized by strong retention, recurring revenue, and efficient customer acquisition. We believe that our low Average Net Monthly Paid Connected Fitness Subscription Churn, together with our high Subscription Gross Profit and Subscription Contribution Margin, yields an attractive lifetime value ("LTV") for our Connected Fitness Subscriptions well in excess of our customer acquisition costs ("CAC"). Maintaining an attractive LTV/CAC ratio is a primary goal of our customer acquisition strategy.

Restructuring

In August 2025, the Company announced a new restructuring plan (the "2025 Restructuring Plan"), which includes a reduction in global headcount and is intended to improve the Company's cost structure, operating efficiency, and profitability, while providing us the opportunity to return to growth by reinvesting expected savings into our differentiating capabilities. The Company expects the 2025 Restructuring Plan to be substantially implemented by the end of fiscal year 2026, which is subject to change.

As of June 30, 2025, actions pursuant to our 2024 Restructuring Plan, which includes any remaining restructuring activity under the original 2022 Restructuring Plan, have been substantially completed. As such, any remaining charges under these plans are included within the 2025 Restructuring Plan.

In connection with the 2025 Restructuring Plan, we estimate that we will incur additional cash restructuring charges of approximately $50.0 million, primarily comprised of location strategy costs, lease termination costs, and other exit costs. Additionally, we expect to recognize additional non-cash restructuring charges of approximately $10.0 million, primarily comprised of asset write-downs and write-offs, in connection with the continued exit of the Company's retail and other leased locations. We expect these charges to be substantially incurred by the end of fiscal year 2026, which is subject to change.

Upon full implementation, we expect the 2025 Restructuring Plan to achieve at least $100 million of run-rate savings by the end of fiscal year 2026.

We may not be able to realize the cost savings and benefits initially anticipated as a result of the Restructuring Plans, and implementation and transition costs may be greater than expected. See *"Risk Factors—Risks Related to Our Business—We may not successfully execute or achieve the expected benefits of our restructuring initiatives and other cost-saving measures we may take in the future, and our efforts may result in further actions and/or additional asset impairment charges and adversely affect our business"* in Part I, Item 1A of this Annual Report on Form 10-K.

Global Trade Policies and Tariffs

We continue to closely monitor changes in international trade policies, relations, legislation and regulations, including those related to tariffs, which could adversely impact the global economy and our business, financial condition, and operating results. The impact of any tariffs will depend on various factors, including whether the tariffs are ultimately implemented, the timing of implementation, and the amount, scope and nature of the tariffs.

Other Developments

We have received a small number of reports that a Bike+ seat post broke during use. We are planning to offer certain Bike+ Members our newest seat post as a replacement for their existing seat post. We do not currently expect that the expenses associated with this plan will be material to our financial position. In the event we incur material expenses or face other challenges relating to the Bike+ seat post, including the implementation of other measures resulting from our engagement with governmental authorities on this matter, our results of operations, financial condition and reputation could be adversely affected.


Key Operational and Business Metrics


In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	Fiscal Year Ended June 30,					
	2025		**2024**		**2023**	
Ending Paid Connected Fitness Subscriptions[1][2]		2,799,943		2,976,265		2,997,928
Average Net Monthly Paid Connected Fitness Subscription Churn[1][2]		1.6 %		1.4 %		1.3 %
Ending Paid App Subscriptions[1]		552,451		621,432		831,065
Average Monthly Paid App Subscription Churn[1][3]		7.0 %		7.7 %		—
Subscription Gross Profit (in millions)	$	1,157.1	$	1,157.7	$	1,122.1
Subscription Contribution (in millions)[4]	$	1,222.0	$	1,231.6	$	1,201.8
Subscription Gross Margin		69.1 %		67.8 %		67.2 %
Subscription Contribution Margin[4]		73.0 %		72.1 %		72.0 %
Net loss (in millions)	$	(118.9)	$	(551.9)	$	(1,261.7)
Adjusted EBITDA (in millions)[5]	$	403.6	$	3.5	$	(208.5)
Net cash provided by (used in) operating activities (in millions)	$	333.0	$	(66.1)	$	(387.6)
Free Cash Flow (in millions)[6]	$	323.7	$	(85.8)	$	(470.0)

_____

(1) Beginning January 1, 2025, the Company migrated its subscription data model for reporting Ending Paid Connected Fitness Subscriptions, Average Net Monthly Paid Connected Fitness Subscription Churn, Ending Paid App Subscriptions, and Average Monthly Paid App Subscription Churn to a new data model that provides greater visibility to changes to a subscription's payment status when they occur. The new model gives the Company more precise and timely data on subscription pause and churn behavior. Prior period information has been revised to conform with current period presentation. The impact of this change in the model on Ending Paid Connected Fitness Subscriptions, Average Net Monthly Paid Connected Fitness Subscription Churn, Ending Paid App Subscriptions and Average Monthly Paid App Subscription Churn for the fiscal years ended June 30, 2025, 2024, and 2023 is immaterial.

(2) New reporting metrics, effective as of the beginning of fiscal year 2024, Ending Paid Connected Fitness Subscriptions replaced Ending Connected Fitness Subscriptions, and Average Net Monthly Paid Connected Fitness Subscription Churn replaced Average Net Monthly Connected Fitness Churn. See definitions below.

(3) This metric, effective as of the beginning of fiscal year 2024, is reported on a go-forward basis as it includes App One and App+ subscriptions that were not available during the fiscal year ended June 30, 2023.

(4) Please see the section titled "Non-GAAP Financial Measures—Subscription Contribution and Subscription Contribution Margin" for a reconciliation of Subscription Gross Profit to Subscription Contribution and an explanation of why we consider Subscription Contribution and Subscription Contribution Margin to be helpful measures for investors.

(5) Please see the section titled "Non-GAAP Financial Measures—Adjusted EBITDA" for a reconciliation of Net loss to Adjusted EBITDA and an explanation of why we consider Adjusted EBITDA to be a helpful measure for investors.

(6) Please see the section titled "Non-GAAP Financial Measures—Free Cash Flow" for a reconciliation of net cash provided by (used in) operating activities to Free Cash Flow and an explanation of why we consider Free Cash Flow to be a helpful measure for investors.

Ending Paid Connected Fitness Subscriptions

Ending Paid Connected Fitness Subscriptions includes all Connected Fitness Subscriptions for which we are currently receiving payment (a successful credit card billing or prepaid subscription credit or waiver). Prior to fiscal year 2024, we included a Connected Fitness Subscription that is paused for up to three months as a Connected Fitness Subscription. Because there is no payment on a paused subscription, effective as of the beginning of fiscal year 2024, we do not include paused Connected Fitness Subscriptions in our Ending Paid Connected Fitness Subscription count.

Average Net Monthly Paid Connected Fitness Subscription Churn

To align with the definition of Ending Paid Connected Fitness Subscriptions above, our quarterly Average Net Monthly Paid Connected Fitness Subscription Churn is calculated as follows: Paid Connected Fitness Subscriber "churn count" in the quarter, divided by the average number of beginning Paid Connected Fitness Subscribers each month, divided by three months. "Churn count" is defined as quarterly Connected Fitness Subscription churn events minus Connected Fitness Subscription unpause events minus Connected Fitness Subscription reactivations. Our annual Average Net Monthly Paid Connected Fitness Subscription Churn for each of the fiscal years ended June 30, 2025, 2024, and 2023 is calculated in the same manner, divided by twelve months, during each respective fiscal year.

We refer to any cancellation or pausing of a subscription for our All-Access Membership as a churn event. Because we do not receive payment for paused Connected Fitness Subscriptions, a paused Connected Fitness Subscription is now treated as a churn event at the time the pause goes into effect, which is the start of the next billing cycle. An unpause event occurs when a pause period elapses without a cancellation and the Connected Fitness Subscription resumes, and is therefore counted as a reduction in our churn count in that period. Consistent with our previous practice, our churn count is shown net of reactivations and our new quarterly Average Net Monthly Paid Connected Fitness Subscription Churn metric averages the monthly Connected Fitness churn percentage across the three months of the reported quarter.

Prior to fiscal year 2024, we reported Average Net Monthly Connected Fitness Churn, which is defined as Connected Fitness Subscription cancellations, net of reactivations, in the quarter, divided by the average number of beginning Connected Fitness Subscriptions in each month, divided by three months. This metric does not treat a pause of a Connected Fitness Subscription as a churn event. When a Connected Fitness Subscription payment method fails, we communicate with our Members to update their payment method and make multiple attempts over several days to charge the payment method on file and reactivate the subscription. We cancel a Member's Connected Fitness Subscription when it remains unpaid for two days after their billing cycle date.

Furthermore, we have reported our Average Net Monthly Connected Fitness Churn metric net of reactivations. Under this metric, a Connected Fitness Subscriber that cancels their membership (a churn event) and resubscribes in a subsequent period is considered a reactivation and is counted as a reduction in our churn count in the period during which the Subscriber resubscribes. These metrics do not include data related to Subscribers to our Peloton Apps.

Ending Paid App Subscriptions

Ending Paid App Subscriptions include all subscriptions to our Peloton Apps for which we are currently receiving payment.

Average Monthly Paid App Subscription Churn

When a Subscriber to our Peloton Apps cancels their membership (a churn event) and resubscribes in a subsequent period, the resubscription is considered a new subscription (rather than a reactivation that is counted as a reduction in our churn count). Our quarterly Average Paid App Subscription Churn is calculated as follows: Paid App Subscription cancellations in the quarter, divided by the average number of beginning Paid App Subscriptions each month, divided by three months. Our annual Average Monthly Paid App Subscription Churn for each of the fiscal years ended June 30, 2025, 2024, and 2023 is calculated in the same manner, divided by twelve months, during each respective fiscal year.

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Components of our Results of Operations

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Revenue

Connected Fitness Products

Connected Fitness Products Revenue primarily consists of sales of our portfolio of Connected Fitness Products and related accessories, as well as Precor-branded fitness products, delivery and installation services, Peloton Bike portfolio rental products, extended warranty agreements, branded apparel, and commercial service contracts. Connected Fitness Products Revenue is recognized at the time of delivery, except for extended warranty revenue that is recognized over the warranty period and service revenue that is recognized over the term, and is recorded net of sales returns and concessions, discounts and allowances, and third-party financing program fees, when applicable.

Subscription

Subscription Revenue primarily consists of revenue generated from our Paid Connected Fitness Subscriptions and Paid Peloton App Subscriptions, inclusive of the Strength+ App, which are offered on a month-to-month or prepaid basis.

As of June 30, 2025, 99% and 82% of our Connected Fitness Subscription and Paid App Subscription bases, respectively, were paying month-to-month.

If a Connected Fitness Subscription owns multiple, different Peloton Connected Fitness Products (such as a Peloton Bike and Peloton Tread) in the same household, the price of the Subscription remains $44 monthly. As of June 30, 2025, approximately 12% of our Connected Fitness Subscriptions owned multiple, different Connected Fitness Products.

Cost of revenue

Connected Fitness Products

Connected Fitness Products Cost of revenue primarily consists of our portfolio of Connected Fitness Products, related accessories, Precor-branded fitness products, and branded apparel product costs, including third party manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement and service costs, fulfillment costs, warehousing costs, costs related to our commercial business, depreciation of property and equipment, and certain costs related to management, facilities, and personnel-related expenses, including stock-based compensation expense, and expense associated with supply chain logistics. Inventory write-downs and related obsolescence reserve expense are also included within Connected Fitness Products Cost of revenue.

Subscription

Subscription Cost of revenue primarily consists of costs associated with content creation and costs to stream content to our Members. These costs consist of both fixed costs, including Instructor, content, and production personnel-related expenses, including stock-based compensation expense, depreciation of property and equipment, studio rent and occupancy, and other studio overhead, as well as variable costs, including music royalty fees, third-party platform streaming costs, and payment processing fees for our monthly subscription billings.

Operating expenses

Sales and marketing

Sales and marketing expense primarily consists of performance marketing media spend, asset creation, and other brand creative, sales and marketing personnel-related expenses, including stock-based compensation expense, costs to operate our retail showrooms including rent and occupancy charges, payment processing fees incurred in connection with the sale of our Connected Fitness Products, expenses related to the Peloton Apps, and depreciation of property and equipment.

General and administrative

General and administrative expense primarily consists of personnel-related expenses, including stock-based compensation expense, and facilities-related costs, primarily for our executive, finance, accounting, legal, human resources, IT functions and Member support team. General and administrative expense also includes software and IT costs, fees for professional services principally comprising legal, audit, tax and accounting services, depreciation of property and equipment, insurance, and litigation settlement costs.

Research and development

Research and development expense primarily consists of personnel-related expenses, including stock-based compensation expense, and facilities-related expenses, consulting and contractor expenses, tooling and prototype materials, software platform expenses, and depreciation of property and equipment. We capitalize certain qualified costs incurred in connection with the development of internal-use software that may also cause research and development expenses to vary from period to period.

Impairment expense

Impairment expense primarily consists of non-cash impairment charges relating to long-lived assets. Impairments are determined using management's judgment about our anticipated ability to continue to use fixed assets in-service and under development, current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements. Additionally, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Management disposes of fixed assets during the regular course of business due to damage, obsolescence, strategic shifts, and loss.

Restructuring expense

Restructuring expense consists of severance and other personnel costs, including stock-based compensation expense, professional services, facility closures and other costs associated with exit and disposal activities.

Supplier settlements

Supplier settlements are payments made to third-party suppliers to terminate certain future inventory purchase commitments or settle disputes with suppliers about and to terminate certain alleged past and future commitments.

Non-operating income and expenses

Total other expense, net

Total other expense, net primarily consists of interest (expense) income, unrealized and realized (losses) gains on investments, net gains relating to our refinancing activities, and foreign exchange gains (losses).

Income tax expense (benefit)

The provision for income taxes primarily consists of income taxes related to state and international taxes for jurisdictions in which we conduct business. We maintain a valuation allowance on the majority of our deferred tax assets as we have concluded that it is more likely than not that the deferred assets will not be utilized.

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
Consolidated Statement of Operations Data:			
Revenue			
Connected Fitness Products	$ 817.1	$ 991.7	$ 1,130.2
Subscription	1,673.7	1,708.7	1,670.1
Total revenue	2,490.8	2,700.5	2,800.2
Cost of revenue[1][2]			
Connected Fitness Products	705.9	943.0	1,328.8
Subscription	516.6	551.0	547.9
Total cost of revenue	1,222.5	1,494.0	1,876.7
Gross profit	1,268.3	1,206.5	923.5
Operating expenses			
Sales and marketing[1][2]	421.6	658.9	648.2
General and administrative[1][2]	527.3	651.0	798.1
Research and development[1][2]	234.2	304.8	318.4
Impairment expense	64.1	57.3	144.5
Restructuring expense[1]	33.8	66.1	189.4
Supplier settlements	23.5	(2.6)	22.0
Total operating expenses	1,304.5	1,735.5	2,120.6
Loss from operations	(36.2)	(529.0)	(1,197.1)
Other expense, net:			
Interest expense	(134.5)	(112.5)	(97.1)
Interest income	32.7	35.1	26.4
Foreign exchange gain (loss)	22.4	—	7.0
Other income, net	0.1	0.7	2.9
Net gain on debt refinancing	—	53.6	—
Total other expense, net	(79.3)	(23.2)	(60.9)
Loss before income taxes	(115.6)	(552.1)	(1,258.0)
Income tax expense (benefit)	3.4	(0.2)	3.7
Net loss	$ (118.9)	$ (551.9)	$ (1,261.7)

_____

(1) Includes stock-based compensation expense as follows:

	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
Cost of revenue			
Connected Fitness Products	$ 9.3	$ 10.1	$ 14.3
Subscription	36.3	39.3	42.8
Total cost of revenue	45.7	49.5	57.1
Sales and marketing	16.4	19.7	28.9
General and administrative	121.9	177.1	167.2
Research and development	44.8	58.8	66.7
Restructuring expense	0.8	6.6	85.0
Total stock-based compensation expense	$ 229.6	$ 311.7	$ 405.0

During the fiscal year ended June 30, 2024, in connection with the CEO transition, we recognized stock-based compensation expense of $41.9 million for one year of accelerated vesting of stock options, which had an exercise price of $38.77 per share and a grant date fair value of approximately $167.6 million. In addition, we recognized incremental stock-based compensation expense of $5.4 million for the modification of stock option awards related to extension of the exercise window through December 31, 2027. These expenses were recognized within General and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss.

_____

(2) Includes depreciation and amortization expense as follows:

	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
Cost of revenue			
Connected Fitness Products	$ 16.3	$ 16.5	$ 18.7
Subscription	28.5	34.6	36.9
Total cost of revenue	44.9	51.0	55.5
Sales and marketing	17.4	23.4	31.1
General and administrative	17.6	23.7	26.3
Research and development	9.7	10.7	11.4
Total depreciation and amortization expense	$ 89.7	$ 108.8	$ 124.3

Comparison of the fiscal years ended June 30, 2025 and 2024

Revenue

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Revenue:			
Connected Fitness Products	$ 817.1	$ 991.7	(17.6)%
Subscription	1,673.7	1,708.7	(2.1)
Total revenue	$ 2,490.8	$ 2,700.5	(7.8)%
Percentage of revenue			
Connected Fitness Products	32.8 %	36.7 %	
Subscription	67.2	63.3	
Total	100.0 %	100.0 %	

Fiscal Years Ended June 30, 2025 and 2024

Connected Fitness Products Revenue decreased $174.6 million for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024. This decrease was primarily attributable to fewer Connected Fitness product deliveries driven by lower demand during the fiscal year ended June 30, 2025, partially offset by improvements in Precor revenue and more Tread+ deliveries during the fiscal year ended June 30, 2025.

Subscription Revenue decreased $35.0 million for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024. This decrease was primarily due to decreases in Paid Connected Fitness and App Subscriptions, partially offset by an increase in content licensing revenue and incremental Used Equipment Activation Fee revenue, which was introduced during the first quarter of fiscal 2025.

Cost of Revenue, Gross Profit, and Gross Margin

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Cost of Revenue:			
Connected Fitness Products	$ 705.9	$ 943.0	(25.1)%
Subscription	516.6	551.0	(6.2)
Total cost of revenue	$ 1,222.5	$ 1,494.0	(18.2)%
Gross Profit:			
Connected Fitness Products	$ 111.2	$ 48.8	128.1%
Subscription	1,157.1	1,157.7	(0.1)
Total Gross profit	$ 1,268.3	$ 1,206.5	5.1%
Gross Margin:			
Connected Fitness Products	13.6 %	4.9 %	
Subscription	69.1 %	67.8 %	

Fiscal Years Ended June 30, 2025 and 2024

Connected Fitness Products Cost of revenue for the fiscal year ended June 30, 2025 decreased $237.1 million, or 25.1%, compared to the fiscal year ended June 30, 2024. This decrease was primarily driven by fewer Connected Fitness product deliveries, resulting from lower demand during the fiscal year ended June 30, 2025, as well as lower freight and warehousing costs. This decrease was partially offset by higher Precor sales and more Tread+ deliveries during the fiscal year ended June 30, 2025.

Our Connected Fitness Products Gross Margin increased to 13.6% for the fiscal year ended June 30, 2025 compared to 4.9% for the fiscal year ended June 30, 2024, primarily driven a mix shift towards higher margin products, as well as lower inventory write-downs and lower warehousing and transportation costs during the fiscal year ended June 30, 2025 when compared to the fiscal year ended June 30, 2024. These improvements were partially offset by changes in our warranty reserves.

Subscription Cost of revenue for the fiscal year ended June 30, 2025 decreased $34.4 million, or 6.2%, compared to the fiscal year ended June 30, 2024. This decrease was primarily attributable to lower costs associated with content production and music royalties, lower personnel-related expenses, inclusive of stock-based compensation expense, due to decreased average headcount, and a reduction in depreciation and amortization expense.

Subscription Gross Margin increased modestly for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024.

Operating Expenses

Sales and Marketing

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Sales and marketing	$ 421.6	$ 658.9	(36.0)%
As a percentage of total revenue	16.9 %	24.4 %	

Fiscal Years Ended June 30, 2025 and 2024

Sales and marketing expense decreased $237.3 million, or 36.0% for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024. The decrease was primarily due to a decrease in acquisition, brand, and creative marketing spend of $188.7 million, a decrease of $19.7 million in personnel-related expenses, inclusive of stock-based compensation expense, mainly due to decreased average headcount, and a decrease of $14.3 million in rent and occupancy and other retail related costs, primarily driven by a reduction in our retail showroom presence.

General and Administrative

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
General and administrative	$ 527.3	$ 651.0	(19.0)%
As a percentage of total revenue	21.2 %	24.1 %	

Fiscal Years Ended June 30, 2025 and 2024

General and administrative expense decreased $123.7 million, or 19.0% for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024. The decrease was driven by a decrease of $70.3 million in personnel-related expenses, inclusive of stock-based compensation expense, primarily related to stock-based compensation expense recognized in connection with the CEO transition during the fiscal year ended June 30, 2024 and decreased average headcount, a reduction of $29.2 million in settlement costs and professional services fees (comprised of legal, accounting, and consulting fees), and a reduction of $6.1 million in depreciation and amortization expense.

Research and Development

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Research and development	$ 234.2	$ 304.8	(23.2)%
As a percentage of total revenue	9.4 %	11.3 %	

Fiscal Years Ended June 30, 2025 and 2024

Research and development expense decreased $70.6 million, or 23.2% for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024. The decrease was primarily due to a decrease of $49.5 million in personnel-related expenses, inclusive of stock-based compensation expense, primarily due to decreased average headcount, and a decrease of $15.7 million in product development costs, primarily due to a reduction in contractor spend.

Impairment expense

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Impairment expense	$ 64.1	$ 57.3	11.9%

Fiscal Years Ended June 30, 2025 and 2024

Impairment expense increased $6.8 million, or 11.9% for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024. This increase was primarily driven by an increase of $31.4 million in asset write-downs and write-offs related to plans to right-size portions of our corporate office footprint and an increase of $11.4 million in impairment expense related to other manufacturing assets, partially offset by a $16.7 million impairment charge related to Peloton Output Park during the fiscal year ended June 30, 2024, a $13.6 million decrease in impairment expense related to Connected Fitness assets, and a $6.9 million decrease in impairment expense related to the exit of retail showroom locations.

Restructuring expense

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Restructuring expense	$ 33.8	$ 66.1	(48.8)%

Fiscal Years Ended June 30, 2025 and 2024

Restructuring expense decreased $32.2 million, or 48.8% for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024, primarily due to an $18.9 million decrease in personnel-related expenses, inclusive of severance and stock-based compensation expense, as well as decreases in exit and disposal costs, including non-cash charges of $3.8 million relating to the loss on sale of a manufacturing subsidiary in Taiwan during the fiscal year ended June 30, 2024.

Supplier settlements

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Supplier settlements	$ 23.5	$ (2.6)	*NM

_____
*NM - not meaningful

Fiscal Years Ended June 30, 2025 and 2024

Supplier settlements increased $26.1 million for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024 due to the settlement of disputes with a third-party supplier about certain alleged past and future commitments.

Total other expense, net and Income tax expense (benefit)

	Fiscal Year Ended June 30,		% Change
	2025	2024	
	(dollars in millions)		
Interest expense	$ (134.5)	$ (112.5)	19.6%
Interest income	32.7	35.1	(6.7)%
Foreign exchange gain (loss)	22.4	—	*NM
Other income, net	0.1	0.7	(90.8)%
Net gain on debt refinancing	—	53.6	*NM
Income tax expense (benefit)	3.4	(0.2)	*NM

_____
*NM - not meaningful

Fiscal Years Ended June 30, 2025 and 2024

Total other expense, net, was comprised of the following for the fiscal year ended June 30, 2025:

- Interest expense primarily related to our Term Loan (as defined below) and convertible notes, and deferred financing costs of $134.5 million;
- Interest income from cash, cash equivalents, and short-term investments of $32.7 million;
- Foreign exchange gains of $22.4 million;
- Other income, net of $0.1 million; and

Total other expense, net, was comprised of the following for the fiscal year ended June 30, 2024:

- Interest expense primarily related to our Term Loan and convertible notes, and deferred financing costs of $112.5 million;
- Interest income from cash, cash equivalents, and short-term investments of $35.1 million;
- Foreign exchange losses were minimal;
- Other income, net of $0.7 million; and
- Net gain on debt refinancing of $53.6 million, related to the 2026 Notes gain on extinguishment of debt of $69.8 million, partially offset by the Term Loan loss on extinguishment of $7.5 million and modification of debt of $8.7 million.

Income tax expense (benefit) for the fiscal year ended June 30, 2025 and 2024 of $3.4 million and $(0.2) million, respectively, was primarily due to state and international taxes.

Non-GAAP Financial Measures

In addition to our results determined in accordance with accounting principles generally accepted in the United States, or GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance.

Adjusted EBITDA

We calculate Adjusted EBITDA as net (loss) income adjusted to exclude: other expense (income), net; net (gains) losses on debt refinancing; income tax expense (benefit); depreciation and amortization expense; stock-based compensation expense; impairment expense; restructuring expense; product recall related matters; certain litigation and settlement expenses; supplier settlements; and other adjustment items that arise outside the ordinary course of our business.

We use Adjusted EBITDA as a measure of operating performance and the operating leverage in our business. We believe that this non-GAAP financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

- Adjusted EBITDA is widely used by investors and securities analysts to measure a company's operating performance without regard to items such as stock-based compensation expense, depreciation and amortization expense, other expense (income), net, and provision for income taxes that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired;

- Our management uses Adjusted EBITDA in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance; and

- Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our core operating results, and may also facilitate comparisons with other peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are, or may in the future be, as follows:

- Although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- Adjusted EBITDA excludes stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

- Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) interest and other income (expense), or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us; or (3) income taxes, which may represent a reduction in cash available to us;

- Adjusted EBITDA does not reflect gains (losses) associated with refinancing efforts that we have determined are outside of the ordinary course of business and are nonrecurring, infrequent or unusual based on factors such as the nature and strategy of the refinancing, as well as our frequency and past practice of performing refinancing activities;

- Adjusted EBITDA does not reflect certain litigation expenses, consisting of legal settlements and related fees for specific proceedings that we have determined arise outside of the ordinary course of business and are nonrecurring, infrequent or unusual based on the following considerations which we assess regularly: (1) the frequency of similar cases that have been brought to date, or are expected to be brought within two years; (2) the complexity of the case; (3) the nature of the remedy(ies) sought, including the size of any monetary damages sought; (4) offensive versus defensive posture of us; (5) the counterparty involved; and (6) our overall litigation strategy. Following a change in practice beginning during the fiscal year ended June 30, 2022, we no longer adjust Adjusted EBITDA for costs from new patent litigation or consumer arbitration claims, unless we consider the matter to be nonrecurring, infrequent or unusual. We continue to adjust Adjusted EBITDA for historical patent infringement and consumer arbitration claims that were determined, prior to our change in practice, to be nonrecurring, infrequent, or unusual;

- Adjusted EBITDA does not reflect acquisition-related costs, including transaction and integration costs;

- Adjusted EBITDA does not reflect impairment charges and gains (losses) on disposals of fixed assets;

- Adjusted EBITDA does not reflect costs associated with certain product recall related matters including adjustments to the return reserves, inventory write-downs, logistics costs associated with Member requests, the cost to move the recalled product for those that elect the option, subscription waiver costs of service, and recall-related hardware development and repair costs. We make adjustments for product recall related matters that we have determined arise outside of the ordinary course of business and are nonrecurring, infrequent or unusual based on factors including the nature of the product recall, our experience with similar product recalls at the time of such assessment, the impacts on us of the recall remedy and associated logistics, supply chain, and other externalities, as well as the expected consumer demand for such a remedy, and operational complexities in the design, regulatory approval and deployment of a remedy;

- Adjusted EBITDA does not reflect costs associated with restructuring plans;

- Adjusted EBITDA does not reflect supplier settlements that are outside of the ordinary course of business and are nonrecurring, infrequent or unusual based on factors such as the nature of the settlements, as well as our frequency and past practice of performing refinancing activities; and

- The expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results and we may, in the future, exclude other significant, unusual expenses or other items from this financial measure. Because companies in our industry may calculate this measure differently than we do, its usefulness as a comparative measure can be limited.

Because of these limitations, Adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to Net loss, the most directly comparable financial measure prepared in accordance with GAAP, for each of the periods indicated:

	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
Net loss	$ (118.9)	$ (551.9)	$ (1,261.7)
Adjusted to exclude the following:			
Total other expense, net[1]	79.3	76.8	60.9
Net gain on debt refinancing[2]	–	(53.6)	–
Income tax expense (benefit)	3.4	(0.2)	3.7
Depreciation and amortization expense	89.7	108.8	124.3
Stock-based compensation expense	228.8	305.2	319.9
Impairment expense	64.1	57.3	144.5
Restructuring expense[3]	33.8	67.1	193.0
Supplier settlements[4]	23.5	(2.6)	22.0
Product recall related matters[5]	–	(14.0)	80.9
Litigation and settlement expenses[6]	–	10.8	102.8
Other adjustment items	–	–	1.0
Adjusted EBITDA	$ 403.6	$ 3.5	$ (208.5)

_____

(1) Primarily consists of Interest expense of $134.5 million, $112.5 million, $97.1 million, Interest income of $(32.7) million, $(35.1) million, $(26.4) million, and foreign exchange (gain) loss of $(22.4) million, zero, and $(7.0) million, for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

(2) Represents the net charge resulting from our May 2024 refinancing efforts. The Company has not demonstrated a past practice of refinancing its previously issued and secured debt obligations, and considers these charges incurred in order to perform this refinancing to be nonrecurring, infrequent, unusual, and outside the ordinary of business.

(3) Represents charges incurred in connection with the Restructuring Plans, refer to *Note 4, Restructuring* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

(4) Represents accruals related to settlement of disputes with various third-party suppliers about certain alleged past and future commitments, which occurred due to part of an unusual, one-time effort to adjust the Company's forecasted inventory during its fiscal years 2022 and 2023. With this settlement during the fiscal year ended June 30, 2025, we have substantially settled our purchase commitments related disputes with our suppliers that were linked to our one-time effort to evaluate and adjust the Company's forecasted inventory needs with its suppliers during fiscal years 2022 and 2023. As such, we currently do not expect to add-back in the future any additional supplier settlements related to that effort.

(5) Represents adjustments and charges primarily associated with our Tread+ and Bike Seat Post product recall related matters, as well as accrual adjustments. These include recorded (benefits) costs in Connected Fitness Products Cost of revenue associated with recall related matters of $(9.5) million and $64.1 million, adjustments to Connected Fitness Products Revenue for actual and estimated future returns of $(4.5) million and $14.6 million, and operating expenses of zero and $2.3 million associated with recall-related hardware development costs, in each case for the fiscal years ended June 30, 2024 and 2023, respectively.

(6) Includes litigation-related expenses for certain patent infringement litigation, consumer arbitration, and product recalls for the fiscal years ended June 30, 2024 and 2023, that arise outside of the ordinary course of business and are nonrecurring, infrequent, or unusual. Includes Dish settlement accrual of $75.0 million, for the fiscal year ended June 30, 2023, which was considered significantly more complex than routine intellectual property claims and, in addition to seeking monetary damages or other more typical remedies from a district court, also sought an order from the International Trade Commission to broadly prohibit the Company from the sale, distribution, marketing, transferring, or advertising in the United States of products that had the infringing functionality installed on them, and the importation of products unless they were deemed non-infringing by the International Trade Commission and/or U.S. Customs and Border Protection. Also includes other litigation-related expenses and settlements for certain patent infringement litigation, securities litigation, and consumer arbitration for the fiscal year ended June 30, 2023, that arose outside of the ordinary course of business and were nonrecurring, infrequent, or unusual.

Subscription Contribution and Subscription Contribution Margin

We define "Subscription Contribution" as Subscription Revenue less Subscription Cost of revenue, adjusted to exclude depreciation and amortization and stock-based compensation expenses included within Subscription Cost of revenue. Subscription Contribution Margin is calculated by dividing Subscription Contribution by Subscription Revenue.

We use Subscription Contribution and Subscription Contribution Margin to measure our ability to scale and leverage the costs of our Connected Fitness Subscriptions. We believe that these non-GAAP financial measures are useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results because our management uses Subscription Contribution and Subscription Contribution Margin in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.

The use of Subscription Contribution and Subscription Contribution Margin as analytical tools has limitations, and you should not consider these in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

• Although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Subscription Contribution and Subscription Contribution Margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

- Subscription Contribution and Subscription Contribution Margin exclude stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Because of these limitations, Subscription Contribution and Subscription Contribution Margin should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of Subscription Contribution and Subscription Contribution Margin to Subscription Gross Profit and Subscription Gross Margin, respectively, which are the most directly comparable financial measures prepared in accordance with GAAP, for each of the periods indicated:

	Fiscal Year Ended June 30,					
	2025		**2024**		**2023**	
	(dollars in millions)					
Subscription Revenue	$	1,673.7	$	1,708.7	$	1,670.1
Less: Subscription Cost of revenue		516.6		551.0		547.9
Subscription Gross Profit	$	1,157.1	$	1,157.7	$	1,122.1
Subscription Gross Margin		69.1 %		67.8 %		67.2 %
Add back:						
Depreciation and amortization expense	$	28.5	$	34.6	$	36.9
Stock-based compensation expense		36.3		39.3		42.8
Subscription Contribution	$	1,222.0	$	1,231.6	$	1,201.8
Subscription Contribution Margin		73.0 %		72.1 %		72.0 %

Free Cash Flow

We define Free Cash Flow as Net cash provided by (used in) operating activities less Capital expenditures. Free Cash Flow reflects an additional way of viewing our liquidity that, we believe, when viewed with our GAAP results, provides management, investors, and other users of our financial information with a more complete understanding of factors and trends affecting our cash flows.

The use of Free Cash Flow as an analytical tool has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, Free Cash Flow does not incorporate payments made for purchases of marketable securities or principal repayments on our debt, which reduces cash available to us. Because of these limitations, Free Cash Flow should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of Free Cash Flow to Net cash provided by (used in) operating activities, the most directly comparable financial measure prepared in accordance with GAAP, for each of the periods indicated:

	Fiscal Year Ended June 30,					
	2025		**2024**		**2023**	
	(in millions)					
Net cash provided by (used in) operating activities	$	333.0	$	(66.1)	$	(387.6)
Capital expenditures		(9.3)		(19.7)		(82.4)
Free Cash Flow	$	323.7	$	(85.8)	$	(470.0)

Liquidity and Capital Resources

Our operations have been funded primarily through net proceeds from the sales of our equity and convertible debt securities, and our Term Loan (as defined below), as well as cash flows from operating activities. As of June 30, 2025, we had Cash and cash equivalents of approximately $1,039.5 million.

We anticipate capital expenditures over the next 12 months to include investments in product development, content and our studios, systems implementation, and IT infrastructure.

We believe our existing cash and cash equivalent balances and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for the next 12 months and beyond. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, timing to adjust our supply chain and cost structures in response to material fluctuations in product demand, timing and amount of spending related to acquisitions, the timing and amount of spending on research and development and manufacturing initiatives, the timing and financial impact of product recalls, sales and marketing activities, the timing of new product introductions, market acceptance of our Connected Fitness Products, timing and investments needed for international expansion, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in further dilution to our stockholders. The incurrence of debt financing would result in increased debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Restructuring

In February 2022, we announced and began implementing the 2022 Restructuring Plan and in April 2024, our Board of Directors approved a restructuring plan to expand upon the 2022 Restructuring Plan (as expanded and collectively with the 2022 Restructuring Plan, the "2024 Restructuring Plan"). As of June 30, 2025, the actions pursuant to these plans have been substantially completed. In August 2025, the Company announced a new restructuring plan (the "2025 Restructuring Plan"), which includes a reduction in global headcount and is intended to improve the Company's cost structure, operating efficiency, and profitability, while providing us the opportunity to return to growth by reinvesting expected savings into our differentiating capabilities.

We've made progress in implementing these restructuring plans and achieving the goals outlined in *Note 4, Restructuring* in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K. In fiscal year 2024, we completed the sale of the Peloton Output Park building and a portion of the corresponding land and received net proceeds of approximately $31.9 million, successfully exited our owned-manufacturing operations, and reduced our global retail showroom footprint. In September 2024, we completed the sale of the remaining Peloton Output Park land parcel and received net proceeds of $4.2 million. We expect substantial further improvements in the goals outlined in *Note 4, Restructuring* as well as a number of other measures by which we measure the success of our restructuring initiatives and expect to continue optimizing our retail footprint over fiscal year 2026.

Refer to *Note 4, Restructuring* in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for discussion around charges incurred to date and future expected charges under the Restructuring Plans. The 2022 and 2024 Restructuring Plans resulted in reduced annual run-rate expenses of more than $200 million as of the end of fiscal year 2025. Upon full implementation, we expect the 2025 Restructuring Plan to achieve at least $100 million of run-rate savings by the end of fiscal year 2026.

We may not be able to realize the cost savings and benefits initially anticipated as a result of the Restructuring Plans, and implementation and transition costs may be greater than expected. See *"Risk Factors—Risks Related to Our Business—We may not successfully execute or achieve the expected benefits of our restructuring initiatives and other cost-saving measures we may take in the future, and our efforts may result in further actions and/or additional asset impairment charges and adversely affect our business."*

2029 and 2026 Convertible Notes

In May 2024, we issued $350.0 million aggregate principal amount of 5.50% Convertible Senior Notes due 2029 (the "2029 Notes") in a private offering, including the exercise in full of the option granted to the initial purchasers to purchase $50.0 million of the 2029 Notes. The 2029 Notes were issued pursuant to an Indenture (the "2029 Notes Indenture") between us and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes bear interest at a rate of 5.50% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024. The net proceeds from this offering of 2029 Notes were approximately $342.3 million, after deducting the initial purchasers' discounts and commissions. The net proceeds of the offering were used, together with proceeds from the Term Loan (as defined below) and cash on hand, to repurchase approximately $801.0 million aggregate principal amount of our outstanding 0.00% Convertible Senior Notes due 2026 (the "2026 Notes") described below.

The effective interest rate upon issuance of the 2029 Notes was 5.97%, which is the effective interest rate as of June 30, 2025.

The 2029 Notes will mature on December 1, 2029, unless earlier converted, redeemed, or repurchased. The 2029 Notes will be convertible at the option of the holders at certain times and upon the occurrence of certain events. A holder may convert its 2029 Notes during any calendar quarter if the last reported sale price per share of the Class A common stock exceeds 130% of the conversion price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter. The last reported sale price of the Class A common stock exceeded 130% of the conversion price of the 2029 Notes for more than 20 trading days during the 30 consecutive trading days, including the last trading day, ended June 30, 2025. Accordingly, as of July 1, 2025, the 2029 Notes may be converted at the option of the applicable holder through September 30, 2025.

On or after September 1, 2029, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2029 Notes, in multiples of $1,000 principal amount, at the option of the applicable holder.

The Company may satisfy any conversion obligation under the 2029 Notes by paying and/or delivering, as the case may be, cash, shares of the Class A common stock or a combination of cash and shares of the Class A common stock, at the Company's election, in the manner and subject to the terms and conditions provided in the 2029 Notes Indenture. If all of the 2029 Notes were to be converted prior to September 30, 2025, the Company's current intention would be to settle such conversion in shares of the Class A common stock.

In February 2021, we issued $1.0 billion aggregate principal amount of the 2026 Notes in a private offering, including the exercise in full of the option granted to the initial purchasers to purchase $125.0 million of the 2026 Notes. The 2026 Notes were issued pursuant to an Indenture (the "2026 Notes Indenture") between us and U.S. Bank National Association, as trustee. The net proceeds from the offering were approximately $977.2 million, after deducting the initial purchasers' discounts and commissions and our offering expenses.

The effective interest rate upon issuance of the 2026 Notes was 0.45%, which is the effective interest rate as of June 30, 2025.

Repurchase of a Portion of the 2026 Convertible Notes

In May 2024, we entered into separate, privately negotiated transactions with certain holders of the 2026 Notes to repurchase $801.0 million of aggregate principal amount of the 2026 Notes for an aggregate of $724.9 million of cash. We accounted for this repurchase of the 2026 Notes as a debt extinguishment under ASC 470-50, *Debt − Modifications and Extinguishments* ("ASC 470-50"). We recorded a $69.8 million gain on early extinguishment of debt during the fiscal year ending June 30, 2024, which included the write-off of previously deferred debt issuance costs of $6.3 million, which was included within Net gain on debt refinancing on the Consolidated Statements of Operations and Comprehensive Loss for the fiscal year ended June 30, 2024.

Termination of Capped Call Transactions

In connection with the offering of the 2026 Notes, we entered into privately negotiated capped call transactions with certain counterparties (the "Capped Call Transactions"). In the last quarter of fiscal year 2024, we terminated the Capped Call Transactions in their entirety pursuant to negotiated termination agreements with each such counterparty.

Third Amended and Restated Credit Agreement

On May 30, 2024, we entered into a Third Amended and Restated Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Third Amended and Restated Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks.

The Third Amended and Restated Credit Agreement provides for a $1.0 billion term loan facility (the "Term Loan"), which will be due and payable on May 30, 2029. The Term Loan amortizes in quarterly installments of 0.25%, payable at the end of each fiscal quarter and on the maturity date.

The Third Amended and Restated Credit Agreement also provides for a $100.0 million revolving credit facility (the "Revolving Facility"), which will mature on May 30, 2029. We are only required to meet the total liquidity covenant, set at $250.0 million for the last business day of any week, and the subscription revenues covenant, set at $1.2 billion for the four-quarter trailing period, to the extent any revolving loans are borrowed and outstanding.

The Revolving Facility, when drawn, bears interest at a rate equal to, at our option, either the Alternate Base Rate (as defined in the Third Amended and Restated Credit Agreement) plus 4.00% per annum or the Term SOFR Rate (as defined in the Third Amended and Restated Credit Agreement) plus 5.00% per annum. We are required to pay an annual commitment fee of 0.500% or 0.375% per annum, depending on whether the First Lien Net Leverage Ratio (as defined in the Third Amended and Restated Credit Agreement) is greater or less than 5.00 to 1.00, on a quarterly basis based on the unused portion of the Revolving Facility.

The Term Loan initially bears interest at a rate equal to, at our option, either the Alternate Base Rate (as defined in the Third Amended and Restated Credit Agreement) plus 5.00% per annum or the Term SOFR Rate (as defined in the Third Amended and Restated Credit Agreement) plus 6.00% per annum. The applicable rate for Alternate Base Rate loans or Term SOFR Rate loans is subject to a 0.50% step down, depending on whether the First Lien Net Leverage Ratio is less than 5.00 to 1.00 as measured on a quarterly basis. Any borrowing at the Alternate Base Rate is subject to a 1.00% floor and the Term SOFR Rate is subject to a 0.00% floor.

The Third Amended and Restated Credit Agreement contains customary affirmative covenants as well as customary negative covenants that restrict our ability to, among other things, incur additional indebtedness, incur liens or grant negative pledges, make loans and investments, conduct certain transactions with affiliates, sell certain assets, enter into certain swap agreements, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation or certain other transactions. The Third Amended and Restated Credit Agreement also contains certain customary events of default. Certain baskets and covenant levels have been adjusted and will apply equally to both the Term Loan and Revolving Facility for so long as the Term Loan is outstanding.

The obligations under the Third Amended and Restated Credit Agreement with respect to the Term Loan and the Revolving Facility are secured by substantially all of our assets, with certain exceptions set forth in the Third Amended and Restated Credit Agreement, and are required to be guaranteed by certain material subsidiaries of the Company if, at the end of future financial quarters, certain conditions are not met.

During the fiscal years ended June 30, 2025 and 2024, we incurred total commitment fees of $0.5 million and $1.3 million, respectively, which are included in Interest expense in the Consolidated Statements of Operations and Comprehensive Loss.

As of June 30, 2025, we had drawn the full amount of the Term Loan and had not drawn on the Revolving Facility, and we had $990.0 million total outstanding borrowings under the Third Amended and Restated Credit Agreement.

In connection with the execution of the Third Amended and Restated Credit Agreement, the Term Loan was accounted for as a modification, extinguishment, or new loan for certain lenders in accordance with ASC 470-50. Accordingly, a discount and debt issuance costs of $10.0 million and $2.3 million, respectively, will be amortized to Interest expense using the effective interest method over the term of the Third Amended and Restated Credit Agreement. Furthermore, we expensed $8.7 million of debt issuance costs incurred and wrote-off $7.5 million of previously deferred debt discount and debt issuance costs, which was included within Net gain on debt refinancing on the Consolidated Statements of Operations and Comprehensive Loss for the fiscal year ended June 30, 2024.

As of June 30, 2025, we had not drawn any amount under the Revolving Facility and as such did not have to test the financial covenants under the Third Amended and Restated Credit Agreement. We are required to pledge or otherwise restrict a portion of cash and cash equivalents as collateral for standby letters of credit. As of June 30, 2025, we had outstanding letters of credit totaling $46.2 million, which are classified as Restricted cash on the Consolidated Balance Sheets.

Upon entering into the Term Loan, the effective interest rate was 12.4% and the current effective interest rate as of June 30, 2025 is 10.9%.

Cash Flows

	Fiscal Year Ended June 30,		
	2025	**2024**	**2023**
	(in millions)		
Net cash provided by (used in) operating activities	$ 333.0	$ (66.1)	$ (387.6)
Net cash (used in) provided by investing activities	(5.1)	26.8	(69.9)
Net cash provided by (used in) financing activities	1.7	(94.4)	76.8

Operating Activities

Net cash provided by operating activities of $333.0 million for the fiscal year ended June 30, 2025 was primarily related to non-cash adjustments of $424.5 million and a net decrease in operating assets and liabilities of $27.4 million, partially offset by a net loss of $118.9 million. Non-cash adjustments primarily consisted of $229.6 million of stock-based compensation expense, $89.7 million of depreciation and amortization, $64.1 million of impairment expense, and $54.5 million of non-cash operating lease expense. The net decrease in operating assets and liabilities was primarily due to a $136.5 million decrease in net inventory levels and a $66.6 million decrease in prepaid expenses and other current assets, partially offset by a $94.0 million decrease in accounts payable and accrued expenses and a $82.3 million decrease in net operating lease liabilities due to lease payments and lease terminations as we continue to reduce our real estate footprint through our 2024 Restructuring Plan efforts.

The increase in cash flows from operating activities during the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024, was driven by operating expense reductions following the 2024 Restructuring Plan and gross profit improvements.

Investing activities

Net cash used in investing activities of $5.1 million for the fiscal year ended June 30, 2025 was primarily related to $9.3 million used for capital expenditures, partially offset by $4.2 million in proceeds from the sale of the remaining Peloton Output Park land parcel.

The decrease in cash flows from investing activities during the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024, was primarily due to less cash proceeds from the sale of the remaining Peloton Output Park land parcel during the fiscal year ended June 30, 2025 when compared to the proceeds received from the sale of Peloton Output Park and a manufacturing subsidiary in Taiwan during the fiscal year ended June 30, 2024, partially offset by fewer capital expenditures during the fiscal year ended June 30, 2025.

Financing activities

Net cash provided by financing activities of $1.7 million for the fiscal year ended June 30, 2025 was primarily related to net proceeds from option exercises under our employee stock plans and purchases under the ESPP of $11.8 million, partially offset by $10.0 million in principal repayments on the Term Loan.

The increase in cash flows from financing activities during the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024, was primarily due to less cash used in debt financing activities during the fiscal year ended June 30, 2025, as the fiscal year ended June 30, 2024 included a $742.5 million payment on principal of our previous term loan and revolving credit facility, $724.9 million payment on a portion of the 2026 Notes, $986.9 million net proceeds from the issuance of the Term Loan, and $342.3 million net proceeds from the issuance of the 2029 Notes. This was partially offset by a reduction in proceeds from option exercises under our employee stock plans during the fiscal year ended June 30, 2025.

Commitments

As of June 30, 2025, our contractual obligations were as follows:

Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			Payments due by period		
		(in millions)			
Lease obligations [1]	$ 616.0	$ 93.2	$ 148.6	$ 105.6	$ 268.6
Minimum royalty payments [2]	93.2	91.1	1.9	0.3	—
Unused credit facility fee payments [3]	1.6	0.4	0.8	0.4	—
Other purchase obligations [4]	130.9	40.5	55.2	35.2	—
Convertible senior notes [5]	549.0	199.0	—	350.0	—
Term loan [5]	990.0	10.0	20.0	960.0	—
Total	$ 2,380.7	$ 434.1	$ 226.5	$ 1,451.5	$ 268.6

_____

(1) Lease obligations relate to our office space, warehouses, production studios, retail locations, and equipment. The original lease terms are between one and 21 years, and the majority of the lease agreements are renewable at the end of the lease period. The Company has finance lease obligations of $0.3 million, also included above.

(2) We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See *"Risk Factors — Risks Related to Our Business— We depend upon third-party licenses for the use of music in our content. An adverse change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition."*

(3) Pursuant to the Third Amended and Restated Credit Agreement, we are required to pay a commitment fee of 0.500% or 0.375% per annum, depending on whether the First Lien Net Leverage Ratio (as defined in the Third Amended and Restated Credit Agreement) is greater or less than 5.00 to 1.00, on a quarterly basis based on the unused portion of the Revolving Facility. The payments due by period in the table above are reflective of the rate as of June 30, 2025, which is 0.375%.

(4) Other purchase obligations include all other non-cancelable contractual obligations. These contracts are primarily related to cloud computing costs.

(5) Refer to *Note 11, Debt* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for further details regarding our 2026 Notes and 2029 Notes and Term Loan obligations.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

We utilize contract manufacturers to build our products and accessories. These contract manufacturers acquire components and build products based on demand forecast information we supply, which typically covers a rolling 12-month period. Consistent with industry practice, we acquire inventories from such manufacturers through purchase orders against which orders are applied based on projected demand information and availability of goods. Such purchase commitments typically cover our forecasted product and manufacturing requirements for periods that range a number of months. In certain instances, these agreements allow us the option to cancel, reschedule, and/or adjust our requirements based on our business needs for a period of time before the order is due to be fulfilled. While our purchase orders are legally cancellable in many situations, some purchase orders are not cancellable in the event of a demand plan change or other circumstances, such as where the supplier has procured unique, Peloton-specific designs, and/or specific non-cancellable, non-returnable components based on our provided forecasts.

As of June 30, 2025, our commitments to contract with third-party manufacturers for their inventory on-hand and component purchase commitments related to the manufacture of our products were estimated to be approximately $96.1 million. See *"Risk Factors—Risks Related to Our Business—Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory."*

Off-Balance Sheet Arrangements

We did not have any undisclosed off-balance sheet arrangements as of June 30, 2025.

Recent Accounting Pronouncements

See *Note 2, Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K under the heading *"Recently Issued Accounting Pronouncements"* for a discussion about new accounting pronouncements adopted and not yet adopted as of the date of this Annual Report on Form 10-K.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders' equity (deficit), revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Inventory Valuation and Reserves

We review our inventory to ensure that its carrying value does not exceed its net realizable value ("NRV"), with NRV based on the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal and transportation. When our expectations indicate that the carrying value of inventory may exceed its NRV, we calculate the approximate amount by which carrying value is greater than NRV and record a write-down for that difference as a component of Connected Fitness Products Cost of revenue. Once a write-down occurs, a new, lower cost basis is established. These assumptions about future disposition of inventory are inherently uncertain and should our estimates used in these calculations change in the future, such as estimated selling prices or disposal costs, additional and potentially material write-downs may occur.

We also regularly monitor inventory quantities on-hand and in-transit and reserve for excess and obsolete inventories using estimates based on historical experience, historical and projected sales trends, specific categories of inventory, and age of on-hand inventory. Inventories presented in the Consolidated Balance Sheets are net of reserves for excess and obsolete inventory. If actual conditions or product demands are less favorable than our assumptions, additional inventory reserves may be required and could potentially be material. For additional information regarding these reserves, refer to *Note 6, Inventories*, in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Impairment of Long-Lived Assets

We review our long-lived asset groups for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. Recoverability of our long-lived asset groups are measured by comparing the undiscounted future cash flows expected to be generated from the asset group to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group's fair value is measured relying primarily on a discounted cash flow method. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value.

For our Connected Fitness Products segment and Subscription segment, we evaluate long-lived tangible assets at the lowest level at which independent cash flows can be identified, which is dependent on the strategy and expected future use of our long-lived assets. We evaluate corporate assets or other long-lived assets that are not segment-specific at the consolidated level.

We measure the fair value of an asset group based on market prices (i.e., the amount for which the asset could be sold to a third party) when available. When market prices are not available, we generally estimate the fair value of the asset group using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Significant judgments and estimates are included in the determination of the fair value of our right-of-use assets, including the expected downtime period to the commencement of future subleases, projected sublease income over the remaining lease period, and discount rates that reflect the level of risk associated with the expected future cash flows.

Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions and the competitive environment. Unforeseen events, changes in circumstances and market conditions, and changes in assumptions and estimates of future cash flows could adversely affect the fair value of our long-lived asset groups and could result in future impairment charges.

During fiscal 2023, 2024 and 2025, management identified various qualitative factors that collectively indicated that the Company had impairment triggering events, including (i) realignment of cost structure in connection with the restructuring initiatives, (ii) softening demand and (iii) significant decrease in the market price of certain long-lived asset groups. For details regarding the impairment charges recognized as a result of these triggering events, refer to *Note 7, Property and Equipment*, and *Note 10, Leases*, in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Loss Contingencies

We are, or may become, a party to legal proceedings, claims, and regulatory, tax, and government inquiries and investigations that arise in the ordinary course of business. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable, the determination of which requires significant judgment. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events. For the matters we disclose in the accompanying notes to the consolidated financial statements that do not include an estimate of the amount of loss or range of losses, estimating such an amount is not possible or is immaterial.

The outcomes of our legal proceedings are inherently unpredictable and subject to significant uncertainties, and until the final resolution of any such matter, there may be exposure to a material loss in excess of the amount recorded. Given that our legal proceedings, claims, and regulatory, tax, and government inquiries and investigations are subject to uncertainty, there can be no assurance that such legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our business, results of operations, financial condition or cash flows. For additional information regarding these contingencies, refer to *Note 12, Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Product Warranty and Recall Related Provisions

Product warranty costs are recognized as a component of Connected Fitness Products Cost of revenue upon the transfer of control of our Connected Fitness Products to our customers. We estimate our product warranty obligation based on factors including historical and current product failure rates, historical service delivery and replacement costs, and warranty policies and business practices. Product warranty obligations are reviewed and adjusted quarterly to ensure that accruals are adequate to meet expected future warranty obligations.

We accrue cost of product recalls and other potential corrective actions based on management's estimate of when it is probable that a liability has been incurred and the amount can be reasonably estimated, which occurs when management commits to either a corrective action plan or quality improvement plan, or when required by regulatory requirements. These costs are recognized in Connected Fitness Products Cost of revenue, which may include the cost of the development of the product being replaced, logistics costs, and other related costs such as product scrap cost, inventory write-down and cancellation of any supplier commitments. The accrued cost is based on management's estimate of the cost to repair each affected product and the estimated number of products to be repaired based on actions taken by the impacted customers.

Estimating future product warranty and recall related provisions is highly subjective and requires significant management judgment. Based on information that is currently available, management believes that the product warranty and recall related provisions are adequate, however it is possible that substantial additional charges may be required in future periods based on new information, changes in facts and circumstances, and actions we may commit to or be required to undertake.

Music Royalty Fees

To secure the rights to use music in our content, we enter into agreements to obtain licenses from rights holders such as performing rights organizations, record labels, music publishers, collecting societies, artists and songwriters, and other copyright owners (or their agents). Music royalty fees are calculated using negotiated rates in accordance with our license agreements or estimates of those rates where rights holders are not identified, which may involve significant judgment, assumptions, and estimates in addition to a significant volume of data to be processed and analyzed.

Certain of our license agreements contain payment guarantees. We rely on estimates to forecast whether guaranteed payments against royalties will be fully recouped against our actual content costs incurred over the term of the license agreement. To the extent that our content costs do not exceed such guaranteed payments, incremental music royalty fees may need to be expensed over the period we determine the guaranteed payment is no longer deemed recoverable.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown, or difficult to identify, or for whom we may have conflicting ownership information, and this can generate a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. As such, we may be required to estimate music royalty fees based on comparable contractual rates and our best estimate of usage of a licensor. These estimates are subject to change based on several factors, including new observable data from license negotiations and the execution of new license agreements.

Some of our license agreements also include so-called "most-favored nations" provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms with another licensor, these most-favored nations provisions could cause our payment or other obligations to escalate substantially. If a license agreement contains a most-favored nations provision, a reserve is established based on the "most-favored" rates within the market.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had Cash and cash equivalents of $1,039.5 million as of June 30, 2025. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. A hypothetical 10% increase in interest rates during any of the periods presented in this Annual Report on Form 10-K would not have had a material impact on our consolidated financial statements.

We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our Term Loan. We monitor our cost of borrowing under our facilities, taking into account our funding requirements, and our expectations for short-term rates in the future. A hypothetical 10% change in the interest rate on our Term Loan for all periods presented would not have a material impact on our consolidated financial statements.

Foreign Currency Risk

Our international sales are primarily denominated in foreign currencies and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct sales in foreign countries could have an adverse impact on our revenue. We source and manufacture inventory primarily in U.S. dollars and Taiwanese dollars. A portion of our operating expenses is incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. For example, some of our contract manufacturing takes place in Taiwan and the related agreements are denominated in foreign currencies and not in U.S. dollars. Further, certain of our manufacturing agreements provide for fixed costs of our Connected Fitness Products and hardware in Taiwanese dollars but provide for payment in U.S. dollars based on the then-current Taiwanese dollar to U.S. dollar spot rate. In addition, our suppliers incur many costs, including labor and supply costs, in other currencies. While we are not currently contractually obligated to pay increased costs due to changes in exchange rates, to the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. We have the ability to use derivative instruments, such as foreign currency forwards, and have the ability to use option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. Our exposure to foreign currency exchange rates historically has been partially hedged as our foreign currency denominated inflows create a natural hedge against our foreign currency denominated expenses.

Inflation Risk

As a result of inflationary conditions, there have been and may continue to be additional pressures on the ongoing increases in supply chain and logistics costs, materials costs, and labor costs. The effect of U.S. and global tariffs may spur inflationary conditions and create further pressures on costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have recently experienced the effects of inflation on our results of operations and financial condition. Our business may continue to be impacted by inflation in the future which could have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of net revenue if we are unable to fully offset such higher costs through price increases. Additionally, because we purchase component parts from our suppliers, we may be adversely impacted by their inability to adequately mitigate inflationary, industry, tariffs, or economic pressures.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Peloton Interactive, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Peloton Interactive, Inc. (the Company) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 7, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Existence of Inventory

Description of the Matter

At June 30, 2025 the Company held $205.6 million of inventory across its distribution centers in the United States, Canada, Germany, the United Kingdom, Australia, and Austria, including $40.3 million of finished goods inventory in transit. As described in Note 2 to the consolidated financial statements, inventories consist of finished goods and raw materials.

Auditing the existence of inventory involved especially challenging auditor judgment due to the dispersion of inventory across numerous leased and operated and contracted third-party logistics provider distribution centers, as well as finished goods inventory in transit. This results in a high degree of auditor judgment in determining the extent of procedures to be performed in order to validate the existence of inventory. For example, there is judgment required in determining the sample of distribution centers at which to perform testing procedures.

How We Addressed the Matter in Our Audit

To test the existence of inventory at the balance sheet date, our audit procedures included, among others, performing test counts of inventory items at a sample of leased and operated distribution centers and performing procedures to confirm and test inventory quantities held by third-party logistics providers. We compared our test counts and the quantities confirmed by the third parties to the Company's records. We also tested finished goods inventory in transit and inventory cutoff at the inventory count date by comparing related third-party shipping documentation to the Company's records.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

New York, New York

August 7, 2025

<h1>Report of Independent Registered Public Accounting Firm</h1>

To the Stockholders and the Board of Directors of Peloton Interactive, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Peloton Interactive, Inc.'s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Peloton Interactive, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 2025, and the related notes and our report dated August 7, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

August 7, 2025

PELOTON INTERACTIVE, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share amounts)

	June 30, 2025		June 30, 2024	
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,039.5	$	697.6
Accounts receivable, net		101.2		103.6
Inventories, net		205.6		329.7
Prepaid expenses and other current assets		91.3		135.1
Total current assets		1,437.6		1,266.0
Property and equipment, net		239.0		353.7
Intangible assets, net		5.6		15.0
Goodwill		41.2		41.2
Restricted cash		46.2		53.2
Operating lease right-of-use assets, net		338.9		435.0
Other assets		16.8		21.0
Total assets	$	2,125.3	$	2,185.2
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued expenses	$	372.7	$	432.3
Deferred revenue and customer deposits		150.7		163.7
Current portion of debt		208.5		10.0
Operating lease liabilities, current		70.1		75.3
Other current liabilities		2.0		3.9
Total current liabilities		803.9		685.2
Convertible senior notes, net of current portion		343.6		540.0
Term loan, net of current portion		946.9		950.1
Operating lease liabilities, non-current		407.5		503.3
Other non-current liabilities		37.2		25.7
Total liabilities		2,539.1		2,704.3
Commitments and contingencies (Note 12)				
Stockholders' deficit				
Common stock, $0.000025 par value; 2,500,000,000 and 2,500,000,000 shares of Class A common stock authorized, 390,579,270 and 358,120,105 shares of Class A common stock issued and outstanding as of June 30, 2025 and June 30, 2024, respectively; 2,500,000,000 and 2,500,000,000 shares of Class B common stock authorized, 15,837,270 and 18,141,608 shares of Class B common stock issued and outstanding as of June 30, 2025 and June 30, 2024, respectively.		—		—
Additional paid-in capital		5,183.8		4,948.6
Accumulated other comprehensive income		5.1		15.9
Accumulated deficit		(5,602.6)		(5,483.7)
Total stockholders' deficit		(413.8)		(519.1)
Total liabilities and stockholders' deficit	$	2,125.3	$	2,185.2

See accompanying notes to these consolidated financial statements.

PELOTON INTERACTIVE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in millions, except share and per share amounts)

	Fiscal Year Ended June 30,		
	2025	2024	2023
Revenue:			
Connected Fitness Products	$ 817.1	$ 991.7	$ 1,130.2
Subscription	1,673.7	1,708.7	1,670.1
Total revenue	2,490.8	2,700.5	2,800.2
Cost of revenue:			
Connected Fitness Products	705.9	943.0	1,328.8
Subscription	516.6	551.0	547.9
Total cost of revenue	1,222.5	1,494.0	1,876.7
Gross profit	1,268.3	1,206.5	923.5
Operating expenses:			
Sales and marketing	421.6	658.9	648.2
General and administrative	527.3	651.0	798.1
Research and development	234.2	304.8	318.4
Impairment expense	64.1	57.3	144.5
Restructuring expense	33.8	66.1	189.4
Supplier settlements	23.5	(2.6)	22.0
Total operating expenses	1,304.5	1,735.5	2,120.6
Loss from operations	(36.2)	(529.0)	(1,197.1)
Other expense, net:			
Interest expense	(134.5)	(112.5)	(97.1)
Interest income	32.7	35.1	26.4
Foreign exchange gain (loss)	22.4	—	7.0
Other income, net	0.1	0.7	2.9
Net gain on debt refinancing	—	53.6	—
Total other expense, net	(79.3)	(23.2)	(60.9)
Loss before income taxes	(115.6)	(552.1)	(1,258.0)
Income tax expense (benefit)	3.4	(0.2)	3.7
Net loss	$ (118.9)	$ (551.9)	$ (1,261.7)
Net loss attributable to Class A and Class B common stockholders	$ (118.9)	$ (551.9)	$ (1,261.7)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.30)	$ (1.51)	$ (3.64)
Weighted-average Class A and Class B common shares outstanding, basic and diluted	390,037,997	365,546,334	346,670,699
Other comprehensive (loss) income:			
Change in foreign currency translation adjustment	(10.9)	(0.9)	3.6
Derivative adjustments:			
Reclassification for derivative adjustments included in Net loss	—	—	1.0
Total other comprehensive (loss) income	(10.9)	(0.9)	4.6
Comprehensive loss	$ (129.8)	$ (552.8)	$ (1,257.1)

See accompanying notes to these consolidated financial statements.

PELOTON INTERACTIVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Fiscal Year Ended June 30,		
	2025	2024	2023
Cash Flows from Operating Activities:			
Net loss	$ (118.9)	$ (551.9)	$ (1,261.7)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization expense	89.7	108.8	124.3
Stock-based compensation expense	229.6	311.7	405.0
Non-cash operating lease expense	54.5	66.2	79.8
Amortization of debt discount and issuance costs	9.1	14.2	13.6
Impairment expense	64.1	57.3	144.5
Loss on sale of subsidiary	—	3.8	—
Net foreign currency adjustments	(22.4)	—	(7.0)
Gain on debt extinguishment of convertible notes	—	(69.8)	—
Loss on debt extinguishment of term loan	—	7.5	—
Changes in operating assets and liabilities:			
Accounts receivable	2.8	(7.0)	(13.8)
Inventories	136.5	163.0	537.5
Prepaid expenses and other current assets	66.6	42.6	61.2
Other assets	4.4	1.7	7.1
Accounts payable and accrued expenses	(94.0)	(95.5)	(347.2)
Deferred revenue and customer deposits	(13.5)	(23.6)	(13.9)
Operating lease liabilities, net	(82.3)	(90.8)	(89.9)
Other liabilities	6.8	(4.4)	(27.3)
Net cash provided by (used in) operating activities	333.0	(66.1)	(387.6)
Cash Flows from Investing Activities:			
Proceeds from sale of Peloton Output Park	4.2	31.9	—
Capital expenditures	(9.3)	(19.7)	(82.4)
Proceeds from sales of subsidiary and net assets	—	14.6	12.4
Net cash (used in) provided by investing activities	(5.1)	26.8	(69.9)
Cash Flows from Financing Activities:			
Principal repayment of Term Loan	(10.0)	(742.5)	(7.5)
Payment of principal on convertible notes	—	(724.9)	—
Proceeds from issuance of convertible notes, net of issuance costs	—	342.3	—
Proceeds from issuance of term loan, net of issuance costs	—	986.9	—
Proceeds from employee stock purchase plan withholdings	4.1	3.1	6.9
Proceeds from employee stock plans	7.7	41.2	79.8
Principal repayments of finance leases	(0.1)	(0.5)	(2.3)
Net cash provided by (used in) financing activities	1.7	(94.4)	76.8
Effect of exchange rate changes	5.3	(1.0)	8.6
Net change in cash, cash equivalents, and restricted cash	334.9	(134.6)	(372.2)
Cash, cash equivalents, and restricted cash — Beginning of period	750.9	885.5	1,257.6
Cash, cash equivalents, and restricted cash — End of period	$ 1,085.8	$ 750.9	$ 885.5
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 127.2	$ 95.6	$ 79.0
Cash paid for income taxes	$ 2.6	$ —	$ 14.9

Term Loan issuance costs recorded within Net Loss	$	—	$	8.7	$	—
Supplemental Disclosures of Non-Cash Investing and Financing Information:						
Accrued and unpaid capital expenditures, including software	$	0.3	$	0.1	$	2.4
Stock-based compensation capitalized for software development costs	$	—	$	—	$	12.1

See accompanying notes to these consolidated financial statements.

PELOTON INTERACTIVE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in millions)

	Class A and Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance - June 30, 2022	338.3	$ —	$ 4,291.3	$ 12.2	$ (3,710.6)	$ 592.9
Activity related to stock-based compensation	17.5	—	480.7	—	—	$ 480.7
Issuance of common stock under employee stock purchase plan	0.9	—	7.9	—	—	7.9
Cumulative effect of adopting ASU 2020-06	—	—	(160.1)	—	40.6	(119.5)
Other comprehensive income	—	—	—	4.6	—	4.6
Net loss	—	—	—	—	(1,261.7)	(1,261.7)
Balance - June 30, 2023	356.8	$ —	$ 4,619.8	$ 16.8	$ (4,931.8)	$ (295.1)
Activity related to stock-based compensation	18.6	—	324.5	—	—	$ 324.5
Issuance of common stock under employee stock purchase plan	0.9	—	4.3	—	—	4.3
Other comprehensive loss	—	—	—	(0.9)	—	(0.9)
Net loss	—	—	—	—	(551.9)	(551.9)
Balance - June 30, 2024	376.3	$ —	$ 4,948.6	$ 15.9	$ (5,483.7)	$ (519.1)
Activity related to stock-based compensation	29.2	—	231.7	—	—	$ 231.7
Issuance of common stock under employee stock purchase plan	0.9	—	3.4	—	—	3.4
Other comprehensive loss	—	—	—	(10.9)	—	(10.9)
Net loss	—	—	—	—	(118.9)	(118.9)
Balance - June 30, 2025	406.4	$ —	$ 5,183.8	$ 5.1	$ (5,602.6)	$ (413.8)

See accompanying notes to these consolidated financial statements.

1. Description of Business and Basis of Presentation

Description and Organization

Peloton Interactive, Inc. ("Peloton" or the "Company") is a leading global fitness and wellness company that empowers its Members to live fit, strong, long, and happy by providing fitness and wellness products and services they can use anytime, anywhere. Peloton has a highly engaged community of Members, which the Company defines as any individual who has a Peloton account through a paid Connected Fitness Subscription or a paid App Subscription, inclusive of the Peloton App+, App One and Strength+ Memberships (the "Peloton Apps"), and engages in one or more workouts in the trailing 12-month period. As a category innovator at the nexus of fitness and wellness, technology, and media, the Company delivers experiences through Peloton's world-renowned Instructors, premium hardware and innovative software, personalization, and extensive modalities and content formats.

The Company's Connected Fitness Products portfolio includes the Peloton Bike, Bike+, Tread, Tread+, Guide (discontinued as of July 2025), Row, and various Precor products. Access to the Peloton Apps is available with an All-Access or Guide Membership for Members who have Connected Fitness Products or through standalone App Memberships (App+, App One, or Strength+). Access to the Strength+ App is available with an All-Access, Guide, or App+ Membership or through a standalone Strength+ subscription. The Company's revenue is generated primarily from recurring Subscription revenue and the sale of its Connected Fitness Products. The Company defines a "Paid Connected Fitness Subscription" as a person, household, or commercial property, such as a hotel or residential building, that has paid for a subscription to a Connected Fitness Product (a Connected Fitness Subscription with a successful credit card billing or with prepaid subscription credits or waivers). "Paid App Subscriptions" include all App+, App One, or Strength+ subscriptions for which the Company currently receives payment.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of Peloton Interactive, Inc. and its subsidiaries in which the Company has a controlling financial interest. All significant intercompany balances and transactions have been eliminated.

Certain monetary amounts, percentages, and other figures included elsewhere in these financial statements have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Except as described elsewhere in *Note 2, Summary of Significant Accounting Policies* in the section titled *"Recently Issued Accounting Pronouncements,"* there have been no material changes to the Company's significant accounting policies as described in the Form 10-K.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to revenue related reserves, product recall and corrective action cost, the realizability of inventory, collectability of receivables, fair value measurements, the incremental borrowing rate associated with lease liabilities, impairment of long-lived assets, useful lives of long-lived assets, including property and equipment and finite-lived intangible assets, product warranty, goodwill, accounting for income taxes, stock-based compensation expense, standalone selling price and transaction price estimates, future restructuring charges, and commitments and contingencies. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash and short-term investments purchased with maturities of three months or less when acquired to be cash equivalents. As of June 30, 2025 and 2024, the Company's cash and cash equivalents were primarily held in money market and operating accounts. At various times during the fiscal years ended June 30, 2025 and 2024, the balances of cash at financial institutions exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes its cash and cash equivalents are not subject to any significant credit risk.

Accounts Receivable, Net of Allowances

The Company's accounts receivable primarily represent amounts due from third-party retailers and commercial sales and amounts due from third-party payment processors. Accounts receivable are recorded at the invoiced amount less allowances for credit losses. The allowance for credit losses is based upon a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the specific customer's ability to pay its obligation and any other forward-looking data regarding customers' ability to pay which may be available.

Inventories

Inventories consist of finished goods and raw materials. Finished goods are primarily purchased from contract manufacturers. Inventories are stated at the lower of cost or net realizable value. For Peloton-branded Connected Fitness products, accessories, apparel, and raw materials, cost is determined using a weighted-average cost method. For Precor-branded fitness products and raw materials, cost is determined using a first-in, first-out basis. Adjustments to reduce inventory to net realizable value are recognized in Connected Fitness Products Cost of revenue. The Company periodically assesses and adjusts the value of inventory for estimated excess and obsolete inventory based upon estimates of future demand and market conditions, as well as damaged or otherwise impaired goods. The Company may be required to write down the value of inventory if estimates of future demand and market conditions indicate excess and/or obsolete inventory. Inventory write-downs are recorded as a component of Connected Fitness Products Cost of revenue. Spare parts are recorded as inventory and recognized in cost of revenue as consumed. Refer to *Note 6*, *Inventories* for additional information.

Property and Equipment

Property and equipment purchased by the Company are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of those leasehold improvements and the remaining lease term. Depreciation and amortization expense is classified within the corresponding cost of revenue or operating expense categories on the Consolidated Statements of Operations and Comprehensive Loss. Charges for repairs and maintenance that do not improve or extend the lives of the respective assets are expensed as incurred. Refer to *Note 7, Property and Equipment* for additional information.

Internal-Use Software

The Company capitalizes certain qualified costs incurred in connection with the development of internal-use software. The Company evaluates the costs incurred during the application development stage of internal use software and website development to determine whether the costs meet the criteria for capitalization. Costs related to preliminary project activities and post-implementation activities including maintenance are expensed as incurred. Capitalized costs related to internal-use software are amortized on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized costs less accumulated amortization are included within Property and equipment, net on the Consolidated Balance Sheets.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances ("triggering events") indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted net future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value, which is measured relying primarily on a discounted cash flow method.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest, if any, over the fair value of identifiable assets acquired and liabilities assumed in a business combination.

The Company reviews goodwill for impairment annually on April 1 of each fiscal year or more frequently if events or changes in circumstances indicate that an impairment may exist. In conducting its annual impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying value of the reporting unit exceeds its fair value, an impairment loss equal to the excess is recorded.

Intangible assets other than goodwill are comprised of acquired developed technology and other finite-lived intangible assets. At initial recognition, intangible assets acquired in a business combination or asset acquisition are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at acquisition date fair value less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset. The Company has no intangible assets with indefinite useful lives.

The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Refer to *Note 8, Goodwill and Intangible Assets* for additional information.

Restricted Cash

The Company's Restricted cash primarily relates to cash used to collateralize outstanding letters of credit.

Leases

Lessee arrangements

The Company leases facilities under operating leases with various expiration dates through 2039. The Company leases space for its corporate headquarters and the operation of its production studio facilities, distribution facilities, warehouses, retail locations, and other office spaces. The Company does not have any material finance leases. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in its financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Right-of-use assets and lease liabilities are established on the Consolidated Balance Sheets for leases with an expected term greater than one year. Lease liabilities are recognized at the present value of the fixed and determinable lease payments not yet paid, less any lease incentives payable to the Company. Right-of-use assets are recognized based on the initial measurement of the lease liability, plus any initial direct costs incurred by the Company and any lease payments made to the landlord at or before lease commencement, minus any lease incentives received. As the rate implicit in the lease is not determinable, the Company uses its secured incremental borrowing rate to determine the present value of the lease payments. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets.

The Company has lease agreements with lease and non-lease components, and has elected the practical expedient to not separate lease and non-lease components for its real estate and equipment leases. Non-lease components include fixed payments for common area maintenance, utilities, insurance, and other costs.

The Company recognizes lease expense for operating leases on a straight-line basis over the term of the lease. The Company's lease terms include options to extend or terminate the underlying lease when it is reasonably certain that the Company will exercise that option. The operating lease arrangements included in the measurement of lease liabilities do not reflect options to extend or terminate, as management does not consider the exercise of these options to be reasonably certain. Certain operating leases provide for annual increases to lease payments based on an index or rate. The Company calculates the present value of future lease payments based on the index or rate at the lease commencement date for new leases. Differences between the calculated lease payment and actual payment are expensed as incurred. Variable lease payments include, but are not limited to, percentage of sales, common area charges, taxes paid by the landlord that are charged to the Company, and changes to the consumer price index. Variable lease payments are expensed as incurred.

The Company subleases certain corporate offices, warehouses and distribution facilities, and retail locations to third parties, which does not relieve the Company of its primary lease obligations with the lessor (the "head lease"). These subleases are classified as operating leases, and therefore the Company continues to account for the head lease as it did before the commencement date of the sublease. The Company recognizes sublease income on a straight-line basis over the sublease term. Variable lease payments include, but are not limited to, common area charges, real estate taxes, and utilities, and are recognized as variable sublease income in the period in which they are earned. Sublease income is presented within the same category of operating expenses as the underlying head lease expense on the Consolidated Statements of Operations and Comprehensive Loss. If the lease cost for the term of the sublease exceeds the Company's anticipated sublease income for the same period, the Company assesses the right-of-use asset associated with the head lease for impairment under the long-lived asset impairment provisions of ASC 360.

Lessor arrangements

The Company leases Peloton Bike portfolio products under the Peloton Rental program. The lease arrangement provides the customer with an option to purchase the underlying equipment or terminate the lease at any time. The price to purchase the underlying equipment is determined based on the number of months that the customer has leased the equipment, and is not considered a bargain purchase option. All Peloton Rental lease agreements are considered operating leases, and the Company currently does not have any sales-type or direct financing leases as a lessor. Refer to *Revenue Recognition* within this *Note 2, Summary of Significant Accounting Policies*, for further details regarding the Peloton Rental program.

Convertible Senior Notes

In February 2021, the Company issued in a private offering $1.0 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2026 (the "2026 Notes"), including the initial purchasers' exercise in full of their option to purchase additional notes, of which $801.0 million aggregate principal amount was repurchased in May 2024.

In May 2024, the Company issued in a private offering $350.0 million aggregate principal amount of 5.50% Convertible Senior Notes due 2029 (the "2029 Notes"), including the initial purchasers' exercise in full of the option to purchase additional notes.

The 2026 Notes and 2029 Notes are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 470-20, *Debt with Conversion and Other Options*. Pursuant to ASC Subtopic 470-20, debt with an embedded conversion feature shall be accounted for in its entirety as a liability and no portion of the proceeds from the issuance of the convertible debt instrument shall be accounted for as attributable to the conversion feature unless the conversion feature is required to be accounted for separately as an embedded derivative or the conversion feature results in a premium that is subject to the guidance in ASC 470.

The 2026 Notes and the 2029 Notes (together, "the Notes") are accounted for as a liability with no portion of the proceeds attributable to the conversion options as the conversion feature did not require separate accounting as a derivative, and the Notes did not involve a premium subject to the guidance in ASC 470.

Refer to *Note 11, Debt* for additional information.

Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings or other comprehensive income when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

The Company's material financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, Term Loan (as defined in *Note 11, Debt*), and the convertible senior notes. The carrying values of the Company's accounts receivable, accounts payable and accrued expenses approximated their fair values at June 30, 2025 and 2024, due to the short period of time to maturity or repayment. Refer to *Note 5, Fair Value Measurements* for additional information.

Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss is reasonably possible, but not probable, and the loss or range of loss can be reasonably estimated, or if a loss is probable and the loss or range of loss cannot be reasonably estimated, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss or states that such an estimate cannot be made. Refer to *Note 12, Commitments and Contingencies* for additional information.

Revenue Recognition

The Company's primary sources of revenue are its recurring content Subscription revenue and revenue from sales of its Connected Fitness Products and related accessories, as well as Precor-branded fitness products, delivery and installation services.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company's revenue is reported net of sales returns and concessions, discounts and allowances, incentives, and rebates to commercial distributors as a reduction of the transaction price. Certain contracts include consideration payable that is accounted for as a payment for distinct goods or services. An estimated amount of variable consideration is included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur once the uncertainty is resolved. The Company's transaction price estimate includes its estimate for product returns and concessions based on the terms and conditions of home trial programs, historical return trends by product category, impact of seasonality, an evaluation of current economic and market conditions, and current business practices, and the Company records the expected customer refund liability as a reduction to revenue, and the expected inventory right to return asset as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

For customer contracts that include multiple performance obligations, the Company accounts for individual performance obligations if they are distinct. The transaction price is then allocated to each performance obligation based on its standalone selling price. The Company generally determines the standalone selling price based on the prices charged to customers.

The Company applies the practical expedient as per ASC 606-10-50-14, *Revenue from Contracts with Customers* and does not disclose information related to remaining performance obligations due to their original expected terms being one year or less.

The Company applies the practical expedient as per ASC 340-40-25-4, *Other Assets and Deferred Costs - Contracts with Customers* and expenses sales commissions when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less. These costs are recorded in Sales and marketing in the Company's Consolidated Statements of Operations and Comprehensive Loss.

Some of the Company's revenues relate to arrangements for Peloton Bike portfolio rental products. The Peloton Rental program allows Members to lease Peloton Bike portfolio products with a Peloton Rental Membership for a single monthly cost and a one-time delivery fee, and gives the Member the option to purchase the equipment outright or cancel at any time with no penalty. These lease arrangements include both lease and non-lease components. Consideration is allocated between the lease and non-lease components based on management's best estimate of the relative standalone selling price of each component. The lease component relates to the customer's right to use the equipment over the lease term and is accounted for as an operating lease in accordance with ASC 842, *Leases*. Lease revenue is recognized on a straight-line basis over the term of the lease within Connected Fitness Products Revenue, while the underlying customer-leased equipment remains within Property and equipment, net on the Company's Consolidated Balance Sheets and depreciates over the equipment's useful life. Depreciation expense associated with the underlying equipment is reflected in Connected Fitness Products Cost of revenue in the Company's Consolidated Statements of Operations and Comprehensive Loss. Non-lease components primarily consist of an All-Access Membership, which is recognized ratably over the subscription term within Subscription Revenue.

Connected Fitness Products

Connected Fitness Products include the Company's portfolio of Connected Fitness Products and related accessories, Precor-branded fitness products, delivery and installation services, Peloton Bike portfolio rental products, extended warranty agreements, branded apparel, and commercial service contracts. The Company recognizes Connected Fitness Products Revenue net of sales returns and concessions, discounts and allowances, and third-party financing program fees, when the product has been delivered to the customer, except for extended warranty revenue that is recognized ratably over the warranty coverage period and service revenue that is recognized over the term of the service contract. The Company generally allows customers to return Peloton branded Connected Fitness Products within thirty days of purchase, as stated in its return policy.

The Company records fees paid to third-party financing partners in connection with its consumer financing program as a reduction of revenue, as it considers such costs to be a customer sales incentive. The Company records payment processing fees for its credit card sales for Connected Fitness Products within Sales and marketing in the Company's Consolidated Statements of Operations and Comprehensive Loss.

Subscription

The Company's subscriptions provide access to Peloton content and its library of live and on-demand fitness classes. The Company's subscriptions are offered on a month-to-month or prepaid basis.

Amounts paid for subscription fees, net of refunds are included within Deferred revenue and customer deposits on the Company's Consolidated Balance Sheets and recognized ratably over the subscription term. The Company records payment processing fees for its monthly subscription charges within Subscription Cost of revenue in the Company's Consolidated Statements of Operations and Comprehensive Loss.

Sales tax collected from customers and remitted to governmental authorities is not included in revenue and is reflected as a liability on the Company's Consolidated Balance Sheets.

Cost of Revenue

Connected Fitness Products

Connected Fitness Products Cost of revenue consists of the Company's portfolio of Connected Fitness Products, related accessories, Precor-branded fitness products, and branded apparel product costs, including third party manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement and service costs, fulfillment costs, warehousing costs, costs related to the Company's commercial business, depreciation of property and equipment, and certain costs related to management, facilities, and personnel-related expenses, including stock-based compensation expense, associated with supply chain logistics. Inventory write-downs and related obsolescence reserve expense are also included within Connected Fitness Products Cost of revenue.

Subscription

Subscription Cost of revenue includes costs associated with content creation and costs to stream content to Members. These costs consist of both fixed costs, including Instructor and production personnel-related expenses, including stock-based compensation expense, depreciation of property and equipment, studio rent and occupancy, and other studio overhead, as well as variable costs, including music royalty fees, third-party platform streaming costs, and payment processing fees for monthly subscription billings.

Music Royalty Fees

The Company has entered into agreements with music rights holders for the music included in the operation of Peloton's service. The Company pays and recognizes music royalty fees in accordance with the terms of the relevant license agreement with the music rights holder. This can include royalties incurred for paid subscriptions and royalties incurred as part of free-trial offers, which are recognized within Subscription Cost of revenue and Sales and marketing in the Company's Statements of Operations and Comprehensive Loss, respectively. The Company has certain license agreements whereby music royalty fees are subject to payment guarantees. When a guaranteed payment is made in advance, the amount is recorded as a prepaid asset and amortized over the shorter of the period consumed or the term of the license agreement. When actual music royalty fees to be incurred during a contractual period are expected to fall short of the guaranteed payment, the expected under-recoupment is expensed pro-rata across the contractual period.

Some of the Company's license agreements also include so-called "most-favored nations" provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. When it is probable that the Company will incur incremental music royalty fees under a most-favored nations provision, a liability is established within Accounts payable and accrued expenses on the Company's Consolidated Balance Sheets.

Given the at times migratory, uncertain, or opaque nature of music rights ownership, the Company's archived library may continue to include music for which certain rights or fractional interests have unknowingly changed and require updated licensing. Prior to the execution of a music license agreement, the Company estimates and records a charge based upon license agreements previously entered into and the respective music rights holdings.

Advertising Costs

Advertising and other promotional costs to market the Company's products are expensed as incurred. Advertising expenses were $247.0 million, $435.0 million, and $362.6 million for the fiscal years ended June 30, 2025, 2024, and 2023, respectively, and are included within Sales and marketing expenses in the Consolidated Statements of Operations and Comprehensive Loss.

Research and Development Costs

Research and development expenses consist primarily of personnel-related expenses, including stock-based compensation expense, and facilities-related expenses, consulting and contractor expenses, tooling and prototype materials, software platform expenses, and depreciation of property and equipment. Substantially all of the Company's research and development expenses are related to developing new products and services and improving existing products and services. Research and development expenses are expensed as incurred. Certain qualified costs incurred in connection with the development of internal-use software are capitalized that may also cause research and development expenses to vary from period to period.

Stock-Based Compensation

Employee Stock Purchase Plan

In August 2019, the Company's Board of Directors ("Board of Directors") adopted the 2019 Employee Stock Purchase Plan ("ESPP"), which was subsequently approved by the Company's stockholders in September 2019. The Company recognizes stock-based compensation expense related to shares issued pursuant to its ESPP on a straight-line basis over the offering period, which is twenty-four months. The ESPP allows eligible employees to purchase shares of the Company's Class A common stock at a 15 percent discount through accumulated payroll deductions. The ESPP became effective on September 25, 2019, the date the registration statement filed in connection with the Company's initial public offering was declared effective by the SEC (the "Effective Date"). The number of shares of Class A common stock that are available for issuance and sale to eligible employees under the ESPP will increase automatically on the first day of each fiscal year of the Company beginning on July 1, 2020 through 2029, in an amount equal to 1% of the total number of outstanding shares of all classes of the Company's common stock on the immediately preceding June 30, or such lesser number as may be determined by the Board of Directors or applicable committee in its sole discretion. On July 1, 2024, the number of shares of Class A common stock available for issuance under the ESPP was automatically increased according to its terms by 3,762,617 shares. As of June 30, 2025, a total of 18,133,477 shares of Class A common stock were available for sale to employees under the ESPP.

Unless otherwise determined by the Board of Directors, each offering period will consist of four six-month purchase periods, commencing on September 1 and March 1 and ending on August 31 and February 28 of each two-year period or each six-month period, respectively, subject to a reset provision. If the closing price of Class A common stock on the first day of an offering period is higher than the closing price of Class A common stock on the last day of any applicable purchase period, participants will be withdrawn from the ongoing offering period immediately following the purchase of ESPP shares on the purchase date and would automatically be enrolled in the subsequent offering period ("ESPP reset"), resulting in a modification under ASC 718, *Compensation - Stock Compensation*.

Unless otherwise determined by the Board of Directors, the purchase price for each share of Class A common stock purchased under the ESPP will be 85% of the lower of the fair market value per share on the first trading day of the applicable offering period or the fair market value per share on the last trading day of the applicable purchase period.

The Company estimates the fair value of shares expected to be purchased at the commencement of the ESPP offering periods using the Black-Scholes option pricing model. The Company estimates the expected term based on each offering period's respective purchase date. The expected volatility is based on the historical volatility of the price of Class A common stock. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. Expected dividend yield is zero as the Company has not paid and does not currently anticipate paying dividends on its common stock.

2019 Equity Incentive Plan

In August 2019, the Board of Directors adopted the 2019 Equity Incentive Plan ("the 2019 Plan"), which was subsequently approved by the Company's stockholders in September 2019. Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. For stock option and restricted stock unit grants, vesting generally occurs over two to four years. Stock option grants are not exercisable after the expiration of ten years from the date of grant or such shorter period as specified in a stock award agreement. Restricted stock units are generally granted with a service condition only or both a service and performance condition.

During the fiscal year ended June 30, 2025, the Company granted performance-based restricted stock units to certain members of management. The performance-based restricted stock units generally cliff vest, if earned, two and one-half months after the end of the fiscal year. The number of shares that can be earned generally ranges from 0% to 200% of the target number based on the achievement of the performance condition over the respective measurement period. For performance-based awards issued, the value of the instrument is measured at the grant date as the fair value of the award and expensed over the vesting term under an accelerated attribution method when the performance targets are considered probable of being achieved.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Company's common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, and the expected dividend yield of the Company's common stock. The expected volatility is based on the historical volatility of the price of Class A common stock. The Company estimates the expected term based on the simplified method for employee stock options considered to be "plain vanilla" options, as the Company's historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as the Company has not paid and does not currently anticipate paying dividends on its common stock.

The 2019 Plan serves as the successor to the 2015 Stock Plan. The 2015 Stock Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder. Any reserved shares not issued or subject to outstanding grants under the 2015 Plan on the effective date of the 2019 Plan became available for grant under the 2019 Plan and will be issued as Class A common stock. Generally, the 2015 Stock Plan permitted the early exercise of stock options granted prior to the IPO. The unvested portion of shares exercised was recorded within Other current liabilities on the Company's Consolidated Balance Sheets and reclassified to equity as vesting occurred.

The number of shares reserved for issuance under the 2019 Plan will increase automatically on July 1 of each of 2020 through 2029 by the number of shares of Class A common stock equal to 5% of the total outstanding shares of all of the Company's classes of common stock as of each June 30 immediately preceding the date of increase (the "evergreen feature"), or a lesser amount as determined by the Board of Directors. On July 1, 2024, the number of shares of Class A common stock available for issuance under the 2019 Plan was automatically increased according to its terms by 18,813,085 shares.

In October 2023, the Company's Board of Directors adopted an amendment to the 2019 Plan (the "Amendment") that increases the number of shares available under the 2019 Plan by 36,000,000 shares of Class A common stock (and retains the existing evergreen feature through July 1, 2029) and extends the right to grant awards under the 2019 Plan through October 24, 2033. The Amendment became effective following approval by the Company's stockholders on December 7, 2023. As of June 30, 2025, 61,874,557 shares of Class A common stock were available for future award under the 2019 Plan.

Common Stock

The holder of each share of Class A common stock is entitled to one vote, while the holder of each share of Class B common stock is entitled to twenty votes. Each outstanding share of the Company's Class B common stock is convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon transfer.

Defined Contribution Plan

The Company maintains a defined contribution retirement plan offered to all of its U.S. employees, as well as plans at certain foreign and domestic subsidiaries. For the fiscal years ended June 30, 2025, 2024, and 2023, the Company's matching contributions totaled $14.5 million, $18.5 million, and $19.1 million, respectively, and were expensed as contributed.

Restructuring

The Company's restructuring charges consist of employee severance and other personnel costs, including stock-based compensation expense, one-time termination benefits and ongoing benefits related to the reduction of its workforce, professional services, facility closures and other costs associated with exit and disposal activities. One-time termination benefits are expensed when the plan of termination has been communicated to the employee, unless the employee must provide future service beyond a minimum retention period, in which case the benefits are expensed ratably over the future service period. Ongoing benefits are expensed when it is probable that the employee is entitled to the severance benefits and the benefit amounts are reasonably estimable. Other costs primarily consist of termination fees, idle rent and related expenses for exited locations, professional services, and other costs related to restructuring activities, and are expensed when incurred. Refer to *Note 4, Restructuring* for additional information.

Foreign Currency

The Company's reporting currency is the U.S. dollar while the functional currencies of non-U.S. subsidiaries are determined based on the primary economic environment in which the subsidiary operates. Assets and liabilities of these subsidiaries are translated into U.S. dollars using exchange rates in effect at the end of each period, revenues and expenses are translated using average rates for the period, and equity is translated using historical rates. Change in foreign currency translation adjustments is included in Other comprehensive (loss) income on the Consolidated Statements of Operations and Comprehensive Loss, and in Accumulated other comprehensive income on the Consolidated Balance Sheets and Consolidated Statements of Stockholders' Equity (Deficit). Transaction gains and losses are a result of the effect of exchange rates on transactions denominated in currencies other than the functional currency of the respective subsidiary and are included in Foreign exchange (loss) gain on the Consolidated Statements of Operations and Comprehensive Loss.

Income Taxes

The Company utilizes the asset and liability method for computing its income tax provision, which consists primarily of income taxes related to state and international taxes for jurisdictions in which the Company conducts business. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes recovery of its deferred tax assets is not more-likely-than-not, a valuation allowance is established. A valuation allowance is maintained on the majority of the Company's deferred tax assets as the Company has concluded that it is more likely than not that the deferred assets will not be utilized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company utilizes a two-step approach to recognize and measure unrecognized tax benefits. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within Income tax expense (benefit) in the Consolidated Statements of Operations and Comprehensive Loss. Refer to *Note 15, Income Taxes* for additional information.

Earnings (Loss) Per Share

The Company computes basic earnings (loss) per share based on the weighted-average number of outstanding shares of common stock during the period. Diluted earnings (loss) per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of incremental shares issuable upon the assumed exercise of stock options, ESPP shares to be issued, vesting of restricted stock units and awards, and performance-based restricted stock units, when the related performance criterion has been met, using the treasury stock method, and convertible senior notes, using the if-converted method. Refer to *Note 16, Net Loss Per Share* for additional information.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted

ASU 2023-07

In November 2023, the Financial Accounting Standards Board issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss to assess segment performance and decide how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU for the fiscal year ended June 30, 2025 on a retrospective basis for all periods presented in the consolidated financial statements. Refer to *Note 17, Segment Information* for inclusion of the new required disclosures.

Accounting Pronouncements Not Yet Adopted

ASU 2023-09

In December 2023, the Financial Accounting Standards Board issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This ASU enhances income tax information primarily through changes in the rate reconciliation and income taxes paid information, and is effective for fiscal years beginning after December 15, 2024 on a prospective basis. The Company is currently evaluating the impact of adopting this ASU.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) ("ASU 2024-03"). This ASU requires the disaggregation of certain expense captions on the face of the income statement into specified categories in disclosures within the footnotes to the financial statements. It is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, and is permitted on either a prospective or retrospective basis. The Company is currently evaluating the impact of adopting this ASU.

ASU 2024-04

In November 2024, the FASB issued ASU 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments ("ASU 2024-04"). This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. It is effective for fiscal years beginning after December 15, 2025 and is permitted on either a prospective or retrospective basis. The Company is currently evaluating the impact of adopting this ASU.

ASU 2025-03

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity ("ASU 2025-03"). This ASU improves the requirements for identifying the accounting acquirer in a business combination that is effected primarily by exchanging equity interests in which a variable interest entity is acquired. It is effective for fiscal years beginning after December 15, 2026 and is required to be applied prospectively to acquisitions occurring on or after the effective date. The Company will continue to evaluate the impact of this guidance, which will depend on the legal acquiree in future business combinations.

3. Revenue

Disaggregation of Revenue

The Company's revenue disaggregated by segment, excluding sales-based taxes, is included in *Note 17, Segment Information*.

The Company's revenue disaggregated by geographic region was as follows:

	Fiscal Year Ended June 30,		
	2025	**2024**	**2023**
	(in millions)		
North America	$ 2,274.3	$ 2,487.0	$ 2,591.1
International	216.5	213.5	209.1
Total revenue	$ 2,490.8	$ 2,700.5	$ 2,800.2

The Company's revenue attributable to the United States, included within North America above, was $2,185.7 million, $2,389.2 million, and $2,496.3 million, representing 88%, 88%, and 89% of Total revenue for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

Deferred Revenue and Customer Deposits

Deferred revenue is recorded for nonrefundable cash payments received for the Company's performance obligation to transfer, or stand ready to transfer, goods or services in the future. Customer deposits represent payments received in advance before the Company transfers a good or service to the customer and are refundable.

As of June 30, 2025 and June 30, 2024, deferred revenue of $91.7 million and $95.9 million, respectively, and customer deposits of $59.0 million and $67.7 million, respectively, were included in Deferred revenue and customer deposits on the Company's Consolidated Balance Sheets.

During the fiscal years ended June 30, 2025 and 2024, the Company recognized revenue of $91.8 million and $97.2 million, respectively, that was included in the deferred revenue balance as of June 30, 2024 and 2023, respectively.

Product Warranty

The Company offers a standard product warranty that its Connected Fitness Products will operate under normal, non-commercial use covering the touchscreen and most original Bike, Bike+, Tread, Tread+, Row, and Guide components. The Company has the obligation, at its option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices. The Company's products are manufactured by contract manufacturers and, in certain cases, the Company may have recourse to such contract manufacturers.

Activity related to the Company's accrual for its estimated future product warranty obligation was as follows:

	Fiscal Year Ended June 30,			
	2025		2024	
	(in millions)			
Balance at beginning of period	$	20.3	$	26.4
Provision for warranty accrual		35.5		28.0
Warranty claims		(31.3)		(34.1)
Balance at end of period	$	24.5	$	20.3

The Company also offers the option for customers in some markets to purchase an extended warranty and service contract that extends or enhances the technical support, parts, and labor coverage offered as part of the base warranty included with the Connected Fitness Products for additional periods beyond the standard product warranty period.

Extended warranty revenue is recognized ratably over the extended warranty coverage period and is included in Connected Fitness Products Revenue in the Consolidated Statements of Operations and Comprehensive Loss. The Company's revenue attributable to extended warranty was $21.3 million, $36.0 million and $40.3 million, representing 1% of total revenue during each of the fiscal years ended June 30, 2025, 2024, and 2023.

4. Restructuring

In February 2022, the Company announced and began implementing a restructuring plan (the "2022 Restructuring Plan") and in April 2024, the Company's Board of Directors approved a new restructuring plan to expand upon its 2022 Restructuring Plan (as expanded and collectively with the 2022 Restructuring Plan, the "2024 Restructuring Plan").

In August 2025, the Company announced a new restructuring plan (the "2025 Restructuring Plan"), which includes a reduction in global headcount and is intended to improve the Company's cost structure, operating efficiency, and profitability, while providing the opportunity to return to growth by reinvesting savings into Peloton's differentiating capabilities. The Company expects the Restructuring Plans to be substantially implemented by the end of fiscal year 2026, which is subject to change.

As of June 30, 2025, actions pursuant to our 2024 Restructuring Plan, which includes any remaining restructuring activity under the original 2022 Restructuring Plan, have been substantially completed. As such, any remaining charges under these plans are included within the 2025 Restructuring Plan.

In connection with the 2025 Restructuring Plan, the Company estimates that it will incur additional cash restructuring charges of approximately $50.0 million, primarily comprised of location strategy costs, lease termination costs, and other exit costs. Additionally, the Company expects to recognize additional non-cash restructuring charges of approximately $10.0 million, primarily comprised of asset write-downs and write-offs, in connection with the continued exit of the Company's retail and other leased locations. The Company expects these charges to be substantially incurred by the end of fiscal year 2026, which is subject to change.

As a result of these restructuring initiatives, the Company incurred the charges shown in the following table. Asset write-downs and write-offs are included within Impairment expense, Write-offs of inventory related to restructuring activities are included within Connected Fitness Products Cost of revenue, and the remaining charges incurred during the relevant periods are included within Restructuring expense, in the Consolidated Statements of Operations and Comprehensive Loss:

	Fiscal Year Ended June 30,		
	2025	2024	2023
Cash restructuring charges:[1]	(in millions)		
Severance and other personnel costs[2]	$ 23.4	$ 36.5	$ 85.1
Exit and disposal costs and professional fees[3]	9.6	19.2	19.3
Total cash charges	33.0	55.7	104.4
Non-cash charges:[1]			
Asset write-downs and write-offs[4]	21.1	40.8	139.3
Stock-based compensation expense[5]	0.8	6.6	85.0
Write-offs of inventory related to restructuring activities[6]	—	1.0	3.7
Loss on sale of subsidiary[7]	—	3.8	—
Total non-cash charges	21.9	52.2	228.0
Total	$ 54.9	$ 107.9	$ 332.4

(1) All cash and non-cash restructuring charges for the fiscal year ended June 30, 2023 related to the 2022 Restructuring Plan.

(2) Includes $0.1 million and $23.2 million of severance and other personnel costs related to the 2024 Restructuring Plan and 2025 Restructuring Plan, respectively, for the fiscal year ended June 30, 2025. Includes $7.5 million and $29.0 million of severance and other personnel costs related to the 2022 Restructuring Plan and 2024 Restructuring Plan, respectively, for the fiscal year ended June 30, 2024.

(3) All charges for the fiscal year ended June 30, 2025 relate to the 2024 Restructuring Plan. Includes $16.1 million and $3.1 million of exit and disposal costs and professional fees related to the 2022 Restructuring Plan and 2024 Restructuring Plan, respectively, for the fiscal year ended June 30, 2024.

(4) All charges for the fiscal year ended June 30, 2025 relate to the 2024 Restructuring Plan. Includes $31.1 million and $9.7 million of asset write-downs and write-offs related to the 2022 Restructuring Plan and 2024 Restructuring Plan, respectively, for the fiscal year ended June 30, 2024.

(5) All charges for the fiscal year ended June 30, 2025 relate to the 2025 Restructuring Plan. Includes $7.2 million and $(0.6) million of stock-based compensation expense related to the 2022 Restructuring Plan and 2024 Restructuring Plan, respectively, for the fiscal year ended June 30, 2024.

(6) Includes write-offs of inventory related to the 2022 Restructuring Plan.

(7) Includes loss on sale of subsidiary recognized in connection with the 2022 Restructuring Plan.

Due to the actions taken pursuant to the Restructuring Plans, the Company tested certain long-lived assets (asset groups) for recoverability by comparing the carrying values of the asset group to estimates of their future undiscounted cash flows, which were generally the liquidation value, or for operating lease right-of-use assets, income from a sublease arrangement. Based on the results of the recoverability tests, the Company determined that during the fiscal years ended June 30, 2025, 2024, and 2023, the undiscounted cash flows of certain assets (asset groups) were below their carrying values, indicating impairment. The assets were written down to their estimated fair values, which were determined based on their estimated liquidation or sales value, or for operating lease right-of-use assets, discounted cash flows of a sublease arrangement. See further discussion in *Note 7, Property and Equipment* and *Note 10, Leases* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

The following table presents a roll-forward of cash restructuring-related liabilities, which is included within Accounts payable and accrued expenses in the Consolidated Balance Sheets:

	Severance and other personnel costs	Exit and disposal costs and professional fees	Total
	(in millions)		
Balance as of June 30, 2022	$ 10.9	$ —	$ 10.9
Cash restructuring charges[1]	85.1	19.3	104.4
Cash payments	(82.4)	(19.0)	(101.4)
Balance as of June 30, 2023	$ 13.6	$ 0.3	$ 13.9

(1) All cash restructuring-related liabilities for the fiscal year ended June 30, 2023 related to the 2022 Restructuring Plan.

	Severance and other personnel costs	Exit and disposal costs and professional fees	Total
	(in millions)		
Balance as of June 30, 2023	$ 13.6	$ 0.3	$ 13.9
Cash restructuring charges[2]	36.5	19.2	55.7
Cash payments	(37.4)	(15.2)	(52.6)
Balance as of June 30, 2024	$ 12.7	$ 4.3	$ 17.0

_____

(2) Includes $7.5 million and $29.0 million of cash charges for severance and other personnel costs related to the 2022 Restructuring Plan and 2024 Restructuring Plan, respectively, and $16.1 million and $3.1 million of cash charges for exit and disposal costs and professional fees related to the 2022 Restructuring Plan and 2024 Restructuring Plan, respectively, for the fiscal year ended June 30, 2024.

	Severance and other personnel costs	Exit and disposal costs and professional fees	Total
	(in millions)		
Balance as of June 30, 2024	$ 12.7	$ 4.3	$ 17.0
Cash restructuring charges[3]	23.4	9.6	33.0
Cash payments	(12.3)	(13.1)	(25.4)
Balance as of June 30, 2025	$ 23.8	$ 0.8	$ 24.6

_____

(3) Includes $0.1 million and $23.2 million of cash charges for severance and other personnel costs related to the 2024 Restructuring Plan and 2025 Restructuring Plan, respectively, and $9.6 million of cash charges for exit and disposal costs and professional fees related to the 2024 Restructuring Plan, for the fiscal year ended June 30, 2025.

5. Fair Value Measurements

Fair Value Measurements of Other Financial Instruments

The following table presents the estimated fair values and carrying amounts of the Company's financial instruments that are not recorded at fair value on the Consolidated Balance Sheets. All of these liabilities' fair value are considered Level 2:

	June 30, 2025		June 30, 2024	
	Carrying Amount[1]	Estimated Fair Value	Carrying Amount[1]	Estimated Fair Value
	(in millions)			
0.00% Convertible Senior Notes due 2026	$ 199.0	$ 192.3	$ 199.0	$ 175.0
5.50% Convertible Senior Notes due 2029	350.0	635.8	350.0	353.0
Term Loan due and payable on May 30, 2029	990.0	990.0	1,000.0	1,000.0
Total	$ 1,539.0	$ 1,818.1	$ 1,549.0	$ 1,528.0

_____

(1) Carrying Amount excludes unamortized debt discount and issuance costs of $22.7 million and $17.4 million, respectively, as of June 30, 2025, and unamortized debt discount and issuance costs of $27.4 million and $21.6 million, respectively, as of June 30, 2024.

The estimated fair value of the 2026 Notes and the estimated fair value of the 2029 Notes (each as defined in *Note 11, Debt*) are determined based on the respective closing prices on the last trading day of the reporting period.

The carrying value of the Term Loan (as defined in *Note 11, Debt*) approximates the fair value of the Term Loan as of June 30, 2025 and 2024, respectively.

6. Inventories

Inventories, net consisted of the following:

		June 30,		
		2025		**2024**
		(in millions)		
Raw materials	$	22.7	$	29.8
Finished products[1]		337.6		487.6
Total inventories[2]		360.4		517.4
Less: Reserves		(154.8)		(187.7)
Total inventories, net	$	205.6	$	329.7

_____

(1) Includes $40.3 million and $35.2 million of finished goods inventory in transit, products owned by the Company that have not yet been received at a Company distribution center, as of June 30, 2025 and 2024, respectively.
(2) As of June 30, 2025 and 2024, there was no work-in-process within inventories.

The Company periodically assesses and adjusts the value of inventory for estimated excess and obsolete inventory based upon estimates of future demand and market conditions, as well as damaged or otherwise impaired goods. The Company's recorded inventory reserves as of June 30, 2025 and 2024, primarily consisted of $66.8 million and $78.3 million, respectively, related to excess accessories and apparel inventory and $64.9 million and $85.2 million, respectively, related to excess returned Connected Fitness Products, including Guide.

7. Property and Equipment

Property and equipment consisted of the following:

		June 30,		
		2025		**2024**
		(in millions)		
Leasehold Improvements	$	257.0	$	292.4
Machinery		10.3		12.1
Equipment		39.6		41.8
Customer-leased equipment		51.3		76.9
Furniture and Fixtures		18.2		22.5
Construction in Progress		0.4		1.1
Software [1]		160.5		178.0
Total property and equipment		537.3		624.9
Accumulated depreciation and amortization		(298.3)		(271.2)
Total property and equipment, net	$	239.0	$	353.7

_____

(1) Includes $1.0 million and $0.1 million of software under development as of June 30, 2025 and 2024, respectively.

During fiscal 2023, 2024, and 2025, management identified various qualitative factors that collectively indicated that the Company had impairment triggering events, including (i) realignment of cost structure in connection with the restructuring initiatives, (ii) softening demand and (iii) significant decrease in the market price of certain long-lived asset groups. The Company determined that the estimated undiscounted future cash flows were less than the carrying values for certain asset groups. The Company recognized impairment charges for the fiscal year ended June 30, 2025, primarily consisting of $17.2 million related to plans to right-size portions of the Company's corporate office footprint, $11.5 million relating to exiting retail showrooms, and $6.1 million related to other manufacturing assets.

The Company recognized impairment charges for the fiscal year ended June 30, 2024, primarily consisting of $14.9 million relating to exiting retail showrooms and $5.0 million related to Connected Fitness assets. The Company recognized impairment charges for the fiscal year ended June 30, 2023, primarily consisting of impairment losses of $32.5 million related to capitalized software, $19.5 million related to exiting certain corporate office locations, $17.2 million relating to exiting retail showrooms, $16.5 million related to Connected Fitness assets, and $8.2 million related to other manufacturing assets.

As of June 30, 2025, 76% and 22% of the Company's total Property and equipment, net was attributable to the United States and the United Kingdom, respectively. As of June 30, 2024, 81% and 17% of the Company's total Property and equipment, net was attributable to the United States and the United Kingdom, respectively.

The estimated useful lives of property and equipment are as follows:

Leasehold Improvements	Shorter of remaining lease term or useful life
Machinery	Three to ten years
Equipment	Two to seven years
Customer-leased equipment	Three to five years
Furniture and Fixtures	Two to ten years
Software	Two to seven years

Depreciation and amortization expense amounted to $80.2 million, $98.2 million, and $108.5 million for the fiscal years ended June 30, 2025, 2024, and 2023, respectively, of which $33.6 million, $42.8 million, and $38.4 million related to amortization of capitalized software costs for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

8. Goodwill and Intangible Assets

As of June 30, 2025, June 30, 2024, and June 30, 2023, the carrying amount of goodwill, which is allocated to the Subscription segment, was $41.2 million and did not contain any accumulated impairment losses. There were no changes to the carrying amount of goodwill during the fiscal years ended June 30, 2025, 2024, and 2023.

The Company reviews goodwill for impairment annually on April 1 or more frequently if events or changes in circumstances indicate that an impairment may exist ("a triggering event"). During the fiscal years ended June 30, 2025, 2024, and 2023, management identified no qualitative factors that collectively, indicated that the Company had triggering events. The Company did not recognize goodwill impairment for the fiscal years ended June 30, 2025, 2024, and 2023.

The gross carrying amount and accumulated amortization of the Company's Intangible assets, net, as of June 30, 2025 were as follows:

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Useful Life (Years)
Acquired developed technology	$	72.0	$	(66.6)	$	5.4	0.4
Other definite-lived intangibles		5.8		(5.5)		0.2	0.2
Total intangible assets	$	77.7	$	(72.2)	$	5.6	

The gross carrying amount and accumulated amortization of the Company's Intangible assets, net, as of June 30, 2024 were as follows:

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Useful Life (Years)
Acquired developed technology	$	72.0	$	(57.8)	$	14.2	1.0
Other definite-lived intangibles		5.7		(5.0)		0.8	0.7
Total intangible assets	$	77.7	$	(62.7)	$	15.0	

During fiscal years ended June 30, 2025, 2024, and 2023, the Company recognized no intangible asset impairment losses.

The Company recognized intangible asset amortization expense in the Consolidated Statements of Operations and Comprehensive Loss in the amount of $9.4 million, $10.6 million, and $15.8 million for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

As of June 30, 2025, estimated amortization expense related to the Company's identifiable acquisition-related intangible assets in future periods were as follows:

Fiscal Year Ending June 30,	Amount
	(in millions)
2026	$ 5.4
2027	—
2028	—
2029	—
2030	—
Thereafter	0.1
Total	$ 5.6

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	June 30,	
	2025	2024
	(in millions)	
Accounts payable	$ 66.7	$ 85.4
Accrued music licensing royalties	145.2	137.2
Employee-related liabilities	46.2	42.9
Inventory received but not billed	28.1	30.7
Accrued professional fees	11.0	24.3
Accrued general and administrative[1]	15.8	21.8
Accrued marketing	7.4	16.1
Accrued settlement costs	—	18.1
Other[1]	52.2	55.8
Total accounts payable and accrued expenses	$ 372.7	$ 432.3

_____

(1) Certain immaterial amounts from the prior year have been reclassified to conform with current-year presentation.

10. Leases

Lessee arrangements

The Company has entered into various non-cancellable operating lease agreements for its corporate headquarter offices, warehouses and distribution facilities, production studio facilities, retail locations, and other office spaces. The Company subleases certain corporate offices, warehouses and distribution facilities, and retail locations to third parties.

Total operating lease expense, net, for the fiscal years ended June 30, 2025, 2024, and 2023 was as follows:

Total Operating Lease Expense, Net	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
Operating lease expense	$ 81.5	$ 98.5	$ 113.4
Variable lease expense	24.7	23.8	24.3
Short-term lease expense	0.1	0.3	0.2
Total operating lease expense	$ 106.3	$ 122.6	$ 138.0
Sublease income	(18.4)	(17.8)	(14.9)
Variable sublease income	(5.0)	(4.0)	(2.7)
Total operating lease expense, net	$ 82.9	$ 100.8	$ 120.4

As of June 30, 2025, the total remaining lease payments included in the measurement of operating lease liabilities were as follows:

Fiscal Year Ended June 30,	Future Minimum Payments
	(in millions)
2026	$ 93.0
2027	81.7
2028	66.7
2029	58.3
2030	47.3
Thereafter	268.6
Total	$ 615.7

As of June 30, 2025, future minimum lease payments to be received from operating subleases were as follows:

Fiscal Year Ended June 30,	Future Minimum Payments
	(in millions)
2026	$ 20.4
2027	19.7
2028	12.9
2029	7.5
2030	4.0
Thereafter	21.2
Total	$ 85.8

Supplemental information related to operating leases was as follows:

Reconciliation of Operating Lease Liabilities	As of June 30,	
	2025	2024
	(dollars in millions)	
Weighted-average remaining lease term (years)	8.8	9.0
Weighted-average discount rate	5.57 %	5.38 %
Total Undiscounted Operating Lease Liability	$ 615.7	$ 748.5
Less: Imputed interest	(138.0)	(169.9)
Total Discounted Operating Lease Liability	$ 477.6	$ 578.6
Current portion of operating lease liabilities	$ 70.1	$ 75.3
Non-current portion of operating lease liabilities	$ 407.5	$ 503.3

Supplemental cash flow and other information related to leases was as follows:

	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 111.5	$ 121.7	$ 133.3
Right-of-use assets obtained in exchange for operating lease liabilities (non-cash)	$ 3.0	$ 24.9	$ 7.0
Right-of-use asset reductions related to operating lease modifications and terminations (non-cash)	$ (14.4)	$ (23.0)	$ (50.2)

As discussed in *Note 7, Property and Equipment*, management identified various qualitative factors that collectively indicated that the Company had triggering events for its long-lived assets, including the Company's operating lease right-of-use assets. The Company recognized impairment charges for the fiscal year ended June 30, 2025, primarily consisting of $15.0 million related to certain corporate office right-of-use assets, $13.5 million related to retail showroom right-of-use assets, and $4.2 million related to other manufacturing right-of-use assets.

For the fiscal year ended June 30, 2024, the Company recognized impairment charges of $16.6 million related to retail showroom right-of-use assets and $7.5 million related to Connected Fitness right-of-use assets. For the fiscal year ended June 30, 2023, the Company recognized impairment charges of $6.4 million related to certain corporate office right-of-use assets, $5.3 million related to Connected Fitness right-of-use assets, $3.0 million related to retail showroom right-of-use assets, and $1.2 million related to other manufacturing right-of-use assets.

As of June 30, 2025, 91% and 7% of the Company's total Operating lease right-of-use assets, net was attributable to the United States and the United Kingdom, respectively. As of June 30, 2024, 91% and 6% of the Company's total Operating lease right-of-use assets, net was attributable to the United States and the United Kingdom, respectively.

Lessor arrangements

As discussed in *Note 2, Summary of Significant Accounting Policies*, the Company leases Peloton Bike portfolio products under the Peloton Rental program. For the fiscal years ended June 30, 2025, 2024, and 2023, the Company recognized lease revenue on the Peloton Rental program of $45.8 million, $47.3 million and $19.1 million, respectively, within Connected Fitness Products Revenue in the Company's Consolidated Statements of Operations and Comprehensive Loss.

11. Debt

Convertible Notes due 2029

In May 2024, the Company issued $350.0 million aggregate principal amount of the 2029 Notes in a private offering, including the exercise in full of the option granted to the initial purchasers to purchase $50.0 million of the 2029 Notes. The 2029 Notes were issued pursuant to an Indenture (the "2029 Notes Indenture") between the Company and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes bear interest at a rate of 5.50% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024. The net proceeds from this offering of 2029 Notes were approximately $342.3 million, after deducting the initial purchasers' discounts and commissions of $7.7 million.

Each $1,000 principal amount of the 2029 Notes is initially convertible into 218.4360 shares of Class A common stock, which is equivalent to an initial conversion price of approximately $4.58 per share. The conversion rate is subject to customary adjustments under certain circumstances in accordance with the terms of the 2029 Notes Indenture. In addition, if certain corporate events that constitute a make-whole fundamental change occur or the Company elects to redeem the 2029 Notes, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The 2029 Notes will mature on December 1, 2029, unless earlier converted, redeemed, or repurchased. The 2029 Notes will be convertible at the option of the holders at certain times and upon the occurrence of certain events. A holder may convert its 2029 Notes during any calendar quarter if the last reported sale price per share of the Class A common stock exceeds 130% of the conversion price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter. The last reported sale price of the Class A common stock exceeded 130% of the conversion price of the 2029 Notes for more than 20 trading days during the 30 consecutive trading days, including the last trading day, ended June 30, 2025. Accordingly, as of July 1, 2025, the 2029 Notes may be converted at the option of the applicable holder through September 30, 2025.

On or after September 1, 2029, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2029 Notes, in multiples of $1,000 principal amount, at the option of the applicable holder.

The Company may satisfy any conversion obligation under the 2029 Notes by paying and/or delivering, as the case may be, cash, shares of the Class A common stock or a combination of cash and shares of the Class A common stock, at the Company's election, in the manner and subject to the terms and conditions provided in the 2029 Notes Indenture. If all of the 2029 Notes were to be converted prior to September 30, 2025, the Company's current intention would be to settle such conversion in shares of the Class A common stock.

The Company may redeem for cash all or any portion (subject to the partial redemption limitation described in the 2029 Notes Indenture) of the 2029 Notes, at its option, on or after June 7, 2027 and on or before the 20th scheduled trading day immediately before the maturity date, if the last reported sale price per share of the Class A common stock exceeds 130% of the conversion price then in effect on (1) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption and (2) the trading day immediately before the date the Company sends such notice at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2029 Notes, which means that the Company is not required to redeem or retire the 2029 Notes periodically.

Upon the occurrence of a fundamental change (as defined in the 2029 Notes Indenture), subject to certain conditions, holders may require the Company to repurchase all or a portion of the 2029 Notes for cash at a price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The definition of fundamental change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company's common stock.

The 2029 Notes are senior unsecured obligations of the Company and rank senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the 2029 Notes; equal in right of payment to any of the Company's existing and future indebtedness that is not so subordinated; effectively subordinated in right of payment to any of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and structurally subordinated to all existing and future indebtedness and other liabilities of current or future subsidiaries of the Company (including trade payables and to the extent the Company is not a holder thereof, preferred equity, if any, of the Company's subsidiaries).

The effective interest rate upon issuance of the 2029 Notes was 5.97%, which is the effective interest rate as of June 30, 2025.

The net carrying amount of the 2029 Notes was as follows:

	June 30,	
	2025	2024
	(in millions)	
Principal	$ 350.0	$ 350.0
Unamortized debt issuance costs	(6.4)	(7.6)
Net carrying amount	$ 343.6	$ 342.4

The following table sets forth the interest expense recognized related to the 2029 Notes:

	Fiscal Year Ended June 30,	
	2025	2024
	(in millions)	
Amortization of debt issuance costs	$ 1.2	$ 0.1
Total non-cash interest expense related to the 2029 Notes	1.2	0.1
Cash interest expense	19.3	2.0
Total interest expense related to the 2029 Notes	$ 20.5	$ 2.1

Convertible Notes due 2026

In February 2021, the Company issued $1.0 billion aggregate principal amount of the 2026 Notes in a private offering, including the exercise in full of the option granted to the initial purchasers to purchase $125.0 million of the 2026 Notes. The 2026 Notes were issued pursuant to an Indenture (the "2026 Notes Indenture") between the Company and U.S. Bank National Association, as trustee. The net proceeds from the offering were approximately $977.2 million, after deducting the initial purchasers' discounts and commissions and the Company's offering expenses. The 2026 Notes do not bear regular interest, and the principal amount of the 2026 Notes does not accrete.

Each $1,000 principal amount of the 2026 Notes is initially convertible into 4.1800 shares of Class A common stock, which is equivalent to an initial conversion price of approximately $239.23 per share. The conversion rate is subject to customary adjustments under certain circumstances in accordance with the terms of the 2026 Notes Indenture. In addition, if certain corporate events that constitute a make-whole fundamental change occur or the Company elects to redeem the 2026 Notes, then the conversion rate will, in certain circumstances, be increased for a specified period of time.

The 2026 Notes will mature on February 15, 2026, unless earlier converted, redeemed, or repurchased. The 2026 Notes will be convertible at the option of the holders at certain times and upon the occurrence of certain events. As of June 30, 2025, the 2026 Notes are classified as Current portion of debt on the Consolidated Balance Sheets due to their upcoming maturity date.

On or after August 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2026 Notes, in multiples of $1,000 principal amount, at the option of the holder. Upon conversion, the Company may satisfy its conversion obligation by paying and/or delivering, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election, in the manner and subject to the terms and conditions provided in the 2026 Notes Indenture.

The Company may redeem for cash all or any portion (subject to the partial redemption limitation described in the 2026 Notes Indenture) of the 2026 Notes, at its option, on or before the 20th scheduled trading day immediately before the maturity date, if the last reported sale price per share of the Class A common stock exceeds 130% of the conversion price then in effect on (1) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption and (2) the trading day immediately before the date the Company sends such notice at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes, which means that the Company is not required to redeem or retire the 2026 Notes periodically.

Upon the occurrence of a fundamental change (as defined in the 2026 Notes Indenture), subject to certain conditions, holders may require the Company to repurchase all or a portion of the 2026 Notes for cash at a price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus any accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. The definition of fundamental change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company's common stock.

The 2026 Notes are senior unsecured obligations of the Company and rank senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the 2026 Notes; equal in right of payment to any of the Company's existing and future indebtedness that is not so subordinated; effectively subordinated in right of payment to any of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and structurally subordinated to all existing and future indebtedness and other liabilities of current or future subsidiaries of the Company (including trade payables and to the extent the Company is not a holder thereof, preferred equity, if any, of the Company's subsidiaries).

Repurchase of a Portion of the 2026 Convertible Notes

In May 2024, the Company entered into separate, privately negotiated transactions with certain holders of the 2026 Notes to repurchase $801.0 million of aggregate principal amount of the 2026 Notes for an aggregate of $724.9 million of cash. The Company accounted for this repurchase of the 2026 Notes as a debt extinguishment under ASC 470-50, *Debt – Modifications and Extinguishments* ("ASC 470-50"). The Company recorded a $69.8 million gain on early extinguishment of debt during the fiscal year ending June 30, 2024, which included the write-off of previously deferred debt issuance costs of $6.3 million, which was included within Net gain on debt refinancing on the Consolidated Statements of Operations and Comprehensive Loss for the fiscal year ended June 30, 2024.

The effective interest rate upon issuance of the 2026 Notes was 0.45%, which is the effective interest rate as of June 30, 2025.

The net carrying amount of the 2026 Notes was as follows:

	June 30,	
	2025	**2024**
	(in millions)	
Principal	$ 199.0	$ 199.0
Unamortized debt issuance costs	(0.5)	(1.4)
Net carrying amount	$ 198.5	$ 197.6

The following table sets forth the interest expense recognized related to the 2026 Notes:

	Fiscal Year Ended June 30,		
	2025	**2024**	**2023**
	(in millions)		
Amortization of debt issuance costs	$ 0.9	$ 4.3	$ 4.5
Total interest expense related to the 2026 Notes	$ 0.9	$ 4.3	$ 4.5

Termination of Capped Call Transactions

In connection with the offering of the 2026 Notes, the Company entered into privately negotiated capped call transactions with certain counterparties (the "Capped Call Transactions"). In the last quarter of its fiscal year ending June 30, 2024, the Company terminated the Capped Call Transactions in their entirety pursuant to negotiated termination agreements with each such counterparty.

Third Amended and Restated Credit Agreement

On May 30, 2024, the Company entered into a Third Amended and Restated Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Third Amended and Restated Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks.

The Third Amended and Restated Credit Agreement provides for a $1.0 billion term loan facility (the "Term Loan"), which will be due and payable on May 30, 2029. The Term Loan amortizes in quarterly installments of 0.25%, payable at the end of each fiscal quarter and on the maturity date.

The Third Amended and Restated Credit Agreement also provides for a $100.0 million revolving credit facility (the "Revolving Facility"), which will mature on May 30, 2029. The Company is only required to meet the total liquidity covenant, set at $250.0 million for the last business day of any week, and the subscription revenues covenant, set at $1.2 billion for the four-quarter trailing period, to the extent any revolving loans are borrowed and outstanding.

The Revolving Facility, when drawn, bears interest at a rate equal to, at the Company's option, either the Alternate Base Rate (as defined in the Third Amended and Restated Credit Agreement) plus 4.00% per annum or the Term SOFR Rate (as defined in the Third Amended and Restated Credit Agreement) plus 5.00% per annum. The Company is required to pay an annual commitment fee of 0.500% or 0.375% per annum, depending on whether the First Lien Net Leverage Ratio (as defined in the Third Amended and Restated Credit Agreement) is greater or less than 5.00 to 1.00, on a quarterly basis based on the unused portion of the Revolving Facility.

The Term Loan initially bears interest at a rate equal to, at the Company's option, either the Alternate Base Rate (as defined in the Third Amended and Restated Credit Agreement) plus 5.00% per annum or the Term SOFR Rate (as defined in the Third Amended and Restated Credit Agreement) plus 6.00% per annum. The applicable rate for Alternate Base Rate loans or Term SOFR Rate loans is subject to a 0.50% step down, depending on whether the First Lien Net Leverage Ratio is less than 5.00 to 1.00 as measured on a quarterly basis. Any borrowing at the Alternate Base Rate is subject to a 1.00% floor and the Term SOFR Rate is subject to a 0.00% floor.

The Third Amended and Restated Credit Agreement contains customary affirmative covenants as well as customary negative covenants that restrict the Company's ability to, among other things, incur additional indebtedness, incur liens or grant negative pledges, make loans and investments, conduct certain transactions with affiliates, sell certain assets, enter into certain swap agreements, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation or certain other transactions. The Third Amended and Restated Credit Agreement also contains certain customary events of default. Certain baskets and covenant levels have been adjusted and will apply equally to both the Term Loan and Revolving Facility for so long as the Term Loan is outstanding.

The obligations under the Third Amended and Restated Credit Agreement with respect to the Term Loan and the Revolving Facility are secured by substantially all of the Company's assets, with certain exceptions set forth in the Third Amended and Restated Credit Agreement, and are required to be guaranteed by certain material subsidiaries of the Company if, at the end of future financial quarters, certain conditions are not met.

During the fiscal years ended June 30, 2025, 2024, and 2023, the Company incurred total commitment fees of $0.5 million, $1.3 million, and $1.6 million, respectively, which are included in Interest expense in the Consolidated Statements of Operations and Comprehensive Loss.

As of June 30, 2025, the Company had drawn the full amount of the Term Loan and had not drawn on the Revolving Facility, and the Company had $990.0 million total outstanding borrowings under the Third Amended and Restated Credit Agreement.

In connection with the execution of the Third Amended and Restated Credit Agreement, the Term Loan was accounted for as a modification, extinguishment, or new loan for certain lenders in accordance with ASC 470-50. Accordingly, incremental discount and debt issuance costs of $10.0 million and $2.3 million, respectively, will be amortized to Interest expense using the effective interest method over the term of the Third Amended and Restated Credit Agreement. Furthermore, the Company expensed $8.7 million of debt issuance costs incurred with third parties related to loss on debt modification and recognized a $7.5 million loss on extinguishment related to previously deferred debt discount and debt issuance costs, which was included within Net gain on debt refinancing on the Consolidated Statements of Operations and Comprehensive Loss for the fiscal year ended June 30, 2024.

As of June 30, 2025, the Company had not drawn any amount under the Revolving Facility and as such did not have to test the financial covenants under the Third Amended and Restated Credit Agreement. The Company is required to pledge or otherwise restrict a portion of cash and cash equivalents as collateral for standby letters of credit. As of June 30, 2025, the Company had outstanding letters of credit totaling $46.2 million, which are classified as Restricted cash on the Consolidated Balance Sheets.

Upon entering into the Term Loan, the effective interest rate was 12.4% and the current effective interest rate as of June 30, 2025 is 10.9%.

The net carrying amount of the Term Loan was as follows:

	June 30,		
	2025		2024
	(in millions)		
Principal	$	1,000.0	$	1,000.0
Principal payments		(10.0)		—
Unamortized debt discount		(22.7)		(27.4)
Unamortized debt issuance costs		(10.4)		(12.6)
Net carrying amount	$	956.9	$	960.1

The following table sets forth the interest expense recognized related to the Term Loan:

	Fiscal Year Ended June 30,				
	2025		2024		2023
	(in millions)				
Amortization of debt discount	$	4.7	$	5.7	$	5.4
Amortization of debt issuance costs		2.1		3.3		3.2
Total non-cash interest expense related to the Term Loan		6.8		9.0		8.6
Cash interest expense		105.8		94.9		79.1
Total interest expense related to the Term Loan	$	112.6	$	103.8	$	87.6

Maturities of Debt Instruments

The following table sets forth maturities of the Company's debt instruments, including convertible notes payable, gross of debt issuance costs and debt discounts, as of June 30, 2025:

Fiscal Year Ended June 30,	Future Minimum Payments
	(in millions)
2026[1]	$ 209.0
2027	10.0
2028	10.0
2029	960.0
2030	350.0
Total	$ 1,539.0

_____

(1) Includes $10.0 million related to the Term Loan and $199.0 million related to the 2026 Convertible Notes.

12. Commitments and Contingencies

Music License Agreements

The Company is subject to minimum royalty payments associated with certain music license agreements.

The following represents the Company's guaranteed payments under music license agreements, as of June 30, 2025:

Fiscal Year Ended June 30,	Future Minimum Payments
	(in millions)
2026	$ 91.1
2027	1.8
2028	0.1
2029	—
2030	0.3
Total	$ 93.2

Bike Seat Post Recall

On May 11, 2023, in collaboration with the CPSC, the Company announced a voluntary recall of the original Peloton Bike (not Bike+) sold in the U.S. from January 2018 to May 2023 related to its seat post, and the Company is offering Members a free replacement seat post as the approved repair. As a result of this recall, the Company recognized zero, $(5.5) million, and $48.4 million for the (benefits) costs to replace the bike seat posts based on an amount that was deemed probable and reasonably estimable, reflected in Connected Fitness Products Cost of revenue in the Consolidated Statements of Operations and Comprehensive Loss for the fiscal year ended June 30, 2025, 2024, and 2023. As of June 30, 2025 and June 30, 2024, accruals of $0.7 million and $1.2 million, respectively, were included within Accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets related to the recall. The estimated cost to replace the bike seat posts is primarily based on the estimated number of requests for seat posts and the estimated costs of the production and shipment of the replacement parts. For more detail on the potential impacts of the recall to the Company's business, see *"Risk Factors—Risks Related to Our Connected Fitness Products and Members—Our products and services may be affected from time to time by design and manufacturing defects or product safety issues, real or perceived, that could adversely affect our business and result in harm to our reputation."*

Commitments to Suppliers

The Company utilizes contract manufacturers to build its products and accessories. These contract manufacturers acquire components and build products based on demand forecast information the Company supplies, which typically covers a rolling 12-month period. Consistent with industry practice, the Company acquires inventories from such manufacturers through purchase orders against which orders are applied based on projected demand information and availability of goods. Such purchase commitments typically cover the Company's forecasted product and manufacturing requirements for periods that range a number of months. In certain instances, these agreements allow the Company the option to cancel, reschedule, and/or adjust its requirements based on its business needs for a period of time before the order is due to be fulfilled. While the Company's purchase orders are legally cancellable in many situations, there are some which are not cancellable in the event of a demand plan change or other circumstances, such as where the supplier has procured unique, Peloton-specific designs, and/or specific non-cancellable, non-returnable components based on the Company's provided forecasts.

Legal and Regulatory Proceedings

The Company is, or may become, a party to legal and regulatory proceedings with respect to a variety of matters in the ordinary course of its business, including the matters set forth below. The Company denies the allegations in the active matters described below and intends to vigorously defend against such matters.

Some of the Company's legal and regulatory proceedings, including matters and litigation that center around intellectual property claims, may be based on complex claims involving substantial uncertainties and unascertainable damages. Accordingly, except for proceedings that have settled or been terminated, or except where otherwise indicated below, it is not possible to determine the probability of loss or estimate damages for such matters, and therefore, the Company has not established reserves for any of these proceedings. When the Company determines that a loss is both probable and reasonably estimable, the Company records a liability, and, if the liability is material, discloses the amount of the liability reserved.

Unless otherwise disclosed below, while it is reasonably possible that a loss may be incurred, the Company is unable to estimate a range of potential loss due to the complexity and current status of these lawsuits. In these matters, the Company has not established a reserve.

The Company evaluates, on a regular basis, developments in its legal proceedings and other contingencies that could affect the amount of liability, including amounts in excess of any previous accruals and reasonably possible losses disclosed, and makes adjustments and changes to the Company's accruals and disclosures, as appropriate. For the matters the Company discloses that do not include an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial.

Given that the Company's legal and regulatory proceedings are subject to uncertainty, there can be no assurance that such legal and regulatory proceedings, either individually or in the aggregate, will not have a material adverse effect on its business, results of operations, financial condition or cash flows.

In May 2021, the Company initiated a voluntary recall of its Tread+ product in collaboration with the U.S. Consumer Product Safety Commission ("CPSC"). In December 2022, the Company entered into a settlement agreement with the CPSC regarding matters related to the Tread+ recall. In the settlement, the Company agreed to pay a $19.1 million civil penalty, resolving the CPSC's charges that the Company violated the Consumer Product Safety Act (the "CPSA"). On May 18, 2023, the Company and the CPSC jointly announced the approval of a rear guard repair for the recalled Tread+. In 2021, the U.S. Department of Justice and Department of Homeland Security subpoenaed the Company for documents and other information related to the Company's statutory obligations, including under the CPSA.

On October 26, 2021 and January 24, 2022, the United States District Court for the Eastern District of New York consolidated four stockholder derivative actions purportedly brought on behalf of the Company against certain of the Company's officers and directors under the caption In re Peloton Interactive, Inc. Derivative Litigation, Master File No. 21-cv-02862-CBA-PK (the "EDNY Derivative Action"), which alleged, among other claims, breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste, and violations of Section 14(a) of the Exchange Act related to the Peloton Tread+ and the safety of the product. Alan Chu, Moshe Genack, Xingqi Liu and Anthony Franchi were appointed as co-lead plaintiffs. On December 14, 2022, two putative verified stockholder derivative actions in the Court of Chancery of the State of Delaware, purportedly brought on behalf of the Company against certain of the Company's officers and directors asserting similar allegations to those made in the EDNY Derivative Action, were consolidated as In re Peloton Interactive, Inc. Stockholder Derivative Litigation, Consol. Case No. 2022-1051-KSJM (the "Chancery Derivative Action"). On December 22, 2022, a stockholder filed a related putative stockholder derivative action in the United States District Court for the District of Delaware, asserting similar allegations to those in the EDNY Derivative Action and the Chancery Derivative Action against certain of the Company's officers and directors, captioned Blackburn v. Foley, et al., Case No. 22-cv-01618-GBW (the "Blackburn Action"). The EDNY Derivative Action, the Chancery Derivative Action, and the Blackburn Action were all stayed pending the resolution of a related securities class action in the United States District Court for the Eastern District of New York (the "EDNY Class Action"). The court entered a final judgment in the EDNY Class Action on July 9, 2024. The parties in the EDNY Derivative Action, the Chancery Derivative Action, and the Blackburn Action agreed to a settlement-in-principle to resolve those derivative actions on July 29, 2024, and plaintiffs filed a motion for preliminary approval of that settlement in the EDNY Derivative Action on November 15, 2024, which was granted on April 7, 2025. Following a final approval hearing on June 13, 2025, the court presiding over the EDNY Derivative Action approved the settlement on July 1, 2025 and entered judgment on July 2, 2025. The Blackburn Action was dismissed with prejudice on July 10, 2025, and the parties in the Chancery Derivative Action have likewise stipulated to dismissal with prejudice.

On May 11, 2023, in collaboration with the CPSC, the Company announced a voluntary recall of the original Peloton Bike (not Bike+) sold in the U.S. from January 2018 to May 2023 related to its seat post, and the Company is offering a free replacement seat post as the approved repair. On June 9, 2023, Sam Solomon filed a putative securities class action against the Company and certain of the Company's officers in the U.S. District Court for the Eastern District of New York, Case No. 1:23-cv-04279-MKB-JRC (the "2023 Securities Litigation"). Jia Tian and David Feigelman were appointed as co-lead plaintiffs. On November 6, 2023, co-lead plaintiffs filed an amended complaint purportedly on behalf of a class consisting of those individuals who purchased or otherwise acquired the Company's common stock between May 6, 2021 and August 22, 2023, alleging that the defendants made false and/or misleading statements relating to the seat post recall in violation of Sections 10(b) and 20(a) of the Exchange Act. On February 2, 2024, defendants served a motion to dismiss the amended complaint. Briefing on defendants' motion to dismiss the amended complaint in the 2023 Securities Litigation was completed on May 17, 2024. On February 14, 2025, the court issued a memorandum and order granting defendants' motion to dismiss and dismissing the amended complaint with leave to file a second amended complaint. On April 11, 2025, co-lead plaintiffs filed a second amended complaint asserting similar claims under Sections 10(b) and 20(a) of the Exchange Act, purportedly on behalf of the same proposed class. On May 21, 2025, defendants served a motion to dismiss the second amended complaint. Briefing on defendants' motion to dismiss the second amended complaint in the 2023 Securities Litigation was completed on July 28, 2025.

On September 27, 2023, Courtney Cooper and Abdo P. Faissal filed a verified stockholder derivative complaint, purportedly on behalf of the Company against certain of the Company's officers and directors, captioned Cooper v. Boone, et. al., Case No. 23-cv-07193-MKB-MMH, in the U.S. District Court for the Eastern District of New York, which alleges breaches of fiduciary duties and violations of Section 14(a) of the Exchange Act, as well as a claim for contribution under Sections 10(b) and 21D of the Exchange Act for any liability the Company may incur as a result of the 2023 Securities Litigation. On January 8, 2024, the court stayed the action pending resolution of the motion to dismiss in the 2023 Securities Litigation.

On May 5, 2022, the United States District Court for the Southern District of New York consolidated two putative securities class action lawsuits against the Company and certain of the Company's officers under the caption City of Hialeah Employees Retirement System et al. v. Peloton Interactive, Inc., et al., Case No. 21-CV-09582-ALC-OTW and appointed Robeco Capital Growth Funds SICAV – Robeco Global Consumer Trends as lead plaintiff in the class action (the "SDNY Class Action"). Lead plaintiff filed its amended complaint on June 25, 2022, alleging that the defendants made false and/or misleading statements about demand for the Company's products and the reasons for the Company's inventory growth, and engaged in improper trading in violation of Sections 10(b) and 20A of the Exchange Act. On March 30, 2023, the court granted defendants' motion to dismiss, with leave to amend. Plaintiffs filed an amended complaint on May 6, 2023, purportedly on behalf of a class consisting of those individuals who purchased or otherwise acquired the Company's common stock between February 5, 2021 and January 19, 2022, and defendants moved to dismiss the complaint on June 16, 2023. On September 30, 2024, the court granted defendants' motion to dismiss the second amended complaint with prejudice (the "Order"). On October 21, 2024, plaintiffs filed a notice of appeal of the Order with the United States Court of Appeals for the Second Circuit and filed their brief in support of their appeal on December 10, 2024. Defendants filed their responsive brief on January 28, 2025. The United States Court of Appeals for the Second Circuit heard argument on the appeal on April 11, 2025, and the appeal remains pending.

On July 26, 2023, the Court of Chancery in the State of Delaware consolidated three stockholder derivative actions purportedly on behalf of the Company against certain of the Company's officers and directors under the caption In re Peloton Interactive, Inc. 2023 Derivative Litigation, Consol. Case No. 2023-0224-KSJM, which alleges that defendants breached their fiduciary duties by purportedly making false statements about the demand for the Company's products and engaging in improper trading. Allison Manzella, Clark Ovruchesky, Daniel Banks and Karen Florentino are co-lead plaintiffs. The court stayed the action on September 26, 2023 pending final resolution of the motion to dismiss in the SDNY Class Action, including that any appeals have been concluded.

The Company entered into a settlement agreement with a third-party supplier, dated as of October 28, 2024, under which the parties agreed to a mutual release of all claims asserted by either party in the litigation. On October 31, 2024, the parties filed a stipulation of discontinuance with the court, discontinuing the litigation with prejudice. In the first quarter of fiscal 2025, the Company recorded an expense of $23.5 million related to this matter within Supplier settlements expense in the Consolidated Statements of Operations and Comprehensive Loss.

13. Equity-Based Compensation

2019 Equity Incentive Plan

In August 2019, the Board of Directors adopted the 2019 Equity Incentive Plan (the "2019 Plan"), which serves as the successor the 2015 Stock Plan. The 2019 Plan provides for the grant of stock options, restricted stock and restricted stock units to employees, directors and consultants.

Stock Options

The following summary sets forth the stock option activity under the 2019 Plan:

	Options Outstanding			
	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding — June 30, 2024	28,901,489	$ 20.14	4.7	$ 3.4
Granted	1,036,395	$ 7.54		
Exercised	(1,900,850)	$ 2.79		$ 9.2
Forfeited or expired	(7,078,277)	$ 18.89		
Outstanding — June 30, 2025	20,958,757	$ 21.51	3.8	$ 6.8
Vested and Exercisable— June 30, 2025	19,223,300	$ 22.56	3.5	$ 6.8

Unvested option activity is as follows:

	Options	Weighted-Average Grant Date Fair Value
Unvested - June 30, 2024	6,348,265	$ 17.24
Granted	1,036,395	$ 5.53
Vested	(5,092,479)	$ 17.37
Forfeited or expired	(556,724)	$ 18.80
Unvested - June 30, 2025	1,735,457	$ 9.39

The aggregate intrinsic value of options outstanding and vested and exercisable, were calculated as the difference between the exercise price of the options and the fair value of the Company's common stock as of June 30, 2025. The fair value of the common stock is the closing stock price of Class A common stock as reported on The Nasdaq Global Select Market. The aggregate intrinsic value of exercised options was $9.2 million, $12.7 million, and $85.1 million for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

For the fiscal years ended June 30, 2025, 2024, and 2023, the weighted-average grant date fair value per option was $5.53, $2.46, and $6.42, respectively. The fair value of each option was estimated at the grant date using the Black-Scholes method with the following assumptions:

	Fiscal Year Ended June 30,		
	2025	2024	2023
Weighted average risk-free interest rate [1]	4.3 %	4.5 %	3.3 %
Weighted average expected term (in years) [1]	5.5	3.6	6.2
Weighted average expected volatility [1]	87.0 %	87.5 %	81.4 %
Expected dividend yield [1]	—	—	—

_____
[1] Refer to *2019 Equity Incentive Plan* within *Note 2, Summary of Significant Accounting Policies* for further details regarding how these assumptions are calculated.

Restricted Stock and Restricted Stock Units

The following table summarizes the activity related to the Company's restricted stock and restricted stock units:

	Restricted Stock Units Outstanding	
	Number of Awards	Weighted-Average Grant Date Fair Value
Outstanding — June 30, 2024	55,811,463	$ 6.80
Granted	35,743,345	$ 5.20
Vested and converted to shares	(27,674,455)	$ 6.66
Cancelled	(8,578,635)	$ 6.28
Outstanding — June 30, 2025	55,301,718	$ 5.92

For the fiscal years ended June 30, 2025, 2024, and 2023, the weighted-average grant date fair value per restricted stock unit was $5.20, $5.46, and $10.82, respectively.

Employee Stock Purchase Plan

The Black-Scholes option pricing model assumptions used to calculate the fair value of shares estimated to be purchased at the commencement of the ESPP offering periods were as follows:

	Fiscal Year Ended June 30,		
	2025	2024	2023
Weighted average risk-free interest rate [1]	2.5 %	2.1 %	0.9 %
Weighted average expected term (in years) [1]	1.3	1.3	1.3
Weighted average expected volatility [1]	91.0 %	93.0 %	88.2 %
Expected dividend yield [1]	—	—	—

_____
[1] Refer to *Employee Stock Purchase Plan* within *Note 2, Summary of Significant Accounting Policies* for further details regarding how these assumptions are calculated.

During the fiscal years ended June 30, 2025, 2024, and 2023, the Company recorded Stock-based compensation expense associated with the ESPP of $4.6 million, $7.6 million, and $17.3 million respectively.

In connection with the offering periods that ended on August 31, 2024 and February 28, 2025, employees purchased 375,829 and 498,728 shares, respectively, of Class A common stock at a weighted-average price of $3.91 and $3.88, respectively, under the ESPP. As of June 30, 2025, total unrecognized compensation cost related to the ESPP was $3.9 million, which will be amortized over a weighted-average remaining period of 1.0 year.

Stock-Based Compensation Expense

The Company's total stock-based compensation expense was as follows:

	Fiscal Year Ended June 30,		
	2025	2024	2023
Cost of revenue			
Connected Fitness Products	$ 9.3	$ 10.1	$ 14.3
Subscription	36.3	39.3	42.8
Total cost of revenue	45.7	49.5	57.1
Sales and marketing	16.4	19.7	28.9
General and administrative	121.9	177.1	167.2
Research and development	44.8	58.8	66.7
Restructuring expense	0.8	6.6	85.0
Total stock-based compensation expense	$ 229.6	$ 311.7	$ 405.0

As of June 30, 2025, the Company had $292.3 million of unrecognized stock-based compensation expense related to unvested stock-based awards that is expected to be recognized over a weighted-average period of 2.0 years.

During the fiscal year ended June 30, 2025, five employees who were eligible to participate in the Company's Severance and Change in Control Plan (the "Severance Plan") terminated employment. Certain modifications were made to equity awards, including the extension of the post-termination period during which the employee could exercise outstanding stock options from 90 days to one year (or the option expiration date, if earlier). In two instances during the fiscal year ended June 30, 2025, the employee transitioned to a non-executive advisory role. As a result of these modifications, the Company recognized incremental stock-based compensation expense of $4.2 million within General and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss.

During the fiscal year ended June 30, 2024, certain modifications were made to equity awards for four employees, who were eligible to participate in the Severance Plan, excluding the impact separately disclosed below, of the Company's former President and Chief Executive Officer ("CEO") who was also covered under the Severance Plan. For the fiscal year ended June 30, 2024, this included the extension of the post-termination period during which an employee may exercise outstanding stock options from 90 days to one year (or the option expiration date, if earlier). In one instance during the fiscal year ended June 30, 2024, the post-termination period during which an employee may exercise outstanding stock options was extended from 90 days to the earlier of the original expiration date or 3 years. This employee transitioned to a non-executive advisory role. As a result of these modifications, the Company recognized incremental stock-based compensation expense of $5.6 million for the fiscal year ended June 30, 2024 within Restructuring expense in the Consolidated Statements of Operations and Comprehensive Loss.

On February 7, 2022, the Board of Directors granted the Company's former President and CEO, 8,000,000 shares of the Class A common stock (the "Option Award"). The Option Award had an exercise price of $38.77 per share, equal to the closing price of the Class A common stock on the CEO Commencement Date of February 9, 2022. The awards were to vest and become exercisable over four years, with 1/48th vesting on each monthly anniversary of the CEO Commencement Date, subject to the provision of the CEO's continued service to the Company through each vesting date. The awards were to be exercisable through February 8, 2032. On May 2, 2024, Mr. McCarthy transitioned to a non-executive, strategic advisory role and was granted a new option award (the "Advisory Award") that vested in equal monthly installments through December 31, 2024. Mr. McCarthy also received one year of accelerated vesting on all outstanding stock options (other than the Advisory Award), which will remain exercisable until December 31, 2027. During the fiscal year ended June 30, 2024, in connection with the CEO transition, the Company recognized stock-based compensation expense of $41.9 million for the one year of accelerated vesting of the Option Award, which had an exercise price of $38.77 per share and a grant date fair value of approximately $167.6 million. In addition, the Company recognized incremental stock-based compensation expense of $5.4 million for the modification of stock option awards related to the extension of the exercise window through December 31, 2027. These expenses were recognized within General and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss.

During the fiscal year ended June 30, 2023, 13 employees of the Company who were eligible to participate in the Severance Plan terminated employment. Certain modifications were made to equity awards, including, in certain instances, the post-termination period during which an employee may exercise outstanding stock options was extended from 90 days to one year (or the option expiration date, if earlier), and extended vesting was tied to certain consulting services that were deemed to be non-substantive. In one instance, the post-termination period during which an employee may exercise outstanding stock options was extended from 90 days to approximately 2.8 years. As a result of these modifications, the Company recognized incremental stock-based compensation expense of $49.6 million within Restructuring expense in the Consolidated Statements of Operations and Comprehensive Loss.

On July 1, 2022, the Compensation Committee of the Board of Directors of the Company approved a one-time repricing of certain stock option awards that had been granted to date under the 2019 Plan. The repricing impacted stock options held by all employees who remained employed through July 25, 2022. The repricing did not apply to the Company's U.S.-based hourly employees (or employees with equivalent roles in non-U.S. locations) or its C-level executives. The original exercise prices of the repriced stock options ranged from $12.94 to $146.79 per share for the 2,138 total grantees. Each stock option was repriced to have a per share exercise price of $9.13, which was the closing price of Class A common stock on July 1, 2022. There were no changes to the number of shares, the vesting schedule or the expiration date of the repriced stock options. Incremental stock-based compensation expense resulting from the repricing was $21.9 million in the aggregate.

14. Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents are maintained with high-quality financial institutions, the compositions and maturities of which are regularly monitored by management.

For the fiscal years ended June 30, 2025, 2024, and 2023, there were no customers representing greater than 10% of the Company's Total revenue.

The Company procures components from a broad group of suppliers. Some of the Company's products require one or more components that are available from only a single source. In the event of an interruption from any of these suppliers, the Company may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and delays. Accordingly, a loss of or poor performance by any of the Company's significant suppliers could have an adverse effect on the Company's business, financial condition and operating results.

15. Income Taxes

The components of Loss before income taxes are as follows:

	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
United States	$ (91.7)	$ (416.5)	$ (1,101.9)
Foreign	(23.9)	(135.6)	(156.1)
Loss from operations before income taxes	$ (115.6)	$ (552.1)	$ (1,258.0)

The components of Income tax expense (benefit) are as follows:

	Fiscal Year Ended June 30,		
	2025	2024	2023
	(in millions)		
Current:			
Federal	$ —	$ —	$ —
State	0.8	0.8	0.6
Foreign	1.9	—	4.6
	2.7	0.8	5.2
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	0.7	(1.0)	(1.5)
	0.7	(1.0)	(1.5)
Total	$ 3.4	$ (0.2)	$ 3.7

A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended June 30,		
	2025	**2024**	**2023**
Federal income tax rate	21.0 %	21.0 %	21.0 %
Permanent differences	(4.6)	(1.2)	(0.1)
Share based compensation	(10.3)	(9.2)	(2.5)
Return to provision	(0.4)	(0.2)	0.1
Effects of rates different than statutory	0.8	1.0	0.4
State and local income taxes, net of federal benefit	0.8	1.7	2.9
Change in valuation allowance	(12.0)	(13.5)	(24.2)
Rate change	0.4	(0.2)	(0.5)
Federal credits	4.2	0.5	2.4
State credits	(1.1)	0.1	0.2
Other	(1.7)	—	—
Effective income tax rate	(2.9)%	— %	(0.3)%

The primary differences from the U.S. statutory rate and the Company's effective tax rate for the fiscal year ended June 30, 2025 are due to the change in valuation allowance, stock-based compensation, permanent differences relating to excess officer compensation, and federal credits. The primary differences from the U.S. statutory rate and the Company's effective tax rate for the fiscal year ended June 30, 2024 were due to the change in valuation allowance, stock-based compensation, and state and international taxes. The primary differences from the U.S. statutory rate and the Company's effective tax rate for the fiscal year ended June 30, 2023 were due to the change in valuation allowance, stock-based compensation including excess tax benefits, and state and international taxes.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States, which made permanent or extended many of the provisions from the Tax Cuts and Jobs Act of 2017. The immediate expensing of domestic research and experimental expenditures for tax years beginning after December 31, 2024 is now permanent, as is 100% bonus depreciation for qualified property acquired and placed in service after January 19, 2025. The bill permanently reinstates the more favorable EBITDA approach for calculating the business interest deduction limitation under Section 163(j). There are also changes to the effective rates and calculations on GILTI, FDII, and BEAT, among other provisions. The Company is currently assessing the provisions of the law but does not currently believe it will have material adverse impacts for the business moving forward.

On August 16, 2022, the Inflation Reduction Act was signed into law in the United States. Among other provisions, the Inflation Reduction Act includes a 15% minimum tax rate applied to corporations with profits in excess of $1 billion and also includes an excise tax on the repurchase of corporate stock. The Company has reviewed the provisions of the law and does not believe that any of the provisions will have a material impact on the business.

On March 11, 2021, the American Rescue Plan was enacted, which extends the period companies can claim an Employee Retention Credit, expands the IRC Section 162(m) limit on deductions for publicly traded companies, and repeals the election that allows US affiliate groups to allocate interest expense on a worldwide basis, among other provisions. The Company reviewed the provisions of the law and determined it had no material impact for the fiscal year ended June 30, 2025.

As of June 30, 2025 and June 30, 2024, the Company's deferred tax assets were primarily the result of U.S. federal and state net operating losses ("NOLs"), Section 174 capitalized expenditures, lease liability, non-qualified stock options, and research and development tax credits. A valuation allowance was maintained and/or established in substantially all jurisdictions on the Company's gross deferred tax asset balances as of June 30, 2025 and 2024. As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. The realization of deferred tax assets was based on the evaluation of current and estimated future profitability of the operations, reversal of deferred tax liabilities and the likelihood of utilizing tax credit and/or loss carryforwards. As of June 30, 2025 and June 30, 2024, the Company continued to maintain that it is not at the more likely than not standard, wherein deferred taxes will be realized due to the recent history of losses and management's expectation of continued tax losses.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) are as follows:

| | Fiscal Year Ended June 30, | |
| | 2025 | 2024 |
	(in millions)	
Deferred tax assets:		
Net operating loss	$ 1,039.5	$ 1,025.0
Accruals and reserves	65.1	62.4
R&D credit	81.9	78.4
Accrued legal and professional fees	2.9	4.5
Non-qualified stock options	95.0	109.0
Restricted stock options	11.8	7.4
Disallowed Interest Carryover	68.8	46.5
Intangible Amortization	51.1	49.2
Capitalized R&E	119.4	93.4
Inventory capitalization	52.0	61.4
Lease liability	115.8	139.8
Deferred revenue	7.9	7.9
Construction in Progress	26.3	45.2
Other	4.4	6.1
Total deferred tax assets:	1,741.9	1,736.2
Valuation allowance	(1,647.4)	(1,603.3)
Deferred tax liabilities:		
Prepaid Expenses	(2.4)	(3.2)
Property and equipment	(6.2)	(20.1)
Right-of-use assets	(81.4)	(103.9)
Convertible securities	(4.2)	(4.8)
Other	(0.1)	(0.1)
Total deferred tax liabilities:	(94.3)	(132.1)
Deferred tax assets, net	$ 0.2	$ 0.8

As of June 30, 2025 and 2024, the Company had federal NOLs of approximately $3,290.0 million and $3,313.8 million, respectively, of which $64.8 million will begin to expire in 2034 and the remainder will be carried forward indefinitely. The Company has undergone three ownership changes in the past which have historically subjected its NOLs to a Section 382 limitation. The resulting Section 382 limitations are large enough to avail the Section 382 limited NOLs by June 30, 2022, therefore no NOLs are currently limited. As of June 30, 2025 and 2024, the Company had state NOLs of approximately $2,657.9 million and $2,590.8 million, respectively, which began to expire at various dates beginning in 2024. As of June 30, 2025 and 2024, the Company had foreign NOLs of approximately $771.6 million and $711.3 million, respectively, generated primarily from its operations in the United Kingdom, which will be carried forward indefinitely. As of June 30, 2025 and 2024, the Company had $79.4 million and $74.6 million, respectively, of federal U.S. research and development credit carryovers that will begin to expire in 2036.

As of June 30, 2025, the Company did not have material undistributed foreign earnings. The Company has not recorded a deferred tax liability for foreign withholding or other foreign local tax on the undistributed earnings from the Company's international subsidiaries as such earnings are considered to be indefinitely reinvested.

At both June 30, 2025 and 2024, the Company had no unrecognized tax benefits included as a component of income taxes payable within accrued expenses within the accompanying Consolidated Balance Sheets. The Company has the following activity relating to unrecognized tax benefits:

| | Fiscal Year Ended June 30, | |
| | 2025 | 2024 |
	(in millions)	
Beginning balance	$ —	$ —
Gross (decrease) increase in unrecognized tax positions	—	—
Ending balance	$ —	$ —

Although it is possible that unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.

The Company is subject to taxation in the United States, various state and local jurisdictions, as well as foreign jurisdictions where the Company conducts business. Accordingly, on a continuing basis, the Company cooperates with taxing authorities for the various jurisdictions in which it conducts business to comply with audits and inquiries for tax periods that are open to examination. The tax years ended June 30, 2021 and later remain open to examination by tax authorities in the United States and United Kingdom.

16. Net Loss Per Share

The computation of basic and diluted net loss per share is as follows:

| | Fiscal Year Ended June 30, | | |
| | 2025 | 2024 | 2023 |
	($ in millions, except per share amounts)		
Numerator:			
Net loss attributable to common stockholders	$ (118.9)	$ (551.9)	$ (1,261.7)
Denominator:			
Weighted-average common shares outstanding	390,037,997	365,546,334	346,670,699
Net loss per share, basic and diluted	$ (0.30)	$ (1.51)	$ (3.64)

Basic and diluted loss per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

| | Fiscal Year Ended June 30, | | |
	2025	2024	2023
Employee stock options	6,412,056	7,271,719	13,742,253
Restricted stock units and awards	16,169,021	817,182	1,408,482
Shares estimated to be purchased under ESPP	240,185	—	—
Convertible senior notes	77,284,420	—	—

Capped Calls

For the fiscal years ended June 30, 2024 and 2023, the denominator for basic and diluted loss per share does not include any effect from the Capped Call Transactions the Company entered into concurrently with the issuance of the 2026 Notes as this effect would be anti-dilutive. During the fiscal year ended June 30, 2024, the Capped Call Transactions were terminated. Refer to *Note 11, Debt* for additional information.

17. Segment Information

The Company applies ASC 280, *Segment Reporting*, in determining reportable segments. The Company has two reportable segments: Connected Fitness Products and Subscription. Segment information is presented in the same manner that the chief operating decision maker ("CODM"), the Chief Executive Officer and President, reviews the operating results in assessing performance and allocating resources. The CODM reviews consolidated revenue and gross profit for both of the reportable segments, primarily by monitoring actual results compared to forecasted results as well as by reviewing year-over-year results and trending historical performance. Gross profit, which is the Company's measure of segment profit or loss, is defined as Revenue less Cost of revenue incurred by the segment. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

No operating segments have been aggregated to form the reportable segments. The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis and, accordingly, the Company does not report asset information by segment.

The Connected Fitness Products segment primarily derives revenue from sale of the Company's portfolio of Connected Fitness Products and related accessories, as well as Precor-branded fitness products, delivery and installation services, Peloton Bike portfolio rental products, extended warranty agreements, branded apparel, and commercial service contracts. The Subscription segment primarily derives revenue from monthly Subscription fees. There are no internal revenue transactions between the Company's segments.

Key financial performance measures of the segments including Revenue, Cost of revenue, and Gross profit are as follows:

	Fiscal Year Ended June 30,					
	2025		2024		2023	
	(in millions)					
Connected Fitness Products:						
Revenue	$	817.1	$	991.7	$	1,130.2
Cost of revenue		705.9		943.0		1,328.8
Gross profit	$	111.2	$	48.8	$	(198.6)
Subscription:						
Revenue	$	1,673.7	$	1,708.7	$	1,670.1
Cost of revenue		516.6		551.0		547.9
Gross profit	$	1,157.1	$	1,157.7	$	1,122.1
Consolidated:						
Revenue	$	2,490.8	$	2,700.5	$	2,800.2
Cost of revenue		1,222.5		1,494.0		1,876.7
Gross profit	$	1,268.3	$	1,206.5	$	923.5

Reconciliation of Gross Profit

Operating expenditures, interest income and other expense, and taxes are not allocated to individual segments as these are managed on an entity wide group basis. The reconciliation between reportable Segment Gross Profit to consolidated loss before income taxes is as follows:

	Fiscal Year Ended June 30,					
	2025		2024		2023	
	(in millions)					
Segment Gross Profit	$	1,268.3	$	1,206.5	$	923.5
Sales and marketing		(421.6)		(658.9)		(648.2)
General and administrative		(527.3)		(651.0)		(798.1)
Research and development		(234.2)		(304.8)		(318.4)
Impairment expense		(64.1)		(57.3)		(144.5)
Restructuring expense		(33.8)		(66.1)		(189.4)
Supplier settlements		(23.5)		2.6		(22.0)
Total other expense, net		(79.3)		(23.2)		(60.9)
Loss before income taxes	$	(115.6)	$	(552.1)	$	(1,258.0)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2025.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Peloton. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2025 based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2025.

Remediation of Material Weaknesses

As reported in Part II, Item 9A. "Controls and Procedures" of our Annual Reports on Form 10-K for the fiscal years ended June 30, 2024, June 30, 2023, June 30, 2022 and June 30, 2021, we previously identified a material weakness in our internal control over financial reporting related to controls around the existence, completeness, and valuation of inventory.

Management has completed the implementation of significant enhancements to our inventory management process related to the existence, completeness, and valuation of inventory. Management has implemented new or enhanced internal control procedures which we believe address both the identified material weakness and strengthens our overall financial control environment, including:

- Increased frequency of the periodic physical inventory count process at our distribution centers and final mile and locations;
- Increased accuracy of periodic inventory count at all third-party logistics service providers through increased communication, oversight of their inventory management policies and procedures, and higher partner accountability when dealing with errors;
- Designed and implemented management oversight controls specifically related to inventory counts at third party distribution centers and final mile locations;
- Increased operational accuracy of inventory cycle count processes;
- Improved timeliness and accuracy of transactional processing between Peloton and third-party service providers and increased the accuracy of inventory data across Peloton internal systems, Peloton warehouses, and third-party providers;
- Implemented or enhanced controls related to inventory costing and the review of inventory excess and obsolescence reserves;
- Consolidated our inventory network and reduced our inventory exposure to locations with historically high physical count inaccuracy; and
- Enhanced our training of standard operating procedures and internal controls to key stakeholders within the supply chain, logistics, and inventory processes.

These steps have been subject to ongoing senior management review, as well as oversight by the audit committee of our Board of Directors.

Based on the results of our testing of the enhanced controls, we have determined that the updated controls and procedures are effective as of June 30, 2025. As a result, we believe this material weakness has been remediated.

In addition, as previously reported in Part II, Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal year ended June 30, 2024, we identified a material weakness in our internal control over financial reporting related to the business process control environment at Precor. Management assessed the design and operating effectiveness of automated and manual business process controls in Precor's environment, and identified a number of deficiencies related to lack of proper design of controls and lack of sufficient documentation to validate control design effectiveness, in particular management review controls. Management determined that in the aggregate, these control deficiencies constitute a material weakness.

Management has completed the implementation of significant enhancements to our Precor's business process controls. Management has implemented new or enhanced internal control procedures which we believe address both the identified material weakness and strengthens our overall financial control environment, including:
- Utilized a risk-based approach to remediation and prioritized business process controls designed to mitigate significant financial statement risk areas, including financial statement close process review controls and management review controls over inventory and revenue transactions;
- Engaged an accounting advisory firm to assist with the documentation, evaluation, remediation, and testing of our internal control over financial reporting related to Precor's business process control environment based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission;

- Trained relevant personnel on the design and operation of our internal control over financial reporting relating to Precor's business process control environment; and
- Hired additional qualified accounting and financial reporting personnel with internal control expertise to support the Precor business.

These steps have been subject to ongoing senior management review, as well as oversight by the audit committee of our Board of Directors.

Based on the results of our testing of the enhanced controls, we have determined that the updated controls and procedures are effective as of June 30, 2025. As a result, we believe this material weakness has been remediated.

We concluded with respect to each of the material weaknesses described above that these material weaknesses did not result in any material misstatements in our financial statements or disclosures in the current year or in our annual consolidated financial statements in any of the prior fiscal years in which this material weakness existed. Based on additional procedures and post-closing review, management concluded that the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Report of Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent registered public accounting firm that audited the consolidated financial statements, has issued an audit report on our internal control over financial reporting as of June 30, 2025, which is included in Item 8 of this Annual Report on Form 10-K.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

On May 16, 2025, Liz Coddington, our Chief Financial Officer, entered into a pre-arranged stock trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (a "Rule 10b5-1 Plan"). Ms. Coddington's Rule 10b5-1 Plan provides for the potential aggregate sale of up to (i) 1,158,011 shares of Class A common stock upon the vesting of certain restricted stock units ("RSUs"), in each case vesting between September 13, 2025 and November 15, 2026 and (ii) 238,664 shares of Class A common stock upon the vesting of certain performance stock units ("PSUs"), which are expected to vest on September 15, 2025, assuming the satisfaction of certain performance conditions. Each RSU and each PSU represents a contingent right to receive one share of Class A common stock.

On May 29, 2025, Charlie Kirol, our Chief Operating Officer, entered into a Rule 10b5-1 Plan. Mr. Kirol's Rule 10b5-1 Plan provides for the potential aggregate sale of up to 282,550 shares of Class A common stock upon the vesting of certain RSUs, in each case vesting between July 15, 2025 and July 15, 2026. Each RSU represents a contingent right to receive one share of Class A common stock.

As previously disclosed, Jen Cotter, our Chief Content Officer, entered into a Rule 10b5-1 Plan on December 5, 2024 providing for the potential sale of shares of Class A common stock upon the vesting of certain RSUs and PSUs. The aggregate number of shares that may be sold pursuant to the plan upon the vesting of PSUs is 238,664.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended June 30, 2025, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended June 30, 2025, and is incorporated herein by reference.

Item 12. Securities Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended June 30, 2025, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended June 30, 2025, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended June 30, 2025, and is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules

The following documents are filed, furnished or incorporated by reference as part of this Annual Report on Form 10-K:

1. Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8, of this Annual Report on Form 10-K.

2. Financial Statement Schedules

All financial statement schedules have been omitted because they are not required or are not applicable, or the required information is shown in our consolidated financial statements or the notes thereto.

3. Exhibits

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation.	10-Q	001-39058	3.1	11/06/2019	
3.2	Second Amended and Restated Bylaws.	8-K	001-39058	3.1	04/08/2024	
4.1	Form of Class A common stock certificate.	S-1/A	333-233482	4.1	09/10/2019	
4.2	Fourth Amended and Restated Investors' Rights Agreement by and between the Registrant and certain security holders of the Registrant, dated April 5, 2019.	S-1	333-233482	4.2	08/27/2019	
4.3	Indenture, dated as of May 24, 2024, between Peloton Interactive, Inc. and U.S. Bank Trust Company, National Association, as trustee.	8-K	001-39058	4.1	05/24/2024	
4.4	Form of 0.00% Convertible Senior Notes due 2026 (included in Exhibit 4.1).	8-K	001-39058	4.2	02/11/2021	
4.5	Form of 5.50% Convertible Senior Notes due 2029 (included in Exhibit 4.1).	8-K	001-39058	4.1	05/24/2024	
4.6	Description of Class A Common Stock Registered Under Section 12 of the Securities Exchange Act of 1934, as amended.	10-K	001-39058	4.3	09/11/2020	
10.1†	Form of Indemnification Agreement.	S-1	333-233482	10.1	08/27/2019	
10.2†	2015 Stock Plan and forms of award agreements thereunder.	S-1	333-233482	10.2	08/27/2019	

10.3†	[2019 Equity Incentive Plan and forms of award agreements thereunder.](#)	10-K	001-39058	10.3	09/07/2022
10.4†	[Amendment to the Peloton Interactive, Inc. 2019 Equity Incentive Plan.](#)	8-K	001-39058	10.1	12/12/2023
10.5†	[2019 Employee Stock Purchase Plan and form of subscription agreement thereunder.](#)	S-8	333-233941	4.8	09/26/2019
10.6†	[Offer Letter by and between Peter Stern and the Registrant, dated October 28, 2024.](#)	8-K	001-39058	10.1	10/31/2024
10.7†	[Offer Letter by and between Elizabeth Coddington and the Registrant, dated June 6, 2022.](#)	8-K	001-39058	10.1	06/06/2022
10.8†	[Offer Letter by and between Jennifer Cotter and the Registrant, dated April 26, 2019.](#)	10-K	001-39058	10.1	08/23/2023
10.9†	[Offer Letter by and between Nick Caldwell and the Registrant, dated September 18, 2023.](#)	10-K	001-39058	10.12	08/22/2024
10.10†	[Offer Letter, by and between Charles Kirol and the Registrant, dated April 3, 2025.](#)	8-K	001-39058	10.1	04/09/2025
10.11†	[Offer Letter by and between Andrew Rendich and the Registrant, dated March 7, 2022.](#)	10-K	001-39058	10.11	08/22/2024
10.12†	[Transition Agreement, by and between Andrew Rendich and the Registrant, dated April 7, 2025.](#)	8-K	001-39058	10.2	04/09/2025
10.13†	[Offer Letter by and between Karen Boone and the Registrant, dated May 2, 2024.](#)	10-K	001-39058	10.15	08/22/2024
10.14†	[Amendment No. 1 to the May 2, 2024 Offer Letter, by and between Karen Boone and the Registrant, dated October 30, 2024.](#)	8-K	001-39058	10.2	10/31/2024
10.15†	[Offer Letter by and between Chris Bruzzo and the Registrant, dated May 2, 2024.](#)	10-K	001-39058	10.16	8/22/2024
10.16†	[Severance and Change in Control Plan and form of participation agreement thereunder.](#)	10-K	001-39058	10.9	09/11/2020
10.17	[Agreement of Lease by and between the Registrant and Maple West 25th Owner, LLC, dated November 11, 2015, as amended.](#)	S-1/A	333-233482	10.9	09/10/2019

10.18	[Agreement of Lease by and between the Registrant and CBP 441 Ninth Avenue Owner LLC, dated November 16, 2018.](#)	S-1/A	333-233482	10.10	09/10/2019		
10.19	[Amendment and Restatement Agreement, dated as of May 30, 2024, among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and JPMorgan Chase Bank, N.A. and Goldman Sachs Lending Partners LLC as joint bookrunners and joint lead arrangers.](#)	8-K	001-39058	10.1	05/30/2024		
19.1	[Insider Trading Policy and Procedures.](#)	10-K	001-39058	19.1	08/23/2023		
21.1	[List of Subsidiaries.](#)	S-1	333-233482	21.1	08/27/2019		
23.1	[Consent of Ernst & Young LLP, Independent registered public accounting firm.](#)					X	
24.1	[Power of Attorney (included in the signature page).](#)					X	
31.1	[Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)					X	
31.2	[Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)					X	
32.1	[Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)					XX	
32.2	[Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)					XX	
97.1†	[Policy for Recovery of Incentive-Based Compensation.](#)	10-K	001-39058	97.1	8/22/2024		
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					X	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					X	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					X	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					X	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					X	
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					X	

† Indicates a management contract or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

* Certain portions of this document that constitute private or confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

** *Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will supplementally furnish copies of omitted schedules and exhibits to the SEC or its staff upon its request.*

X Filed herewith.
XX Furnished herewith.
The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act of the Exchange Act.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PELOTON INTERACTIVE, INC.

Date: August 7, 2025

By: /s/ Peter Stern

Peter Stern
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Peter Stern Peter Stern	President and Chief Executive Officer and Director (Principal Executive Officer)	August 7, 2025
By: /s/ Elizabeth F Coddington Elizabeth F Coddington	Chief Financial Officer (Principal Financial Officer)	August 7, 2025
By: /s/ Saqib Baig Saqib Baig	Chief Accounting Officer (Principal Accounting Officer)	August 7, 2025
By: /s/ Jay Hoag Jay Hoag	Director	August 7, 2025
By: /s/ Karen Boone Karen Boone	Director	August 7, 2025
By: /s/ Chris Bruzzo Chris Bruzzo	Director	August 7, 2025
By: /s/ Tara Comonte Tara Comonte	Director	August 7, 2025
By: /s/ Angel Mendez Angel Mendez	Director	August 7, 2025
By: /s/ Pamela Thomas-Graham Pamela Thomas-Graham	Director	August 7, 2025

Corporate Information

Board of Directors

Jay Hoag[(1)(3)]
Chairperson of the Board

Peter Stern
Director

Karen Boone[(1)]
Director

Chris Bruzzo[(3)]
Director

Tara Comonte[(2)]
Director

Angel L. Mendez[(2)]
Director

Pamela Thomas-Graham[(2)]
Director

Leadership Team

Peter Stern
Chief Executive Officer
and President

Elizabeth Coddington
Chief Financial Officer

Tammy Albarrán
Chief Legal Officer

Dalana Brand
Chief People Officer

Nick Caldwell
Chief Product Officer

Jennifer Cotter
Chief Content Officer

Megan Imbres
Chief Marketing Officer

Charlie Kirol
Chief Operating Officer

Dianna Kraus
Chief Communications Officer

Dion Camp Sanders
Chief Commercial Officer

Stockholder Account Assistance
Registered stockholder records are maintained by our transfer agent: Equiniti Trust Company, LLC
Website:
www.shareowneronline.com
Telephone:
(800) 468-9716

Form 10-K
Our Form 10-K is incorporated herein and has been filed with the Securities and Exchange Commission. To request a copy of our Form 10-K, free of charge from the Company, please contact Investor Relations.

Investor Relations
Company information is available upon request without charge. Please contact the Investor Relations team by email at investor@onepeloton.com

Committee memberships
(1) Compensation Committee, (2) Audit Committee,
(3) Nominating, Governance and Corporate Responsibility Committee



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